This is a confidential draft submission to the U.S. Securities and Exchange Commission on January 21, 2020

and is not being filed under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LUCID DIAGNOSTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	[●]	82-5488042
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Grand Central Place

Suite 4600

New York, New York 10165

212-949-4319

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lishan Aklog, M.D., Chief Executive Officer

Lucid Diagnostics Inc.

One Grand Central Place

Suite 4600

New York, NY 10165

212-949-4319

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Alan Miller, Esq. Jeffrey M. Gallant, Esq. Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue New York, New York 10174 Tel: (212) 818-8800 Fax: (212) 818-8881	[●]

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [X]	Smaller reporting company [X]
Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [  ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock(1)	$9,200,000	$1,194,16

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act.
(2)	Includes the amount of common stock subject to an over-allotment option granted to the underwriters.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion [●], 2020

[●] Shares

LUCID DIAGNOSTICS INC.

Common Stock

Lucid Diagnostics Inc. is a Delaware corporation that will be spun off from PAVmed Inc. in connection with the closing of this offering. This is an initial public offering of up to [●] shares of the common stock of Lucid Diagnostics Inc. The public offering price per share is anticipated to be between $[●] and $[●].

Prior to this offering, there has been no public market for our shares of common stock. We intend to apply to have our common stock listed on the Capital Market of The Nasdaq Stock Market, or “Nasdaq,” under the symbol “LUCD.” We cannot guarantee that our common stock will be approved for listing on the Nasdaq Capital Market.

		Per Share		Total
Public offering price	$	[●]	$	[●]
Underwriting discount(1)	$	[●]	$	[●]
Proceeds to us, before offering expenses	$	[●]	$	[●]

(1)	See “Underwriting” beginning on page 92 of this prospectus for a description of the compensation payable to, and other arrangements with, the underwriters.

The underwriters may also purchase up to [●] additional shares of common stock from us at the public offering price, less the underwriting discount, solely to cover over-allotments, if any, within 45 days after the date of this prospectus.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and will be subject to certain reduced public company reporting requirements for this prospectus and future filings.

Investing in the securities offered by this prospectus involves a high degree of risk. See “Risk Factors” beginning on page 10 of this prospectus for information that should be considered in connection with an investment in such securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment on or about [●], 2020.

[●]

The date of this prospectus is [●], 2020

About This Prospectus

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by us or on our behalf or to which we may have referred you. We and the underwriters do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information, and none of us are making an offer to sell the securities in any jurisdiction where the offer or sale thereof is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of the prospectus or of any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

For investors outside of the United States, we have not, nor have the underwriters, done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

We have proprietary rights to trademarks used in this prospectus, including Lucid Diagnostics™, EsoGuard™, EsoCheck™ and Collect+ProtectTM. Solely for our convenience, trademarks and trade names referred to in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name, or service mark of any other company appearing in this prospectus is the property of its respective holder.

i

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements. Unless otherwise stated in this prospectus:

●	“510(k)” refers to a premarket submission made pursuant to Section 510(k) of the FDCA to demonstrate that a device to be marketed is at least as safe and effective as, that is, substantially equivalent to, a legally marketed device that is not subject to PMA;

●	“BE” refers to Barrett’s Esophagus, a condition in which there are changes in the type of cell lining the esophagus, and which can occur with or without dysplasia, the latter of which is referred to as “nondysplastic BE” or “NDBE”;

●	“CLIA” refers to the Clinical Laboratory Improvement Amendments;

●	“CWRU” refers to Case Western Reserve University, the owner of the EsoGuard and EsoCheck technology;

●	“dysplasia” refers to an abnormal change in cells that occurs prior to the cells becoming cancerous. Dysplasia is referred to as high-grade dysplasia, or “HGD,” or low-grade dysplasia, or “LGD,” depending on the level of abnormality;

●	“EAC” refers to adenocarcinoma of the esophagus;

●	“FDA” refers to the Food and Drug Administration;

●	“FDCA” refers to the Food, Drug, and Cosmetic Act;

●	“GERD” refers to gastroesophageal reflux disease, commonly known as chronic heart burn or acid reflux;

●	“initial stockholders” refers to the holders of our common stock issued in private placements in connection with our founding in May 2018 and in connection with financing transactions completed prior to the closing of this offering;

●	“IVD” refers to in vitro diagnostic medical device, if it is a reagent, calibrator, control material, kit, specimen receptacle, software, instrument, apparatus, equipment or system, whether used alone or in combination with other diagnostic goods for in vitro use;

●	“LDT” refers to a laboratory developed test, and is a type of IVD test that is designed, manufactured and used within a single laboratory which is also certified pursuant to the CLIA to support the marketing of the test;

●	“PAVmed” refers to PAVmed Inc., our founder and our majority stockholder;

●	“PMA” refers to premarket approval and is the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices. A Class III device is one that supports or sustains human life or is of substantial importance in preventing impairment of human health or presents a potential, unreasonable risk of illness or injury. Insufficient information exists on a Class III device so that performance standards (Class II) or general controls (Class I) cannot provide reasonable assurance that the device is safe and effective for its intended use;

●	“spin-off” refers to the distribution of our common stock by PAVmed to its stockholders through a special dividend in connection with the closing of this offering; and

●	“we,” “us,” “our,” “our company” or “Lucid” refers to Lucid Diagnostics Inc.

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Our Business and Lead Products

We are a molecular diagnostics and medical device company focused on the early detection and prevention of EAC, a highly lethal form of esophageal cancer. We have developed an accurate, non-invasive, patient-friendly screening test for the early detection of EAC and of Barrett’s Esophagus, including dysplasia, pre-cursors to EAC in patients with chronic heart burn or acid reflux.

We have licensed two revolutionary patent-protected technologies from CWRU:

●	EsoGuard, a molecular diagnostic esophageal DNA test shown in a published human study to be highly accurate at detecting BE, as well as EAC. Most individuals with BE are unaware that they have BE and thus are unaware of their risk of developing EAC, as well as of treatment options available to them which are highly effective at preventing progression of disease. The estimated immediately addressable domestic market opportunity for EsoGuard is nearly $2 billion based on tens of millions of U.S. GERD patients who are BE screening candidates according to published guidelines.

●	EsoCheck, a non-invasive cell collection device designed to sample cells from a targeted region of the esophagus in a five-minute office-based procedure, without the need for endoscopy. It consists of an easy to swallow capsule the size of a gelcap, containing a proprietary textured balloon used to collect a mucosal cell sample when inflated. When the balloon is deflated after cell collection, the proprietary and patent-protected Collect+Protect Technology retracts the balloon, with its collected cells, into the capsule, where they are protected during the retrieval process. These sampled cells may then be subjected to any commercially available diagnostic test, including EsoGuard.

Our initial commercial products consist of the EsoCheck device for collecting esophageal cells and the EsoGuard DNA assay for testing cells for the presence of BE and EAC, with EsoCheck and EsoGuard being distributed as separate products. Our purpose is to commercialize these products, and to develop and commercialize other products that use or enhance the same underlying technology. In particular, we are planning a human clinical trial, expected to be approximately 31 months in duration, in support of a PMA application for the marketing of EsoCheck and EsoGuard in combination as a screening tool for the detection of BE.

We believe that the EsoGuard diagnostic test, when performed on samples collected by EsoCheck, has the potential to save many lives through early BE detection.

Our Opportunity

The incidence of EAC, the most common cancer of the esophagus, has quadrupled over the past 30 years. Its prognosis remains dismal, with fewer than 20% of patients surviving at five years. We are pursuing the development of the EsoGuard technology to provide the more than 30 million diagnosed GERD patients a non-invasive, less costly test by which to detect Barrett’s Esophagus so that patients identified with the condition may receive surveillance and medical therapies well known to be highly effective at preventing progression to esophageal cancer.

The primary risk factor for, and a presumed cause of Barrett’s Esophagus is GERD, commonly known as chronic heartburn or acid reflux, wherein stomach acid refluxes into the esophagus. GERD affects 20-40% of Western adult populations, according to published epidemiological data. The repeated exposure to stomach acid can lead to specific metaplastic and dysplastic, i.e. pre-cancerous changes in the esophageal lining, a condition known as Barrett’s Esophagus.

BE is most diagnosed in the U.S. by the presence of so-called “salmon colored” mucosa visualized during upper endoscopy together with columnar epithelium (so-called intestinal metaplasia) seen on in biopsies taken from such an affected area. In BE, columnar epithelium replaces the stratified squamous epithelium which normally lines the distal esophagus (at the nexus of the stomach). This metaplastic epithelium is the initial manifestation of a progressive disease process, which, if unabated, continues through a dysplastic phase and ultimately into EAC. Due to the known risk for progression of BE toward EAC, current guidelines advise patients with NDBE to be enrolled in endoscopic surveillance programs in order to detect progression. Endoscopic surveillance includes extensive biopsy sampling, taken per the Seattle biopsy protocol. For NDBE, the American College of Gastroenterology recommends surveillance endoscopy at 3-5 year intervals. For patients with confirmed LGD and without life-limiting comorbidity, endoscopic therapy is considered as the preferred treatment modality, although endoscopic surveillance every 12 months is an acceptable alternative. Patients with HGD are to be managed with endoscopic therapy.

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The only currently-validated approach to assess a patient for BE and EAC, and the current “gold standard”, is white light esophagogastroduodenoscopy, or “EGD,” also commonly known as “upper endoscopy,” together with collection of multiple biopsy specimens from the potentially affected area in the distal esophagus. The procedure is invasive and expensive. In the U.S., EGD is almost always done under intravenous sedation in a specialized facility. It requires a patient to be fasting for several hours beforehand, to take a day off from work, and to be accompanied by a caregiver who also must miss work as a result. Multiple biopsies must be taken, and each must be read by a highly trained and specialized medical pathologist. Interpretation of these biopsies is highly subjective; for BE with LGD, pathological interpretation comes with an unacceptably low concordance rate between pathologists. The EGD procedure itself, the administration of anesthesia, and the procurement of biopsies, all carry medical risk. No screening alternative exists currently, and no device currently carries an FDA label indication to screen for any of these conditions. It is our belief that EsoGuard may become the widespread screening test to fulfill this unmet patient need similar to how pap smears and HPV testing have now become the widespread screening test to help eradicate cervical cancer.

However, despite the well-accepted understanding that BE may progress to dysplasia and EAC, the clear guidance on the importance of BE surveillance and treatment, and the broad availability of EGD throughout the U.S., most cases of BE remain undiagnosed. Multiple studies demonstrate that more than 90% of patients who develop EAC never knew they had BE prior to their EAC diagnosis. A major opportunity for prevention of this cancer is being missed due to inadequate screening of at-risk populations. The major GI societies clearly define populations at high risk and advocate screening of such individuals, yet the vast majority go unscreened. It is estimated that more than 90% of high risk individuals for whom screening is currently indicated do not have it done. Put simply, nearly all EAC patients have evidence of BE but fewer than one in ten will have had the condition detected prior to their cancer diagnosis.

Nearly all patients diagnosed with EAC have evidence of Barrett’s Esophagus, and it is accepted that Barrett’s Esophagus is a precursor condition on a spectrum of progression that in certain individuals will culminate in EAC, but in the vast majority of those with EAC, no prior diagnosis of Barrett’s Esophagus will have been made. If detected before the EAC esophagus cancer develops, Barrett’s Esophagus can be successfully treated, usually with non-surgical approaches. Heartburn symptoms, commonly seen in patients with acid reflux with or without Barrett’s Esophagus, can easily be treated with over-the counter medications, while a diagnosis of BE with LGD or HGD offers options for endoscopic management including radiofrequency ablation and local resection; these technologies have made LGD and HGD highly treatable with success rates of such therapies at greater than 90%.

Our Solution

EsoCheck collects cells from the esophagus without the need for endoscopy in a non-invasive five-minute office-based procedure. Its proprietary and patent-protected Collect+Protect Technology protects collected samples from being diluted or contaminated during retrieval within an easy to swallow capsule the size of a gelcap. The capsule contains a proprietary textured balloon that when inflated inside the esophagus exposes ridges that have been shown to collect a greater amount of cellular material than predicate devices. Once the targeted region of the esophagus is swabbed collecting cells on the balloon’s surface, the Collect+Protect Technology pulls the collected cells into the capsule where they are then protected during the retrieval process. The sampled cells can then be sent onto a molecular laboratory to perform any commercially available diagnostic test.

The use of EsoGuard, on samples collected using EsoCheck, may offer an accurate, lower cost, non-invasive approach, that does not require endoscopy, to screen for BE and EAC. The use of EsoGuard, on samples collected using EsoCheck, is not intended as a replacement for EGD. Instead of replacing EGD, it is our vision that the use of EsoGuard, on samples collected using EsoCheck, may “enlarge the top of the funnel” of high risk individuals who get screened in the first place; those who test positive by EsoGuard will proceed to an EGD, whether as a confirmatory diagnostic procedure, a therapeutic procedure, or both.

By focusing the use of these follow-up EGDs on patients with the highest pre-EGD likelihood of a positive finding, and by doing so more effectively and less expensively than the current risk stratification criteria allow, the use of EsoGuard, on samples collected using EsoCheck, may enable health care systems to allocate more effectively the resources they currently spend on performing EGDs.

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Development Status

EsoCheck may currently be offered under a substantial equivalence determination made by the FDA pursuant to a 510(k). On June 21, 2019, Lucid was notified by FDA that it may market EsoCheck, subject to the general controls provisions of the FDCA, as a cell collection device indicated for use in the collection and retrieval of surface cells of the esophagus in the general population of adults, 22 years of age and older.

EsoGuard may currently be offered as an LDT, and has been reported in an article in Science Translational Medicine to have a high sensitivity and specificity for the detection of Barrett’s Esophagus with and without dysplasia, as well as for EAC.

EsoCheck (i.e., by itself) may be used routinely by physicians to collect esophageal cells for various medical diagnostic purposes, including to diagnose or manage conditions such as Esophageal Candidiasis (a yeast infection of the esophagus which occurs in patients with compromised immune systems) and Eosinophilic Esophagitis (a common inflammatory condition of the esophagus). EsoGuard (i.e., also by itself) may be performed on cytology samples collected by a means other than EsoCheck, e.g., via EGD. However, our present clinical development focus, and the subject of a recent IVD pre-submission meeting with the FDA, is on assessing the performance of the combined system (i.e., the use of the EsoGuard assay on cells collected using EsoCheck) to detect BE, with and without dysplasia, and/or EAC, in individuals deemed to be at high risk for these conditions.

We intend to seek FDA approval for the use of EsoGuard, on samples collected using EsoCheck, as an IVD device through a PMA submission. The combined system may offer an accurate, lower cost, non-invasive, approach to screen for BE with and without dysplasia, and for EAC, as compared with the current gold standard, namely diagnostic EGD plus biopsy. EsoCheck used for this purpose is performed as a five minute office-based procedure without sedation. Samples collected are sent for laboratory analysis by EsoGuard and typically result in the issuance of a report of findings to the ordering physician, in under three weeks from the date of the test.

In October 2019, we had a pre-submission meeting with the FDA seeking FDA guidance on the clinical development plan we propose to conduct, consisting of a screening study and a case control study, in support of a future PMA submission to approve EsoCheck and EsoGuard as an IVD medical device. We expect to enroll our first patient in the early part of 2020.

4

Experienced Management

The leadership team devoted to advancing our strategic plan, which includes Lishan Aklog, M.D., our Chief Executive Officer, Dennis McGrath, our Chief Financial Officer, David Wurtman, M.D., our Chief Medical Officer, and Randy Brown, our Chief Operating Officer, has the clinical expertise and commercial acumen to identify, innovate, and commercialize a diversified portfolio of high-margin products in attractive markets with experience in direct-to-consumer, physician, and professional market development to drive adoption of our medical technologies toward standard of care. Additionally, we maintain a medical advisory board comprised of renowned individuals with extensive expertise in clinical medicine and the medical device, molecular diagnostic, and medical laboratory industries.

As of the date of this prospectus, the members of our leadership team are employees of PAVmed, our majority stockholder, and are made available to us pursuant to a management services agreement. See “The Spin-Off” and “Certain Transactions.” Certain members of our leadership team, including Dr. Wurtman and Mr. Brown, devote substantially all of their business time to our operations. Upon the closing of this offering, Dr. Wurtman and Mr. Brown will become direct employees of ours, and a portion of the compensation of our other executive officers will be paid directly by us.

License Agreement

On May 12, 2018, we entered into a license agreement, or the “License Agreement,” with CWRU. Under the terms of the License Agreement, we acquired an exclusive worldwide right to use the intellectual property rights to the EsoGuard and EsoCheck technology for the detection of changes in the esophagus.

As compensation for the license, CWRU received equity in us as described elsewhere in this prospectus. In addition, CWRU is entitled to receive royalties based on net sales by us of products utilizing the EsoGuard and EsoCheck technology, as well as a specified portion of any other non-royalty proceeds received by us pursuant to a sublicense of the EsoGuard and EsoCheck technology (less any amounts distributed to CWRU as a stockholder of ours during the applicable calendar year). We also will be required to pay CWRU a minimum yearly royalty commencing the year after the first commercial sale of a product utilizing the EsoGuard and EsoCheck technology, with the minimum amount rising based on prior years’ net sales of the product. The License Agreement is subject to certain regulatory and commercialization milestones, with a payment due from us to CWRU upon the achievement of certain of the milestones. The as-yet unachieved milestones that trigger such payments include the first commercial sale of product using the licensed technology and the submission of a pre-market approval application to the FDA for a product using the licensed technology.

The License Agreement terminates upon the expiration of certain related patents, or on May 12, 2038 in countries where no such patents exist, or upon expiration of any exclusive marketing rights that have been granted by the FDA or other U.S. government agency, whichever comes later. In the event that we default in the payment of any amount when due under the License Agreement, and such amount is not paid within 30 days of notice of nonpayment, CWRU may terminate the exclusivity of the license or terminate the License Agreement in full. In addition, either party may terminate the License Agreement upon the other party’s default in the performance of its obligations under the License Agreement, subject to certain grace periods. Upon expiration of the License Agreement in the ordinary course, we expect to continue selling products using the EsoGuard and EsoCheck technology, as CWRU’s proprietary intellectual property rights in the technology also will have expired.

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Emerging Growth Company

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain disclosure and other obligations that are applicable to public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act,” being able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and being exempt from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reduced disclosure and other obligations until we are no longer an emerging growth company.

In addition, Section 107 of the Jumpstart Our Business Startups Act, or the “JOBS Act,” provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the “Securities Act,” for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period for complying with new or revised financial accounting standards.

We may remain an emerging growth company for up to five years, although we will lose that status as of the last day of the fiscal year in which we have more than $1.07 billion of revenues, have more than $700.0 million in market value of our common stock held by non-affiliates (assessed as of the most recently completed second quarter), or if we issue more than $1.0 billion of non-convertible debt over a three-year period.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We may be unable, for many reasons, including those that are beyond our control, to implement our current business strategy and to become profitable.

●	We have a limited operating history, and have not generated any revenues.

●	We have incurred losses since our inception and may not be able to achieve profitability.

●	We expect to derive substantially all of our revenues from the EsoGuard and EsoCheck products.

●	We are highly dependent on the License Agreement, the termination of which would prevent us from commercializing our products, and which imposes significant obligations on us.

●	We may not be able to obtain regulatory approval in the U.S. for EsoGuard and EsoCheck as a combined product, and we may not be able to obtain regulatory approval for any of our products abroad.

●	We currently do not have any commercialized products and our products may never achieve market acceptance.

●	If we are unable to protect our intellectual property, or operate our business without infringing on the intellectual property rights of third parties, our business will be negatively affected.

●	The markets in which we operate are highly competitive.

●	Our customers may not receive adequate third-party reimbursement for our products.

●	Our officers and directors and our largest stockholder, PAVmed, engage in business activities that may result in conflicts of interest, which conflicts may not be resolved in our favor.

●	We may need substantial additional funding to advance our products to commercialization and may be unable to raise such capital when needed.

●	PAVmed has granted a lien on all its assets, and we have guaranteed and granted a lien on all our assets, to secure the repayment of certain senior secured convertible promissory notes issued by PAVmed, which could harm our financial condition or result in a change in control of our company if PAVmed is unable to satisfy its obligations. While we expect the holders of the promissory notes to terminate the guarantee and release the lien granted by us (but not by PAVmed) prior to the closing of this offering, we have not obtained a commitment from the holders at this time.

Corporate History

We were incorporated in Delaware on May 8, 2018 under the name “Lucid Diagnostics Inc.”

Upon signing of the License Agreement, on May 12, 2018, 10,000,000 shares of our common stock were issued to PAVmed, CWRU and the three individual physician inventors of the EsoGuard and EsoCheck technology. PAVmed was issued 8,187,499 of these shares. In addition, the physician inventors signed consulting agreements with us to continue to support the development of the technology, and we entered into a management services agreement with PAVmed, which provides for us to compensate PAVmed in exchange for PAVmed providing certain management, technical and administrative services to us. We also entered into a shareholders agreement with PAVmed, CWRU and the three individual physician investors, which will terminate upon consummation of this offering.

As of the date of this prospectus, we owe PAVmed approximately $5.1 million related to working capital advances and earned, but unpaid, management services fees. Upon the closing of this offering, we intend to issue a $5.1 million convertible promissory note to PAVmed, or the “Convertible Note,” in exchange for the cancellation of $5.1 million payable by us to PAVmed. The Convertible Note will mature 24 months from the date of issuance, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share.

Prior to the closing of this offering, we also intend to enter into a securities purchase agreement with certain accredited investors for the purchase of 2,000,000 common stock in a private placement, at a purchase price of $2.00 per share, or the “Private Placement.” The proceeds of the Private Placement will be used for working capital purposes.

Corporate Information

Our executive offices are located at One Grand Central Place, Suite 4600, New York, NY 10165, and our telephone number is (212) 949-4319. Our corporate website is www.luciddx.com. The information contained on or that can be assessed through our website is not incorporated by reference into this prospectus and you should not consider information on our website to be part of this prospectus or in deciding whether to purchase our securities.

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THE OFFERING

Common stock being offered	[●] shares of common stock

Public offering price	The public offering price per share is anticipated to be between $[●] and $[●].

Common stock outstanding prior to this offering	10,000,000 shares of common stock

Common stock outstanding after this offering	[●] shares of common stock

Spin-Off

PAVmed intends to distribute to its stockholders 530,000 shares of our common stock held by it, after which PAVmed will own 7,657,499 shares of our common stock, as well as the Convertible Note. The distribution will be effected through a special dividend by PAVmed to its stockholders in connection with the closing of this offering. We refer to this distribution as the “spin-off.”

Since our inception, our business has been operated through an entity separate from PAVmed, although we share certain facilities and employees pursuant to a management services agreement. The management services agreement covers a variety of matters and provides for our use of PAVmed’s office space and personnel for management, technical and administrative services. We will continue to use PAVmed’s services under the management services agreement until such time as our board of directors determines, and we expect to continue such use until the initial launch our products for commercial sale. We believe this arrangement is more cost-effective to us, because some of these resources would be under-utilized if acquired by us on a full-time basis prior to our initial product launch.

We and PAVmed each believe that, as a result of the separation of our business from PAVmed’s business, each company will have greater access to capital, and ultimately will be in a better position to recruit dedicated executive leadership once the Board of Directors determines it is best to do so. In addition, as a result of the separation, each company can offer its stockholders a more focused investment opportunity than that currently presented by a more diversified PAVmed.

For more information, see “The Spin-Off” beginning on page 45 of this prospectus.

Over-allotment option	We have granted the underwriters an option, exercisable for 45 days after the date of this prospectus, to purchase up to [●] additional shares of common stock from us at the public offering price, less the underwriting discount, solely to cover over-allotments, if any. See “Underwriting.”

Proposed Nasdaq symbol	Prior to this offering, there has been no public market for our shares of common stock. We intend to apply to have our common stock listed on the Nasdaq Capital Market under the symbol “LUCD.” We cannot guarantee that our common stock will be approved for listing on the Nasdaq Capital Market.

Lock-up	Our executive officers and directors and the initial stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for [●] days after the date of this prospectus without first obtaining the written consent of the representative of the underwriters. See “Shares Eligible for Future Sale” and “Plan of Distribution” for a further description of the lock-up arrangements agreed to in connection with this offering.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $[●] million based upon an assumed public offering price of $[●] per share, after deducting the underwriting discount and estimated offering expenses payable by us. We intend to utilize the net proceeds of the offering (together with the net proceeds from the Private Placement) for research and development of our current and future products, including completing clinical trials and pursuing regulatory clearance or approval from the FDA or comparable foreign regulatory authorities (in addition to the 510(k) marketing clearance for the EsoCheck cell collection device already obtained from the FDA); commercialization and marketing of our current and future products; and manufacturing and laboratory costs. We expect to use any remainder of the net proceeds for working capital and general corporate purposes. See “Use of Proceeds” for further information on our use of proceeds from the offering.

Risk Factors	Prospective investors should carefully consider the risks set forth in “Risk Factors” beginning on page 10 before investing in the shares offered hereby.

Unless expressly indicated or the context requires otherwise, all information in this prospectus, including the number of shares that will be outstanding after this offering, is based on 10,000,000 shares outstanding as of the date hereof, assumes the completion of the Private Placement and excludes the effect of:

●	the issuance of up to approximately 2,550,000 shares upon conversion of the Convertible Note to be issued to PAVmed;

●	the issuance of up to 995,000 shares upon the exercise of options outstanding as of the date hereof, including 695,000 shares underlying options issued under our 2018 Long-Term Incentive Equity Plan, or the “Plan”; and

●	the issuance of up to 3,305,000 shares reserved, but not subject to outstanding options, under the Plan.

Unless expressly indicated or the context requires otherwise, all information in this prospectus assumes no exercise by the underwriters of the over-allotment option.

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SUMMARY FINANCIAL DATA

You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus, “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have derived the results of operations data for the period from inception to December 31, 2018 and the balance sheet data as of December 31, 2018 from our audited financial statements included in this prospectus. We have derived the results of operations data for the nine months ended September 30, 2019 and the balance sheet data as of September 30, 2019 from our unaudited financial statements included in this prospectus.

In Thousands (Except Share and Per Share Data)	For the Nine Months Ended September 30, 2019	For the Period May 8, 2018 (inception) through December 31, 2018
Results of Operations Data:
Net sales	—	—
Net loss	$2,762	$1,126
Net loss per share	$(0.28)	$(0.11)
Weighted average number of shares outstanding	10,000,000	10,000,000

	September 30, 2019
In Thousands (Except Share and Per Share Data)	Historical	Pro Forma(1)(3)	Pro Forma As Adjusted(2)(3)		December 31, 2018
Balance Sheet Data:
Cash	$232	$4,232	$	[●]	$18
Working capital	$(3,871)	$129		[●]	$1,062
Total assets	$456	$4,456		[●]	$18
Total liabilities	$4,128	$4,128		[●]	$1,080
Total stockholders’ equity	$(3,671)	$329		[●]	$(1,063)

(1)	Gives effect to (i) the issuance of the Convertible Note in exchange for the cancellation of approximately $5.1 million payable by us to PAVmed, and (ii) the sale of 2,000,000 shares of our common stock at a price of $2.00 per share in the Private Placement.

(2)	Gives further effect to the sale of the shares offered hereby at an assumed public offering price of $[●] per share, after deducting the underwriting discount and estimated offering expenses payable by us.

(3)	Excludes the effect of (i) the issuance of up to 995,000 shares upon the exercise of options outstanding as of the date hereof, including 695,000 shares underlying options issued under the Plan, and (ii) the issuance of up to 3,305,000 shares reserved, but not subject to outstanding options, under the Plan.

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RISK FACTORS

An investment in the common stock offered by this prospectus involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this prospectus, before making a decision to invest in the shares of common stock offered hereby. If any of the following risk factors actually occur, our business, prospects, operating results and financial condition could suffer materially, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Associated with our Business

Since we have a limited operating history, and have not generated any revenues, you will have little basis upon which to evaluate our ability to achieve our business objective.

Since we have a limited operating history, and have not generated any revenues, you will have little basis upon which to evaluate our ability to achieve our business objective. We are subject to all of the problems, expenses, delays and other risks inherent in any new business, as well as problems inherent in establishing a name and business reputation.

The markets in which we operate are highly competitive, and other companies or institutions may develop and market novel or improved technologies, which may make the EsoGuard or EsoCheck technologies less competitive or obsolete.

Given the large market for BE screening, and the prevalence of EAC, we expect to face numerous competitors, some of which possess significantly greater financial and other resources and development capabilities than us. Our EsoGuard test faces competition from procedure-based detection technologies such as upper endoscopy, and newer screening technologies such as pill-based imaging solutions like PillCam Eso, cleared by the FDA in November 2004, and transnasal esophagoscopy, a flexible tube with a miniature camera which is inserted into the nose and advanced through the esophagus into the upper portion of the stomach. Our EsoCheck device faces competition from other manufactures with devices designed to collect cell samples from targeted regions of the esophagus. For example, Cytosponge is a small mesh sponge within a soluble gelatin capsule that dissolves in the stomach and then is pulled through the targeted region brushing the lining of the esophagus and then later retrieved, although it is unprotected from contamination like EsoCheck. Companies like Interpace Diagnostics (Nasdaq: IDXG), NeoGenomics (Nasdaq: NEO) and Cernostics are developing progression type test for known patients with BE aimed at assessing or predicting the likely development of EAC. Our competitors may also be developing additional methods of detecting BE and EAC that have not yet been announced.

Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, if we seek to develop other products, we expect to compete with a broad range of organizations in the U.S. and other countries that are engaged in the development, production and commercialization of diagnostic products and services. These competitors include biotechnology, diagnostic and other life science companies; academic and scientific institutions; governmental agencies; and public and private research organizations.

Most of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources. We may be unable to compete effectively against our competitors either because their products and services are superior or more cost efficient, or because they have access to greater resources than us. These competitors may have broader product lines and greater name recognition than we do. Many of these competitors have obtained FDA or other regulatory clearances or approvals, and patent protection, for their products, or are in the process of seeking such clearances, approvals and protection. Certain of our competitors have already commercialized their products, and others may commercialize their products in advance of our products. In addition, our competitors may make technical advances that render our products obsolete. We may be unable to respond to such technical advances, especially given our focus on the EsoGuard and EsoCheck technology. Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, even if we do develop new marketable products or services, our current and future competitors may develop products and services that are more commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us.

We expect to derive substantially all of our revenues from the EsoGuard and EsoCheck products.

Although we may develop additional products based on the technology underlying the EsoGuard and EsoCheck products, we presently expect to derive substantially all of our revenues from sales of the EsoGuard and EsoCheck products. As such, any factor adversely affecting sales of the EsoGuard and EsoCheck products, including the product development and release cycles, regulatory issues, intellectual property rights issues, market acceptance, product competition, performance and reliability, reputation, price competition and economic and market conditions, and the other factors discussed in this prospectus, could adversely affect our business prospects, financial condition and results of operations, and could threaten the viability of our business.

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Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, we may develop additional products that use or enhance the same underlying technology. Accordingly, our future performance may be affected by the success of products we have not yet developed.

Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, we may develop and commercialize additional products that use or enhance the same underlying technology, in which case we will face risks relating to such product development. Commitments to develop new products must be made well in advance of any resulting sales, and technologies and standards may change during development, potentially rendering our products outdated or uncompetitive before their introduction. Our ability to develop products to meet evolving industry requirements and at prices acceptable to our customers will be significant factors in determining our competitiveness. We may expend considerable funds and other resources on the development of our products without any guarantee that these products will be successful. If we attempt to bring, but are not successful in bringing, one or more products to market, whether because we fail to address marketplace demand, fail to develop viable products or otherwise, our results of operations could be seriously harmed.

We are highly dependent on the License Agreement, the termination of which would prevent us from commercializing our products, and which imposes significant obligations on us.

We are highly dependent on the intellectual property licensed from CWRU, pursuant to which we license the technology underlying our EsoGuard and EsoCheck products. We presently expect that any other product or service we may develop also will rely on the same technology. In the event that we default in the payment of any amount when due under the License Agreement, and such amount is not paid within 30 days of notice of nonpayment, CWRU may terminate the exclusivity of the license or terminate the License Agreement in full. Furthermore, if we breach the agreement, including by failing to use our commercially best efforts to achieve the milestones prescribed by the agreement, and we do not cure such breach within the applicable time period, in addition to seeking damages, CWRU could terminate the License Agreement. Any termination of the License Agreement resulting in the loss of the licensed rights would prevent us from launching the EsoGuard and EsoCheck products or any other products or services we may develop in the market. Any termination of the exclusivity of the license could damage our competitive position within the marketplace. In addition, disputes may also arise between us and CWRU regarding the License Agreement. If any such dispute results in an impairment of our ability to use the intellectual property, we may be unable to commercialize the EsoGuard and EsoCheck products or any other product or service we may develop. Accordingly, any such termination or dispute could threaten the viability of our business.

Furthermore, the License Agreement imposes significant obligations on us. We will be required to pay CWRU a minimum yearly royalty commencing the year after the first commercial sale of a product utilizing the EsoGuard and EsoCheck technology, with the minimum amount rising based on prior years’ net sales of the product. The License Agreement also is subject to certain regulatory and commercialization milestones, with a payment due from us to CWRU upon the achievement of certain of the milestones. The remaining milestones include the first commercial sale of product using the licensed technology and the submission of a PMA application to the FDA for a product using the licensed technology. Accordingly, we could be obligated to pay royalties or other amounts to CWRU even though we have generated no or limited revenue. Such payments could materially and adversely affect our profitability, and could limit our investment in our business.

Our products may never achieve market acceptance.

To date, we have not generated any revenues. Our ability to generate revenues from product sales and to achieve profitability will depend upon our ability to successfully commercialize the EsoGuard and EsoCheck products and any other products, tests or services we develop. Because we have not yet begun to offer any of our products, tests or services for sale, we have no basis to predict whether any of our products will achieve market acceptance. A number of factors may limit the market acceptance of any of our products, including:

●	in the case of the approval of the combined EsoGuard and EsoCheck product as an IVD, and in the case of any other products or services we may develop in the future, the timing of regulatory approvals of our products and market entry compared to competitive products;

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●	the effectiveness, reliability and safety of our products, including any potential side effects, and the other competitive features of our products, including price, as compared to alternatives;

●	the rate of adoption of our products by hospitals, doctors and nurses and acceptance by the health care community, and the ease of the ordering process for doctors;

●	guidelines and other recommendations from medical societies and other similar organizations relating to monitoring, diagnosis and treatment of esophageal cancer and pre-cancer or other medical conditions for which are products are designed;

●	the product labeling or product inserts required by regulatory authorities for each of our products;

●	the availability of insurance or other third-party reimbursement, such as Medicare, for patients using our products;

●	the extent and success of our marketing efforts and those of our collaborators; and

●	unfavorable publicity concerning our products or similar products.

If third-party payers, including managed care organizations, do not approve and maintain reimbursement for our products at adequate reimbursement rates, we may be unable to successfully commercialize our products which, we expect, would limit or slow our revenue generation and likely have a material adverse effect on our business.

Successful commercialization of our EsoGuard test and EsoCheck device, and of any other product or service we develop, depends, in large part, on the availability of adequate reimbursement from government insurance plans, managed care organizations and private insurance plans. The Clinical Laboratory Fee Schedule, or “CLFS,” has not yet set the Center for Medicare and Medicaid Services, or “CMS,” reimbursement rate for EsoGuard or EsoCheck, and neither have any other third-party payers approved reimbursement or set a reimbursement rate for our products. On December 2, 2019, CMS posted the Final Determinations for new and revised billing codes for laboratory services under the Medicare CLFS. Under the Final Determinations, Medicare payment for the EsoGuard test will be set by the regional Medicare Administrative Contractors, or “MACs,” under the “gapfill” process. Under this process, the MACs will consider test charges, resources, rates paid by other payers, rates paid for similar tests, and other factors. CMS will take the regional rates set by MACs in early 2020 and determine a preliminary CLFS rate for 2021 at the median of the MAC rates. This preliminary rate will be subject to comments before being finalized later in 2020. The final gapfill amount will apply for the period January 1, 2021 through December 31, 2023. Commercial third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Third-party payers are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new healthcare products. As a result, there is uncertainty surrounding whether EsoGuard or EsoCheck, or any other product or service we develop, will be eligible for coverage by third-party payers or, if eligible for coverage, what the reimbursement rates will be. Reimbursement of esophageal cancer screening by a third-party payer may depend on a number of factors, including a payer’s determination that tests using our technologies are: sensitive and specific for esophageal cancer and pre-cancer; not experimental or investigational; approved or recommended by the major guidelines organizations; reliable, safe and effective; medically necessary; appropriate for the specific patient; and cost-effective.

Coverage determinations and reimbursement rates are also subject to the effects of federal and state coverage mandates and other healthcare regulations and reform initiatives as described below. As noted below, federal and state coverage mandates may be deemed not to apply to EsoGuard and EsoCheck, may be interpreted in a manner unfavorable to us, may be difficult to enforce and are subject to repeal or modification. For example, the Patient Protection and Affordable Care Act, or the “ACA,” may be repealed or materially modified, in whole or in part, or replaced with an alternative legal framework governing healthcare matter. Such repeal, modification or replacement may eliminate or modify coverage mandates for preventive services, and any such elimination or modification may have an adverse effect on our business prospects.

In addition to the risk of adverse reimbursement decisions, we also may experience material delays in obtaining such reimbursement decisions and payment for our EsoGuard test and EsoCheck device that are beyond our control. Further, there can be no assurance that CMS and other third-party payers who initially decide to cover our products will continue to do so. Coverage determinations and reimbursement rates are subject to change, including as a result of reimbursement rate adjustments under the Protecting Access to Medicare Act of 2014, or the “PAMA,” as described below, and we cannot guarantee that even if we initially achieve coverage and adequate reimbursement rates, they will continue to be applicable to our products in the future. Furthermore, it is possible that Medicare or other federal payers that provide reimbursement for our tests may suspend, revoke or discontinue coverage at any time, may require co-payments from patients, or may reduce the reimbursement rates payable to us.

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We may pursue a variety of strategies to increase commercial payer coverage and reimbursement of EsoGuard and EsoCheck and any other product or service we may develop. In certain situations, where we believe payers are obligated to cover EsoGuard under federal and state laws that mandate coverage for certain esophageal cancer screening tests, we may sue to enforce coverage obligations or pursue similar tactics. Such litigation and tactics may be costly, may divert management attention from other responsibilities, may cause payers, including those not directly involved in any litigation, to resist contracting with us, and may ultimately prove unsuccessful.

If we are unable to obtain favorable decisions from third-party payers, including CMS and managed care organizations, approving reimbursement at adequate levels for our EsoGuard test and EsoCheck device, and any other product or service we may develop, or if coverage is later revoked or reimbursement levels are reduced, our commercial success will be compromised, our ability to raise capital may be restricted and our revenues would be significantly limited. Healthcare providers may be reluctant to prescribe our products if they believe that a significant number of their patients will not be reimbursed for the test.

Even where a third-party payer agrees to cover EsoGuard and EsoCheck at an adequate reimbursement rate, other factors may have a significant impact on the actual reimbursement we receive for an EsoGuard test or EsoCheck device from that payer. For example, if we do not have a contract with a given payer, we may be deemed an “out-of-network” provider by that payer, which could result in the payer allocating a portion of the cost of the EsoGuard test or EsoCheck device to the patient, notwithstanding any applicable coverage mandate. We may be unsuccessful in our efforts to enter into, or maintain, a network contract with a given payer, and we expect that our network status with a given payer may change from time to time for a variety of reasons, many of which may be outside our control. To the extent EsoGuard or EsoCheck is out of network for a given payer, physicians may be less likely to prescribe EsoGuard and EsoCheck for their patients and their patients may be less likely to comply with those prescriptions that are written. Also, some payers may require that they give prior authorization for an EsoGuard test or EsoCheck device before they are willing to pay for it or review claims post-service to ensure the service was medically appropriate for specific patients. Prior authorization and other medical management practices may require that we, patients or physicians provide the payer with extensive medical records and other information. Prior authorization and other medical management practices impose a significant additional cost on us, may be difficult to comply with given our position as a laboratory that generally does not have direct access to patient medical records, may make physicians less likely to prescribe EsoGuard and EsoCheck for their patients, and may make patients less likely to comply with physician orders for EsoGuard and EsoCheck, all or any of which may have an adverse effect on our revenues. Payment rates also may vary according to the use of the product and the clinical setting in which it is used, may be based on payments allowed for lower cost products that are already reimbursed and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of products from countries where they may be sold at lower prices than in the U.S.

We face uncertainty related to healthcare reform, pricing, coverage and reimbursement, which could reduce our revenue.

Healthcare reform laws, including the ACA and PAMA, are significantly affecting the U.S. healthcare and medical services industry. Recently-passed legislation, such as that eliminating the individual mandate for coverage, and possible future legal and regulatory changes, including potential repeal or modification of the ACA, or approval of health plans that allow lower levels of coverage for preventive services, could substantially change the structure and finances of the health insurance system and the methodology for reimbursing medical services, drugs and devices, including our current and future products and services. The ACA has also been the subject of various legal challenges and in December 2018, a federal district court in Texas held that the ACA is unconstitutional and unenforceable. The court’s decision is subject to appeal, but if this case, or any other case challenging the ACA is ultimately successful, insurance coverage for EsoGuard, and any other product or service we develop, could be materially and adversely affected. Any change in reimbursement policy could result in a change in patient cost-sharing, which could adversely affect a provider’s willingness to prescribe our EsoGuard test, and any other product or service we develop. Healthcare reforms, which may intend to reduce healthcare costs, may have the effect of discouraging third-party payers from covering certain kinds of medical products and services, particularly newly developed technologies, such as our EsoGuard test or EsoCheck device, or any other products or services we develop. We cannot predict whether future healthcare reform initiatives will be implemented at the federal or state level or the effect any such future legislation or regulation will have on us. The taxes imposed by new legislation, cost reduction measures and the expansion in the government’s role in the U.S. healthcare industry may result in decreased profits to us, which may adversely affect our business, financial condition and results of operations.

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No CMS reimbursement rate for EsoGuard has been set. On December 2, 2019, CMS posted the Final Determinations for new and revised billing codes for laboratory services under the Medicare CLFS. Under the Final Determinations, Medicare payment for the EsoGuard test will be set by the regional MACs under the “gapfill” process. Under this process, the MACs will consider test charges, resources, rates paid by other payers, rates paid for similar tests, and other factors. CMS will take the regional rates set by MACs in early 2020 and determine a preliminary CLFS rate for 2021 at the median of the MAC rates. This preliminary rate will be subject to comments before being finalized later in 2020. The final gapfill amount will apply for the period January 1, 2021 through December 31, 2023. PAMA presents significant uncertainty for future CMS reimbursement rates for EsoGuard. Because Medicare currently covers a significant portion of the patients in the current targeted screening population for EsoGuard, any reduction in the CMS reimbursement rate for EsoGuard would negatively affect our revenues and our business prospects. There can be no assurance under PAMA that adequate CMS reimbursement rates will initially be assigned or will continue to be assigned to our tests. Further, it is possible that Medicare or other federal payers that provide reimbursement for our tests in the future may later suspend, revoke or discontinue coverage at any time, may require co-payments from patients, or may reduce the reimbursement rates payable to us. Any such action could have a negative impact on our revenues.

Coverage of EsoGuard and EsoCheck, and any other products we develop, may also depend, in whole or in part, on whether payers determine, or courts and/or regulatory authorities determine, coverage is required under applicable federal or state laws mandating coverage of certain esophageal cancer screening services. For example, Section 2713 of the ACA mandates that certain health insurers cover evidence-based items or services that have in effect a rating of “A” or “B” in the current recommendations of USPSTF without imposing any patient cost-sharing, which we sometimes refer to as the “ACA mandate.” Similarly, federal regulations require that Medicare Advantage plans cover “A” or “B” rated preventive services without patient cost-sharing.

Several states have laws mandating coverage for preventive services, such as esophageal cancer screening services, applicable to certain health insurers. Not all of these laws apply to EsoGuard and EsoCheck, however. Further, if the ACA is repealed, replaced or overturned, or even if it is not, states may decide to modify their laws, which may include repeal of those coverage mandates that we believe currently apply to EsoGuard or EsoCheck.

The regulations that govern pricing and reimbursement for new products vary widely from country to country, and may adversely affect the pricing, coverage and reimbursement rates of our products in other countries.

The regulations that govern pricing and reimbursement for new products vary widely from country to country. Some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing clearance or approval is granted. In some foreign markets, pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain regulatory clearance or approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product and negatively impact the revenue we are able to generate from the sale of the product in that country. In addition, to obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available therapies. Adverse pricing limitations may hinder our ability to recoup our investment in the EsoGuard and EsoCheck products and any other products, tests or services we develop, even if our products obtain regulatory approval.

Due to billing complexities in the diagnostic and laboratory service industry, we may not be able to collect payment for the EsoGuard tests we perform.

Billing for diagnostic and laboratory services is a complex process. Laboratories bill many different payers including patients, private insurance companies, Medicare, Medicaid, and employer groups, all of which have different billing requirements. We are continuing to work with third-party payers to cover and reimburse EsoGuard tests. If we are unsuccessful, we may not receive payment for EsoGuard tests we perform for patients on a timely basis, if at all, and we may not be able to provide services for patients with certain healthcare plans. We may face lawsuits by government or commercial payers if they believe they have overpaid us for our EsoGuard test services or as a result of other circumstances. We may face write-offs of doubtful accounts, disputes with payers and patients, and long collection cycles. We may face patient dissatisfaction, complaints or lawsuits, including to the extent EsoGuard tests are not fully covered by insurers and patients become responsible for all or part of the price of the test. As a result, patient compliance in fulfilling prescriptions for EsoGuard could be adversely affected. To the extent patients express dissatisfaction with our billing practices to their physicians, those physicians may be less likely to prescribe EsoGuard for other patients, and our business would be adversely affected.

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Even if payers do agree to cover EsoGuard, our billing and collections process may be complicated by the following and other factors, which may be beyond our control:

●	disputes among payers as to which payer is responsible for payment;

●	disparity in coverage among various payers or among various healthcare plans offered by a single payer;

●	payer medical management requirements, including prior authorization requirements;

●	differing information and billing requirements among payers; and

●	failure by patients or physicians to provide complete and correct billing information.

Furthermore, our contracts with a commercial payer may not permit us to bill patients insured by that payer for amounts beyond deductibles, co-payments and co-insurance as prescribed in the coverage agreement between the payer and the patients. Moreover, when contracted payers do not cover an EsoGuard test, for example, for failure to satisfy prior-authorization or other payer medical management requirements, we may not be permitted to collect the balance from the patient and our business is adversely impacted.

The uncertainty of receiving payment for our EsoGuard test and complex laboratory billing processes could negatively affect our business and our operating results.

If our clinical studies do not satisfy providers, payers, patients and others as to the reliability and performance of our EsoGuard test and the EsoCheck device, or any other product or service we may develop and seek to commercialize, we may experience reluctance or refusal on the part of physicians to order, and third-party payers to pay for, such test.

Although we have received marketing clearance for our EsoCheck device from the FDA and our EsoGuard test may be offered as an LDT performed by a high-complexity CLIA-certified laboratory, if the results of any research and clinical studies conducted by us, including those conducted for the purpose of obtaining approval of the combined EsoGuard and EsoCheck product as an IVD, and our sales and marketing activities relating to communication of these results, do not convince guidelines organizations, physicians and other healthcare providers, third-party payers and patients that EsoGuard and EsoCheck constitute a safe and reliable screening method, we may experience reluctance or refusal on the part of physicians to order, and third-party payers to pay for, our EsoGuard test and EsoCheck device, which could adversely affect our business prospects. Likewise, if the results of our research and clinical studies and our sales and marketing activities relating to new products or services we may develop and seek to commercialize in the future do not convince FDA and other regulators, guidelines organizations, physicians and other healthcare providers, third-party payers and patients that such other products and services are safe and reliable, those tests may not receive or sustain necessary regulatory clearances or approvals and we may experience reluctance or refusal on the part of physicians to order, and third-party payers to pay for, those tests, which could adversely affect our business prospects.

Recommendations, guidelines and quality metrics issued by various organizations, including the U.S. Preventative Services Task Force, the American Cancer Society and the National Committee for Quality Assurance, may significantly affect payers’ willingness to cover, and physicians’ willingness to prescribe, our products and services.

Securing influential recommendations, inclusion in healthcare guidelines and inclusion in quality measures are keys to our physician and payer engagement strategies. These guidelines, recommendations and quality metrics may shape payers’ coverage decisions and physicians’ cancer screening procedures.

The USPSTF, a panel of primary care physicians and epidemiologists and other national experts funded by the U.S. Department of Health and Human Services’ Agency for Healthcare Research and Quality, makes influential recommendations on clinical preventative services. We intend to seek a USPSTF recommendation in the future. The process of USPSTF recommendation development is lengthy, requires high quality supporting evidence for a positive recommendation, and that the outcome of any USPSTF process is uncertain.

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Failure in our information technology, storage systems or our clinical laboratory equipment could significantly disrupt our operations and our research and development efforts, which could adversely impact our revenues, as well as our research, development and commercialization efforts.

Our ability to execute our business strategy depends, in part, on the continued and uninterrupted performance of our information technology, or “IT,” systems that support our operations and our research and development efforts, and those IT systems within the control of our contract manufacturers and contract laboratories, including at our clinical laboratory. We are substantially dependent on those IT systems to receive and process EsoGuard test orders, securely store patient health records and deliver the results of our EsoGuard tests. The integrity and protection of our own data, and that of our customers and employees, is critical to our business. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. IT systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our IT systems, and the precautionary measures taken by our contract parties, sustained or repeated system failures that interrupt our ability to generate and maintain data, and in particular to operate our clinical laboratory, could adversely affect our ability to operate our business. Any interruption in the operation of IT systems could have an adverse effect on our operations. Furthermore, any breach in our IT systems could lead to the unauthorized access, disclosure and use of non-public information, including protected health information, which is protected by HIPAA and other laws. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and damage to our reputation.

System upgrades, enhancements and replacements, as well as new systems, are required from time to time, and require significant expenditures and allocation of valuable employee resources. Delays in integration or disruptions to our business from implementation of these new or upgraded systems could have a material adverse impact on our financial condition and operating results. There can be no assurance that our process of improving existing systems, developing new systems to support our expanding operations, integrating new systems, protecting confidential patient information, and improving service levels will not be delayed or that additional systems issues will not arise in the future. Failure to adequately protect and maintain the integrity of our information systems issues and data may result in a material adverse effect on our financial position, results of operations and cash flows.

We expect to rely on courier delivery services to transport EsoGuard collection kits to physicians and other medical professionals and samples back to laboratory facilities for analysis. If these delivery services are disrupted or become prohibitively expensive, customer satisfaction and our business could be negatively impacted.

In most cases, we expect to ship EsoGuard collection kits to physicians and have the physician’s office ship samples to our laboratory facility for analysis, by air and ground express courier delivery service. Disruptions in delivery service, whether due to bad weather, natural disaster, labor disruptions, terrorist acts or threats, or for other reasons, can adversely affect customer satisfaction, specimen quality and our ability to provide our services on a timely basis. If the courier delivery services that transport EsoGuard collection kits institute significant price increases, our profitability would be negatively affected and we may need to identify alternative delivery methods, if possible, modify our service model, or attempt to raise our pricing, which may not be possible with regard to Medicare claims or commercially practicable with regard to commercial claims.

Our products may cause serious adverse side effects or even death or have other properties that could delay or prevent their regulatory clearance or approval, limit the commercial desirability of an approved label or result in significant negative consequences following any marketing clearance or approval.

The risk of failure of clinical development is high. Except for the EsoCheck cell collection device, which has received marketing clearance (as a stand-alone product) in the U.S. from the FDA pursuant to a 501(k), none of the products we are developing have received clearance or approval from the FDA or comparable foreign regulatory authorities, although EsoGuard (as a stand-alone product) may be marketed as an LDT without FDA clearance or approval. It is impossible to predict when or if any other products we are developing, including EsoGuard and EsoCheck as a combined product, will prove safe enough to receive regulatory clearance or approval. Undesirable side effects caused by any products we are developing could cause us or regulatory authorities to interrupt, delay or halt any required clinical trials. They could also result in a more restrictive label or the delay or denial of regulatory clearance or approval by the FDA or other comparable foreign regulatory authority.

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Additionally, after receipt of marketing clearance or approval of any products we may develop, if we or others later identify undesirable side effects or even deaths caused by such product, a number of potentially significant negative consequences could result, including:

●	we may be forced to recall such product and suspend the marketing of such product;

●	regulatory authorities may withdraw their clearance or approval of such product;

●	regulatory authorities may require additional warnings on the label that could diminish the usage or otherwise limit the commercial success of such products;

●	the FDA or other regulatory bodies may issue safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings about such product;

●	the FDA may require the establishment or modification of Risk Evaluation Mitigation Strategies or a comparable foreign regulatory authority may require the establishment or modification of a similar strategy that may, for instance, restrict distribution of our products and impose burdensome implementation requirements on us;

●	we may be required to change the way the product is administered or conduct additional clinical trials;

●	we could be sued and held liable for harm caused to subjects or patients;

●	we may be subject to litigation or product liability claims; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of our products.

We face an inherent risk of product liability exposure related to the sale of the EsoGuard/EsoCheck product and any other products we develop. The marketing, sale and use of our products could lead to the filing of product liability claims against us if someone alleges product failures, product malfunctions, manufacturing flaws, or design defects resulted in injury to patients. We may also be subject to liability for a misunderstanding of, or inappropriate reliance upon, the information we provide. If we cannot successfully defend ourselves against claims that any product we may develop caused injuries, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	decreased demand for our products;

●	injury to our reputation and significant negative media attention;

●	withdrawal of patients from clinical studies or cancellation of studies;

●	significant costs to defend the related litigation and distraction to our management team;

●	substantial monetary awards to patients;

●	loss of revenue; and

●	the inability to commercialize any products that we may develop.

In addition, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

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We may not be able to protect or enforce the intellectual property rights for the technology used in, or expected to be used in, our products, which could impair our competitive position.

Our success depends significantly on our ability to protect the patents, trademarks, trade secrets, copyrights and the other intellectual property rights for the technology used, or expected to be used, in our products. We rely primarily on patent protection and trade secrets, including the patents to the EsoGuard technology licensed by us from CWRU, as well as a combination of copyright and trademark laws and nondisclosure and confidentiality agreements to protect the technology and other intellectual property on which we rely. However, these legal means afford only limited protection and may not adequately protect our rights or permit us to gain or maintain any competitive advantage. In addition, although we have the right to direct CWRU to seek patent protection for the EsoGuard technology in additional countries, we have limited control over the prosecution of any such application and have limited control over CWRU’s other intellectual property practices as they relate to the EsoGuard technology. Despite our intellectual property rights practices, it may be possible for a third party to copy or otherwise obtain and use the technology on which we rely without authorization, develop similar technology independently or design around our patents. Furthermore, protecting intellectual property rights is costly and time consuming. We are responsible for the costs of CWRU in preparing, filing and prosecuting any patents related to the EsoGuard technology (subject to a provision for cost sharing in the event CWRU grants additional licenses to the technology, none of which may overlap with our field of use).

Patents relied on by us may expire or may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related technologies. If any of the patents fails to protect the technology used by us, it would make it easier for our competitors to offer similar products. In addition, there is no assurance that competitors will not be able to design around the patents. Upon expiration of the patents, we may lose some of our rights to exclude others from making, using, selling or importing products using the technology based on the expired patents. We cannot be assured that any pending or future patent applications for the technology on which we rely will result in the issuance of a patent to us. The U.S. Patent and Trademark Office, or the “PTO,” may deny or require significant narrowing of claims in the patent applications, and patents issued as a result of the patent applications, if any, may not provide us with significant commercial protection or be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO.

We also rely on unpatented proprietary technology. We cannot assure you that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary products or processes or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology with confidentiality agreements and/or intellectual property assignment agreements with our team members, independent distributors and consultants. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information. Our trade secrets may be vulnerable to disclosure or misappropriation by employees, contractors, and other persons.

We also rely on the use of registered and common law trademarks with respect to the brand names of some of our products. Common law trademarks provide less protection than registered trademarks.

Furthermore, we may not be able to obtain patent protection and other intellectual property rights in all the countries in which we operate, and under the laws of such countries, patents and other intellectual property rights may be unavailable or limited in scope.

Any inability on our part to adequately protect our intellectual property may have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims by third parties which could be costly to defend, divert management’s attention and resources, and may result in liability.

The medical device industry is characterized by vigorous protection and pursuit of intellectual property rights. Companies in the medical device industry have used intellectual property litigation to gain a competitive advantage in the marketplace. From time to time, third parties may assert against us or CWRU their patent, copyright, trademark and other intellectual property rights relating to technologies that are important to our business. Searching for existing intellectual property rights may not reveal important intellectual property and our competitors may also have filed for patent protection, which is not publicly-available information, or claimed trademark rights that have not been revealed through our availability searches. We may be subject to claims that our team members or CWRU’s personnel have disclosed, or that we have used, or CWRU has used, trade secrets or other proprietary information of our team members’ or CWRU’s personnel’s former employers. Our efforts to identify and avoid infringing on third parties’ intellectual property rights may not always be successful. Any claims that our products or processes infringe these rights, regardless of their merit or resolution, could be costly, time consuming and may divert the efforts and attention of our management and technical personnel. In addition, we may not prevail in such proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. In any infringement litigation against CWRU relating to the EsoGuard technology, we will have the right to assume the defense of such suit at our expense.

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Any claims of patent or other intellectual property infringement against us or CWRU, even those without merit, could:

●	increase the cost of our products;

●	be expensive and/or time consuming to defend;

●	result in our being required to pay significant damages to third parties;

●	force us to cease making or selling products that incorporate the challenged intellectual property;

●	require us to redesign, reengineer or rebrand our products and technologies;

●	require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property on terms that may not be favorable or acceptable to us;

●	require us to develop alternative non-infringing technology, which could require significant effort and expense;

●	require us to indemnify third parties pursuant to contracts in which we have agreed to provide indemnification for intellectual property infringement claims;

●	result in our customers or potential customers deferring or limiting their purchase or use of the affected products impacted by the claims until the claims are resolved; and

●	otherwise have a material adverse effect on our business, financial condition and results of operations.

Any of the foregoing could affect our ability to compete or have a material adverse effect on our business, financial condition and results of operations.

Competitors may violate the intellectual property rights for the technology used in, or expected to be used in, our products, and we may bring litigation to protect and enforce our intellectual property rights, which may result in substantial expense and may divert our attention from implementing our business strategy.

We believe that the success of our business will depend, in significant part, on obtaining patent protection for our products and technologies, defending our patents and preserving our trade secrets and other proprietary intellectual property rights. Our failure to pursue any potential claim could result in the loss of our proprietary intellectual property rights and harm our position in the marketplace. Therefore, we may be forced to pursue litigation to enforce our rights. Future litigation could result in significant costs and divert the attention of our management and key personnel from our business operations and the implementation of our business strategy.

We expect to be dependent on third-party manufacturers since we do not expect to directly manufacture our products.

We do not expect to directly manufacture our products and expect to rely on third parties to do so for us. If our manufacturing agreements are not satisfactory, we may not be able to develop or commercialize products as planned. In addition, we may not be able to contract with third parties to manufacture our products in an economical manner. Furthermore, third-party manufacturers may not adequately perform their obligations, which may delay distribution of our products, clinical development or submission of products for regulatory clearance or approval or otherwise may impair our competitive position. We may not be able to enter into or maintain relationships with manufacturers that comply with good manufacturing practices. If a product manufacturer fails to comply with good manufacturing practices, we could experience significant time delays or we may be unable to commercialize or continue to market the products. Changes in our manufacturers could require costly new product testing and facility compliance inspections. In the United States, failure to comply with good manufacturing practices or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently in the event that our manufacturers are unable to manufacture our products at one or more of their facilities. As a result, the sale and marketing of our products could be delayed or we could be forced to develop our own manufacturing capacity, which could require substantial additional funds and personnel and compliance with extensive regulations.

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Our third-party manufacturers may not have the manufacturing and processing capacity to meet the production requirements of consumer demand or clinical testing in a timely manner.

Our capacity to commercialize our products and conduct any clinical trials required for additional regulatory clearances or approvals will depend in part on our ability to manufacture or provide our products on a large scale, at a competitive cost and in accordance with regulatory requirements. We must establish and maintain a commercial scale manufacturing process for all of our products in order to meet customer demand and to complete the clinical trials required for certain regulatory clearance or approval pathways.

We have no experience in large-scale product manufacturing, nor do we have the resources or facilities to manufacture most of our products on a commercial scale. Accordingly, we expect to rely on third party manufacturers. We cannot guarantee that our third-party manufacturers will be able to establish or increase production and processing capacity in a timely or cost-effective manner, or at all. Our third-party manufacturers may encounter delays or other difficulties in establishing or in increasing production or processing capacity at any time that could result in delays in the commercialization of our products, in the distribution of our products, in the clinical trials for our products or in the submissions for additional regulatory clearances or approvals for our products. Any such delays could have an adverse effect on our ability to obtain regulatory clearance or approval for, commercialize and secure sales of our products.

Furthermore, the manufacturing processes for our products have not yet been tested at commercial levels, and it may not be possible to produce or process these materials in a cost-effective manner.

We currently expect to perform our EsoGuard test in one laboratory facility. If demand for our EsoGuard test grows, we may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

We currently perform the EsoGuard test in a single laboratory facility in Irvine, California. The laboratory facility, without purchasing additional lab equipment applicable to our test, is expected to have an annual capacity of approximately 50,000 tests per year. If demand for the EsoGuard test outstrips this capacity, and the laboratory fails to add additional equipment and staff, or complete, or timely complete, an expansion of its available laboratory facilities, it may significantly delay our EsoGuard processing times and limit the volume of EsoGuard tests we can process, which may adversely affect our business, financial condition and results of operation. In addition, our financial condition may be adversely affected if they are unable to complete these expansion projects on budget and otherwise on terms and conditions acceptable to us. Finally, our financial condition will be adversely affected if demand for our products and services does not materialize in line with our current expectations and if, as a result, we end up building excess capacity that does not yield a reasonable return on our investment.

If our present, or any future, laboratory facilities were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, our business could be severely disrupted. We may not be able to perform our EsoGuard test or generate test reports as promptly as patients and healthcare providers require or expect, or possibly not at all. If we are unable to perform our EsoGuard test or generate test reports within a timeframe that meets patient and healthcare provider expectations, our business, financial results and reputation could be materially harmed.

We currently maintain insurance against damage to our property and equipment and against business interruption, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

We will be dependent on the sales and marketing efforts of third parties if we choose not to develop an extensive sales and marketing staff and other resources.

Initially, we expect to depend on the efforts of third parties (including sales agents and distributors) to carry out the sales and marketing of our products. We anticipate that each third party will control the amount and timing of resources generally devoted to these activities. However, these third parties may not be able to generate demand for our products. In addition, there is a risk that these third parties will develop products competitive to ours, which would likely decrease their incentive to vigorously promote and sell our products. If we are unable to enter into co-promotion agreements or to arrange for third-party distribution of our products, we will be required to expend time and resources to develop an effective internal sales force. However, it may not be economical for us to market our own products or we may be unable to effectively market our products. Therefore, our business could be harmed if we fail to enter into arrangements with third parties for the sales and marketing of our products or otherwise fail to establish sufficient marketing capabilities.

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If we attempt to bring any other products or services to market in addition to the EsoGuard test and EsoCheck device, we likely be required to make significant investments in research and development, which ultimately may prove unsuccessful.

Although there can be no assurance that we will pursue the development of any products or services other than the EsoGuard test and EsoCheck device, we may develop additional products or services based on the same underlying technology. If we attempt to bring any other such products or services to market, we likely will incur significant expenses on research and development efforts, which ultimately may prove unsuccessful.

Developing new or improved diagnostic tests and other medical products and services is a speculative and risky endeavor. Candidate products and services that may initially show promise may fail to achieve the desired results in larger clinical studies or may not achieve acceptable levels of clinical accuracy. Any test we develop will need to demonstrate in clinical studies a high level of accuracy. If in a clinical study a candidate product or service fails to identify even a small number of cancer cases, the sensitivity rate may be materially and adversely affected and we may have to abandon the candidate product or service.

We may need to explore a number of different designs, methods or technologies, alter our candidate products or services, and repeat clinical studies before we identify a potentially successful candidate. We may need to acquire, whether through purchase, license or otherwise, technologies owned by third parties, and we may not be able to acquire such technologies on commercially reasonable terms or at all. Product development is expensive, may take years to complete and can have uncertain outcomes. Failure can occur at any stage of the development. If, after development, a candidate product or service appears successful, we may, depending on the nature of the product or service, still need to obtain FDA and other regulatory clearances or approvals before we can market it. The FDA’s clearance or approval pathways are likely to involve significant time, as well as additional research, development and clinical study expenditures. There can be no guarantee that the FDA would clear or approve any future product or service we may develop. Even if the FDA clears or approves a new product or service we develop, we would need to commit substantial resources to commercialize, sell and market it before it could be profitable, and the product or service may never be commercially viable. Additionally, development of any product or service may be disrupted or made less viable by the development of competing products or services.

If we determine that any of our current or future development programs is unlikely to succeed, we may abandon it without any return on our investment into the program. We may need to raise significant additional capital to bring any new products or services to market, which may not be available on acceptable terms, if at all.

Certain conflicts of interest may arise between us and our officers, directors and affiliated companies, and we have waived certain rights with respect thereto.

Certain of our officers have fiduciary obligations to other companies and organizations engaged in medical device business activities, namely PAVmed, Saphena Medical, Kaleidoscope Medical, Cruzar Medsystems and CWRU. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our business. Furthermore, PAVmed, our majority shareholder, operates in the medical device industry. As a result, PAVmed may produce devices that compete directly or indirectly with our products.

Our certificate of incorporation includes a provision stating that we renounce any interest or expectancy in, or being offered an opportunity to participate in, any business opportunities, that are presented to our officers, directors, employees or stockholders, or affiliates thereof, who are also officers, directors, employees or stockholders of PAVmed or affiliates thereof, each a “PAVmed Party,” and in which a PAVmed Party may have an interest or expectancy, a “PAVmed Opportunity,” except as may be prescribed by any written agreement between us and PAVmed approved by our Board of Directors. In addition, no PAVmed Party will be liable to our company or our stockholders for monetary damages for breach of any fiduciary duty by reason of a PAVmed Party pursuing or acquiring any PAVmed Opportunity. Pursuant to the management services agreement, no PAVmed Party will pursue any opportunity related to commercializing the EsoGuard diagnostic test and the EsoCheck cell collection device, or developing and commercializing other products that use or enhance the same underlying technology.

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As a result of the foregoing, a potential business opportunity may be presented by certain members of our management team to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in such a transaction. In addition, if any PAVmed Party becomes aware of a potential business opportunity that is a PAVmed Opportunity (other than those specified in the management services agreement), including any such opportunity relating to any other diagnostic test or medical device, he or she will be entitled to present those opportunities to another PAVmed Party prior to presenting them to us. Accordingly, any conflicts of interest among us and our officers, directors, stockholders or their affiliates, including PAVmed and certain of our officers and directors, relating to business opportunities may not be resolved in our favor, and in cases where the business opportunity is a PAVmed Opportunity and it is presented to another PAVmed Party, we have waived our right to monetary damages in the event of any such conflict.

Our officers will allocate their time to other businesses thereby potentially limiting the amount of time they devote to our affairs. This conflict of interest could have a negative impact on our operations.

Our officers and directors are not required to commit their full time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. We presently expect each of our employees to devote such amount of time as they reasonably believe is necessary to our business. All of our officers are engaged in several other business endeavors and are not obligated to devote any specific number of hours to our affairs. If our officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our operations. We cannot assure you these conflicts will be resolved in our favor.

We are party to agreements pursuant to which we may be required to make payments to certain of our affiliates, which may reduce our cash flow and profits.

We are party to agreements pursuant to which we may be required to make payments to certain of our affiliates as described in “Certain Transactions.” For instance, under the License Agreement, we are required to make royalty and other payments to CWRU, which presently owns more than 5% of our outstanding common stock. In addition, we are required to make payments to PAVmed, our majority shareholder, under a management services agreement. While we believe that the agreements reflect arms’-length negotiations, we cannot assure you that such services are not available at lower cost from third parties. Any payments made to affiliates will reduce our cash flow and profits.

Our ability to be successful will be dependent upon the efforts of our key personnel.

Our ability to successfully carry out our business plan is dependent upon the efforts of our key personnel. We cannot assure you that any of our key personnel will remain with us for the immediate or foreseeable future. The unexpected loss of the services of our key personnel could have a detrimental effect on us. We may also be unable to attract and retain additional key personnel in the future. An inability to do so may impact our ability to continue and grow our operations.

Our business may suffer if we are unable to manage our growth.

If we fail to effectively manage our growth, our ability to execute our business strategy could be impaired. The anticipated rapid growth of our business may place a strain on our management, operations and financial systems. We may need to improve existing systems and controls or implement new systems and controls in response to anticipated growth.

We may conduct business internationally, in which case our business, financial condition and results of operations could be adversely affected by the political and economic conditions of countries other than the U.S.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of countries other than the U.S. in which we conduct business. These factors include:

●	challenges associated with cultural differences, languages and distance;

●	differences in clinical practices, needs, products, modalities and preferences;

●	longer payment cycles in some countries;

●	credit risks of many kinds;

●	legal and regulatory differences and restrictions;

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●	currency exchange fluctuations;

●	foreign exchange controls that might prevent us from repatriating cash earned in certain countries;

●	political and economic instability and export restrictions;

●	variability in sterilization requirements for multi-usage surgical devices;

●	potential adverse tax consequences;

●	higher cost associated with doing business internationally;

●	challenges in implementing educational programs required by our approach to doing business;

●	negative economic developments in economies around the world and the instability of governments, including the threat of war, terrorist attacks, epidemic or civil unrest;

●	adverse changes in laws and governmental policies, especially those affecting trade and investment;

●	pandemics, such as the Ebola virus, the enterovirus and the avian flu, which may adversely affect our workforce as well as our local suppliers and customers;

●	import or export licensing requirements imposed by governments;

●	differing labor standards;

●	differing levels of protection of intellectual property;

●	the threat that our operations or property could be subject to nationalization and expropriation;

●	varying practices of the regulatory, tax, judicial and administrative bodies in the jurisdictions where we operate; and

●	potentially burdensome taxation and changes in foreign tax.

PAVmed has granted a lien on all its assets, and we have guaranteed and granted a lien on all our assets, to secure the repayment of certain senior secured convertible promissory notes issued by PAVmed, which could harm our financial condition or result in a change in control of our company if PAVmed is unable to satisfy its obligations.

We have guaranteed and granted a lien on all our assets to secure the repayment of certain senior secured convertible promissory notes issued by PAVmed. A portion of the proceeds from the sale of the promissory notes was used to fund working capital advances from PAVmed to us. While we expect the holders of the promissory notes to terminate the guaranty and release the lien prior to the closing of this offering, we have not obtained a commitment from the holders at this time. If PAVmed is unable to satisfy its obligations, and the holder seeks to exercise its rights under the guaranty and the lien, it could harm our financial condition and damage our ability to pursue our business plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

PAVmed also has granted a lien on all its assets, including the shares of our common stock held by it, to secure the repayment of the promissory notes. In the event PAVmed is unable to satisfy its obligations under the promissory notes, and the holders of the promissory notes foreclose on the lien granted by PAVmed, it could result in a change in control of our company.

Risks Related to the Spin-Off

Our historical financial information as a subsidiary of PAVmed may not be representative of our results as an independent public company.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented or what they would have been if we were managed independently. The historical costs and expenses reflected in our combined financial statements include charges under the management services agreement for management, technical and administrative services provided by PAVmed, including centralized legal, accounting, tax, treasury, information technology and other corporate services and infrastructure costs. We will continue to incur these charges after the consummation of this offering, until such time as our Board of Directors determines to terminate the management services agreement or amend the scope of services to be provided thereby, which we expect will be upon the initial launch of our products for commercial sale. We and PAVmed believe these charges are reasonable reflections of the utilization levels of these services in support of our business. The historical financial information, however, is not necessarily indicative of our future results of operations, financial position, cash flows or costs and expenses. We have not made adjustments to reflect the changes that will occur in our cost structure, funding and operations as a result of our separation from PAVmed, such as increased costs associated with being a publicly traded, stand-alone company. We also have not made adjustments to reflect the many significant changes that will occur in our cost structure, funding and operations once our Board of Directors determines that we should be managed independently and terminates the management services agreement or amends the scope of the services to be provided thereby, including changes in our employee base, potential increased costs associated with reduced economies of scale, increased marketing expenses and increased administrative expenses. For additional information, see “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and our historical combined financial statements and notes thereto.

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Our ability to operate our business effectively may suffer if the management services agreement with PAVmed is insufficient to meet our needs or if, upon the termination of the management services agreement, we do not cost-effectively establish our own fully-functional financial, administrative, operational and other support systems in order to operate as a stand-alone company.

As a majority-owned subsidiary of PAVmed, we have historically relied on the financial resources and the services provided by PAVmed pursuant to a management services agreement to operate our business. The management services agreement covers a variety of matters, and provides for our use of PAVmed’s office space and personnel for management, technical and administrative services. See “The Spin-Off — Management Services Agreement.”

We will continue to use PAVmed’s services under the management services agreement until such time as our Board of Directors determines, and we expect to continue such use until the initial launch our products for commercial sale. Upon termination or amendment of the management services agreement, we may need to create our own financial, administrative, operational and other support systems or contract with third parties to replace PAVmed’s systems. As such systems will be new, it may take additional time to fully implement and stabilize these systems. In order to successfully implement our own systems and operate as a stand-alone business, we must be able to attract and retain a number of highly skilled employees.

The services provided under the management services agreement may not be sufficient to meet our needs and, after we terminate the management services agreement, we may not be able to replace these services or facilities at favorable costs and on favorable terms, if at all. Any gap in the services provided by PAVmed, or failure or significant downtime in our own financial or administrative systems once established, could result in unexpected costs, impact our results and/or prevent us from paying our suppliers and employees and performing other administrative services on a timely basis and could materially harm our business, financial condition, results of operations and cash flows.

Any disputes that arise between us and PAVmed with respect to our past and ongoing relationships could harm our business operations.

Disputes may arise between PAVmed and us in a number of areas relating to our past and ongoing relationships, including:

●	employee allocation, retention and recruiting;

●	the nature, quality and pricing of the services PAVmed has agreed to provide us; and

●	business opportunities that may be attractive to both PAVmed and us.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

Risks Related to Financial Condition

We have incurred operating losses since our inception and may not be able to achieve profitability.

We have incurred net losses since our inception. For the period from May 8, 2018 (date of inception) through September 30, 2019, we had a net loss of $3.9 million. To date, we have financed our operations through working capital advances from PAVmed, our parent company. Our ability to generate sufficient revenue from any of our products in development, and to transition to profitability and generate consistent positive cash flows is dependent upon factors that may be outside of our control. Following this offering, we expect that our operating expenses will continue to increase as we continue to develop, pursue regulatory clearance or approval for and commercialize our products, build our manufacturing, sales and other commercial infrastructure, and incur additional operational and reporting costs associated with being a public company. As a result, we expect to continue to incur operating losses for the foreseeable future.

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Our current financial condition raises substantial doubt as to our ability to continue as a going concern.

Since inception, we have incurred losses and negative cash flows from operating activities. For the period from May 8, 2018 (date of inception) through September 30, 2019, we had a net loss of $3.9 million. At September 30, 2019, we had an accumulated deficit of $3.9 million, negative working capital of $3.9 million, current liabilities of $4.1 million, and cash of $0.2 million. We anticipate incurring operating losses and do not expect to experience positive cash flows from operating activities and may continue to incur operating losses for the next several years as we complete the development of our products, seek regulatory approvals and clearances of such products, and begin to commercially market such products. These factors, which have existed since inception, are expected to continue, and raise substantial doubt about our ability to continue as a going concern within one year after the date the accompanying financial statements are issued. Our financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should we be unable to continue as a going concern. If we become unable to continue as a going concern, we may have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements. See Note 2 to our unaudited financial statements for the nine months ended September 30, 2019 and Note 2 to our audited financial statements for the period from inception (May 8, 2018) to December 31, 2018 included elsewhere in this prospectus.

We may need substantial additional funding and may be unable to raise capital when needed, which could force us to delay, reduce, eliminate or abandon growth initiatives or product development programs.

We intend to continue to make investments to support our business growth. Because we have not generated any revenue or cash flow to date, we may require additional funds to:

●	continue our research and development;

●	pursue additional regulatory clearances and approvals for our products;

●	protect our intellectual property rights or defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

●	fund our operations;

●	manufacture and distribute our products;

●	promote market acceptance of our products.

Our need for additional funds may be affected by:

●	the cost and timing of expanding our sales, marketing and distribution capabilities;

●	the effect of competing technological and market developments; and

●	the extent to which we acquire or invest in businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Debt or preferred stock financing, if available, may involve covenants restricting our operations or our ability to incur additional debt or issue additional preferred stock. Any debt or preferred stock financing that we raise may contain terms that are not favorable to us or our stockholders. Additional equity financing may result in substantial dilution to our existing stockholders. If we do not have, or are not able to obtain, sufficient funds, we may have to delay product development initiatives or license to third parties the rights to commercialize products or technologies that we would otherwise seek to market. We also may have to reduce manufacturing, distribution, marketing, customer support or other resources devoted to our products.

Our quarterly operating results could be subject to significant fluctuation, which could increase the volatility of our stock price and cause losses to our stockholders.

Our results of operations, including our revenue and profits, assuming we are able to successfully commercialize the EsoGuard and EsoCheck products, may fluctuate significantly, depending on a variety of factors, including the following:

●	our success in marketing and selling, and changes in demand for, our products, and the level of reimbursement and collection obtained for our products;

●	seasonal variations affecting physician recommendations for BE and EAC screenings and patient compliance with physician recommendations, including without limitation holidays, weather events, and circumstances such as the outbreak of influenza that may limit patient access to medical practices for preventive services such as BE and EAC screening;

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●	our success in collecting payments from third-party payers, patients and collaborative partners, variation in the timing of these payments and recognition of these payments as revenues;

●	the pricing of our products, including potential changes in Center for Medicare and Medicaid Services, or “CMS,” reimbursement rates or other reimbursement rates;

●	circumstances affecting our ability to provide our products, including weather events, supply shortages, or regulatory or other circumstances that adversely affect our ability to manufacture our products or process tests in our clinical laboratory;

●	fluctuations in the amount and timing of our selling and marketing costs and our ability to manage costs and expenses and effectively implement our business; and

●	our research and development activities, including the timing of costly clinical trials.

Risks Related to Government Regulation

If our laboratory fails to meet any applicable requirements of CLIA or similar state laws, that failure could adversely affect any future payer consideration of our technologies, prevent their clearance or approval entirely, and/or interrupt the commercial sale and/or marketing of any products and services and otherwise cause us to incur significant expense.

The laboratories used to perform the EsoGuard DNA assay diagnostic test are subject, and the laboratories used to perform any other tests we develop will be subject, to federal and state laws and regulations regarding the operation of clinical laboratories. Federal CLIA requirements and laws of certain states impose certification requirements for clinical laboratories, establish standards for quality assurance and quality control, among other things. Some state laws restrict laboratory marketing activities, which may adversely affect our ability to market our laboratory services. Clinical laboratories are subject to inspection by regulators, and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If we fail to meet any applicable requirements of CLIA or state law, that failure could adversely affect any payer consideration of our current or future technologies, prevent their clearance or approval entirely, and/or interrupt the commercial sale and/or marketing of any products and services and otherwise cause us to incur significant expense.

EsoGuard and EsoCheck as a combined product will require, and any other products that we develop may require, clearance or approval for sale in the U.S. and in other countries.

The EsoCheck cell collection device has received 510(k) marketing clearance as a stand-alone product in the U.S. from the FDA. Since the EsoGuard diagnostic test is being developed as an LDT performed by high complexity CLIA-certified laboratory, it currently will not require FDA clearance or approval before launch as a stand-alone product. However, EsoGuard and EsoCheck as a combined product is considered an IVD that must receive approval from the FDA prior to commercialization. Any other products that we develop also may require clearance or approval from the FDA. In addition, EsoCheck and EsoGuard and any other products that we develop may require approval from foreign regulatory authorities comparable to the FDA prior to commercialization. Furthermore, any enhancements to EsoGuard or EsoCheck or any other products that we develop also may require clearance or approval from the FDA or comparable foreign regulatory authorities.

The approval route in the U.S. for EsoGuard and EsoCheck as a combined product is expected to be the PMA process. Any other products we may develop may be either via the PMA process, a de novo request or a traditional 510(k) process. The FDA determines the applicable regulatory process based on statutory criteria that include the risk associated with the device and whether the device is similar to an existing, legally marketed product. Even if we design a product that we expect to be eligible for the de novo request or traditional 510(k) process, the FDA may require that the product undergo the PMA process. The PMA process is more complex, uncertain, costly and time consuming than the de novo request or traditional 510(k) process. Additional randomized, controlled clinical trials may be necessary to obtain approval. The approval process may take several years to complete, and approval may never be obtained. Before obtaining regulatory approvals for the commercial sale of any product we may develop in the U.S., we must demonstrate with substantial evidence, gathered in preclinical and possibly well-controlled clinical studies, that the planned product is safe and effective for use for that target indication. We may not conduct such a trial or may not successfully enroll or complete any such trial, if required. Any products we may develop may not achieve the required primary endpoint in the clinical trial, and may not receive regulatory approval. We must also demonstrate that the manufacturing facilities, processes and controls for any products we may develop are adequate. Moreover, obtaining regulatory approval in one country for marketing of any products we may develop does not ensure we will be able to obtain regulatory approval in other countries, while a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in other countries.

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There can be no assurance that the FDA or comparable foreign regulatory authorities will ever permit us to market any new product or service that we develop. Also, any regulatory clearance or approval of a product, once obtained, may be withdrawn. If we are unable to successfully obtain or maintain regulatory clearance or approval to sell any products we may develop in the U.S. or other countries, our business, financial condition, results of operations and growth prospects could be adversely affected. Furthermore, delays in receipt of clearances or approvals could materially delay or prevent us from commercializing our products and services or result in substantial additional costs that could decrease our profitability. Even if we were to successfully obtain and maintain regulatory clearance or approval for a product, any clearance or approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements.

The regulatory process is expensive, time consuming and uncertain, and may prevent us or our partners from obtaining clearance or approval for the commercialization of any products we may develop. Clearance or approval of products in the U.S. or other territories may require that we, or a partner, conduct randomized, controlled clinical trials.

As mentioned above, the EsoCheck cell collection device has received 510(k) marketing clearance as a stand-alone product in the U.S. from the FDA. Since the EsoGuard diagnostic test is being developed as an LDT performed by high complexity CLIA-certified laboratory, it will not require FDA clearance or approval before launch as a stand-alone product. However, EsoGuard and EsoCheck as a combined product is considered an IVD that must receive approval from the FDA prior to commercialization. Any other products that we develop also may require clearance or approval from the FDA. The approval route in the U.S. for EsoGuard and EsoCheck as a combined product is expected to be the PMA process. The regulatory pathway in the U.S. for clearance or approval of any other products we develop has not been determined. However, it is possible that the FDA will require us to file for approval via the PMA pathway for any such products. In cases where we follow the PMA pathway, the FDA is likely to require that randomized, controlled clinical trials be conducted before an application for approval can be filed. These are typically expensive and time consuming and require substantial commitment of financial and personnel resources from the sponsoring company. These clinical trials also entail significant risk, and the resulting data may not be sufficient to support approval by the FDA or other regulatory bodies.

Furthermore, regulatory approval of a PMA or clearance of a 510(k) application is not guaranteed, and the filing and approval process itself is expensive and may take several years. The FDA also has substantial discretion in the approval process. Despite the time and expense exerted, failure may occur at any stage, and we could encounter problems that cause us to abandon or repeat clinical studies. The FDA can delay, limit, or deny clearance or approval of a future product for many reasons, including but not limited to:

●	a future product may not be deemed to be safe and effective;

●	FDA officials may not find the data from clinical and preclinical studies sufficient;

●	the FDA may not approve our or our third-party manufacturer’s processes or facilities; or

●	the FDA may change its clearance or approval policies or adopt new regulations.

If any products we may develop fail to demonstrate safety and efficacy in further clinical studies that may be required, or do not gain regulatory clearance or approval, our business and results of operations will be materially and adversely harmed.

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EsoCheck and any other products we develop that receive regulatory clearance or approval will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and subject us to penalties if we fail to comply with applicable regulatory requirements.

Even after regulatory clearance or approval has been obtained for our products, the cleared approved product and its manufacturer remain subject to continual review by the FDA or non-U.S. regulatory authorities.

Our approved products may be subject to limitations on the indicated uses for which the product may be marketed, as in the case of the 510(k) marketing clearance for our EsoCheck cell collection device. Furthermore, future approvals may contain requirements for potentially costly post-marketing follow-up studies to monitor the safety and efficacy of the approved product. There is a risk that the FDA may modify or withdraw the approval of a product if the results of a post-approval study are not satisfactory or are inconsistent with previous studies. We may rely on third parties, such as contract research organizations, medical institutions and clinical investigators to conduct any post-approval studies. We will have limited control over the activities of these third parties and any post-approval studies may be delayed or halted prior to its completion for reasons outside our control.

In addition, we and our cleared or approved products will be subject to extensive and ongoing regulatory requirements by the FDA and other regulatory authorities with regard to the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for our products. We also will be required to comply with current good manufacturing practice, or “cGMP,” regulations regarding the manufacture of our products, which include requirements related to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory authorities must approve these manufacturing facilities before they can be used to manufacture medical devices, and these facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations. Operations at these facilities could be interrupted or halted if the FDA or other governmental agency deems the findings of such inspections unsatisfactory.

Failure to comply with FDA or other regulatory requirements could result in fines, unanticipated compliance expenditures, recall or seizures of our products, total or partial suspension of production or distribution, restrictions on labeling and promotion, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. If we or a third party discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory authority may impose restrictions on that product, the manufacturer or us, including requiring recall of the product from the market or suspension of manufacturing. We also may voluntarily recall a product. Any recalls could have an adverse effect on our ability to provide our products, which in turn would adversely affect our financial condition.

EsoGuard is regulated as an LDT, and any other tests that we develop may be regulated as LDTs. If the FDA begins to actively regulate LDTs, we may need to obtain additional FDA or other regulatory approvals, which may prevent, delay, or adversely impact our commercialization of these diagnostic tests.

The EsoGuard diagnostic test is, and any other test that we develop may be, regulated as an LDT under CLIA. LDTs are clinical laboratory tests that are developed, validated and manufactured by a laboratory for its own use. Historically, LDTs have been regulated under CLIA while the FDA has exercised enforcement discretion and not required approvals or clearances for most LDTs performed by CLIA-certified laboratories. The FDA has historically chosen not to exercise its authority to regulate LDTs because LDTs were limited in number, were relatively simple tests, and typically were used to diagnose rare disease and uncommon conditions.

In October 2014, the FDA published two draft guidance documents describing a proposed risk-based framework under which it might regulate LDTs. The FDA’s draft framework proposed, among other things, premarket review for higher-risk LDTs, such as those that have the same intended use as FDA-approved or cleared diagnostics currently on the market. In November 2015, the FDA issued a report citing evidence for the need for additional regulation of LDTs and stated the FDA is continuing to work to finalize premarket review requirements for LDTs. However, in November 2016, the FDA announced it would not issue a final guidance for LDTs. In January 2017, the FDA issued a Discussion Paper on LDTs, which confirmed it would not finalize guidance on the regulation of LDTs to allow more time for public discussion and time for the congressional authorizing committees to develop a legislative solution. We cannot predict the timing, content or form of any legislation, regulation or guidance, or the potential effect on our existing molecular diagnostic tests or our tests in development, or the potential impact of such guidance or regulation on our business, financial condition or results of operation.

Our business could be materially affected if the FDA begins to actively regulate LDTs. We may be required to change business plans regarding the development and commercialization of EsoGuard and any other LDTs we develop. New laws and regulations may significantly slow the time it would take us to bring EsoGuard and any other LDTs we develop to market, may materially increase the costs of developing, and decrease the profitability of providing, EsoGuard and any other LDTs we develop, and may prevent us from commercializing certain products or services. We cannot provide any assurance that FDA clearance or approval will not be required in the future for EsoGuard or any other LDTs we develop, whether as a result of additional guidance or regulations issued by the FDA, new enforcement policies adopted by the FDA or new legislation adopted by Congress. It is possible that legislation will be enacted into law, regulations could be promulgated or guidance could be issued by the FDA that may result in increased regulatory burdens for us to continue to offer diagnostic tests or to develop and introduce new tests. Moreover, if pre-market review is required by the FDA or if we decide to voluntarily pursue the FDA’s pre-market review for any of our tests, there can be no assurance that they will be cleared or approved on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our tests. If pre-market review is required, our business could be negatively impacted as a result of commercial delay that may be caused by any new requirements.

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Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products internationally.

We intend to seek distribution and marketing partners for one or more of the products we are developing in foreign countries. The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Moreover, clinical studies or manufacturing processes conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file we may not receive necessary approvals to commercialize our products in any market.

Healthcare reform measures could hinder or prevent our products’ commercial success.

In the U.S., there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenue and profitability and the future revenue and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that could result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or “PPACA,” was enacted in 2010. The PPACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse measures, all of which will impact existing government healthcare programs and will result in the development of new programs. The PPACA, among other things, could result in the imposition of injunctions.

While the U.S. Supreme Court upheld the constitutionality of most elements of the PPACA in June 2012, other legal challenges are still pending final adjudication in several jurisdictions. In addition, Congress has also proposed a number of legislative initiatives, including possible repeal of the PPACA. At this time, it remains unclear whether there will be any changes made to the PPACA, whether to certain provisions or its entirety. We cannot assure you that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. For example, the Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals for spending reductions to Congress. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, which triggered the legislation’s automatic reduction to several government programs, including aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, starting in 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the “ATRA,” which delayed for another two months the budget cuts mandated by the sequestration provisions of the Budget Control Act of 2011. The ATRA, among other things, also reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In March 2013, President Obama signed an executive order implementing sequestration, and in April 2013, the 2% Medicare reductions went into effect. We cannot predict whether any additional legislative changes will affect our business.

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There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

●	our ability to set a price that we believe is fair for our products;

●	our ability to generate revenue and achieve or maintain profitability; and

●	the availability of capital.

Further, changes in regulatory requirements and guidance may occur, both in the United States and in foreign countries, and we may need to amend clinical study protocols to reflect these changes. Amendments may require us to resubmit our clinical study protocols to an FDA institutional review board, or “IRB,” for reexamination, which may impact the costs, timing or successful completion of a clinical study. In light of widely publicized events concerning the safety risk of certain drug and medical device products, regulatory authorities, members of Congress, the Governmental Accounting Office, medical professionals and the general public have raised concerns about potential safety issues. These events have resulted in the recall and withdrawal of medical device products, revisions to product labeling that further limit use of products and establishment of risk management programs that may, for instance, restrict distribution of certain products or require safety surveillance or patient education. The increased attention to safety issues may result in a more cautious approach by the FDA or other regulatory authorities to clinical studies and the medical device approval process. Data from clinical studies may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate or suspend clinical studies before completion, or require longer or additional clinical studies that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the serious public health risks of high profile adverse safety events with certain products, the FDA or other regulatory authorities may require, as a condition of approval, costly risk evaluation and mitigation strategies, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business. The regulations that may affect our ability to operate include, without limitation:

●	the federal healthcare program Anti-Kickback Statute, which prohibits, among other things, any person from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as the Medicare and Medicaid programs;

●	the U.S. Foreign Corrupt Practices Act, or “FCPA,” which prohibits payments or the provision of anything of value to foreign officials for the purpose of obtaining or keeping business;

●	the federal False Claims Act, or “FCA,” which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government, and which may apply to entities like us which provide coding and billing advice to customers;

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●	federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

●	the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information, and

●	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The PPACA, among other things, amends the intent requirement of the Federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the PPACA provides that the government may assert that a claim including items or services resulting from a violation of the Federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

Recently, the medical device industry has been under heightened scrutiny as the subject of government investigations and regulatory or legal enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, including arrangements with physician consultants. If our operations or arrangements are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of us being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against that action and the underlying alleged violations, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If the physicians or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Our business is subject to various complex laws and regulations. We could be subject to significant fines and penalties if we or our partners fail to comply with these laws and regulations.

As a provider of clinical diagnostic products and services, we and our partners are subject to extensive and frequently changing federal, state and local laws and regulations governing various other aspects of our business. In particular, the clinical laboratory industry is subject to significant governmental certification and licensing regulations, as well as federal and state laws regarding:

●	test ordering and billing practices;

●	marketing, sales and pricing practices;

●	health information privacy and security, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and comparable state laws;

●	insurance;

●	anti-markup legislation; and

●	consumer protection.

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We are also required to comply with FDA regulations, including with respect to our labeling and promotion activities. In addition, advertising of our tests is subject to regulation by the Federal Trade Commission, or FTC, and advertising of laboratory services is regulated by certain state laws. Violation of any FDA requirement could result in enforcement actions, such as seizures, injunctions, civil penalties and criminal prosecutions, and violation of any FTC or state law requirement could result in injunctions and other associated remedies, all of which could have a material adverse effect on our business. Most states also have similar regulatory and enforcement authority for devices. Additionally, most foreign countries have authorities comparable to the FDA and processes for obtaining marketing approvals. Obtaining and maintaining these approvals, and complying with all laws and regulations, may subject us to similar risks and delays as those we could experience under FDA, FTC and state regulation. We incur various costs in complying and overseeing compliance with these laws and regulations.

Healthcare policy has been a subject of extensive discussion in the executive and legislative branches of the federal and many state governments and healthcare laws and regulations are subject to change. Development of the existing commercialization strategy for our EsoGuard test and EsoCheck device has been based on existing healthcare policies. We cannot predict what additional changes, if any, will be proposed or adopted or the effect that such proposals or adoption may have on our business, financial condition and results of operations.

If we or our partners fail to comply with these laws and regulations, we could incur significant fines and penalties and our reputation and prospects could suffer. Additionally, any such partners could be forced to cease offering our products and services in certain jurisdictions, which could materially disrupt our business.

Clinical trials necessary to support a 510(k) notice or PMA application will be expensive and will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing products and will adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to support a 510(k) process or a PMA application will be time-consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any product the Company advances into clinical trials may not have favorable results in early or later clinical trials.

Conducting successful clinical studies will require the enrollment of large numbers of patients, and suitable patients may be difficult to identify and recruit. Patient enrollment in clinical trials and completion of patient participation and follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the treatments received by patients enrolled as subjects, the availability of appropriate clinical trial investigators, support staff, and proximity of patients to clinical sites and ability to comply with the eligibility and exclusion criteria for participation in the clinical trial and patient compliance. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our products or if they determine that the treatments received under the trial protocols are not attractive or involve unacceptable risks or discomforts. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products. In addition, patients participating in clinical trials may die before completion of the trial or suffer adverse medical events unrelated to investigational products.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy may be required and we may not adequately develop such protocols to support clearance and approval. Further, the FDA may require us to submit data on a greater number of patients than it originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis for any clinical trials. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our products or result in the failure of the clinical trial. The FDA may not consider our data adequate to demonstrate safety and efficacy. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

The results of our clinical trials may not support our product candidate claims or may result in the discovery of adverse side effects.

Even if any of our clinical trials are completed as planned, it cannot be certain that study results will support product candidate claims or that the FDA or foreign regulatory authorities will agree with our conclusions regarding them. Success in pre-clinical evaluation and early clinical trials does not ensure that later clinical trials will be successful, and we cannot be sure that the later trials will replicate the results of prior trials and pre-clinical studies. The clinical trial process may fail to demonstrate that our product candidates are safe and effective for the proposed indicated uses, which could cause us to abandon a product candidate and may delay development of others. Any delay or termination of our clinical trials will delay the filing of our product submissions and, ultimately, our ability to commercialize our product candidates and generate revenues. It is also possible that patients enrolled in clinical trials will experience adverse side effects that are not currently part of the product candidate’s profile.

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Our medical products may in the future be subject to product recalls that could harm our reputation, business and financial results.

The FDA has the authority to require the recall of commercialized medical device products in the event of material deficiencies or defects in design or manufacture. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations. The FDA requires that certain classifications of recalls be reported to the FDA within ten working days after the recall is initiated. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect its sales. In addition, the FDA could take enforcement action for failing to report the recalls when they were conducted. No recalls of our medical products have been reported to the FDA.

If our medical products cause or contribute to a death or a serious injury, or malfunction in certain ways, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA medical device reporting regulations, medical device manufacturers are required to report to the FDA information that a device has or may have caused or contributed to a death or serious injury or has malfunctioned in a way that would likely cause or contribute to death or serious injury if the malfunction of the device or one of our similar devices were to recur. If we fail to report these events to the FDA within the required timeframes, or at all, the FDA could take enforcement action against us. Any such adverse event involving our products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

If the effectiveness and safety of our devices are not supported by long-term data, our future revenues could decline.

Our products may not be accepted in the market if we do not produce clinical data supported by the independent efforts of clinicians, and if that data indicates that our products are less effective or less safe than our current data suggests, our future revenues could decline. In addition, the FDA could then bring legal or regulatory enforcement actions against us and/or our products including, but not limited to, recalls or requirements for pre-market 510(k) authorizations. We can give no assurance that our data will be substantiated in studies involving more patients. In such a case, we may never achieve significant revenues or profitability.

If we are found to be promoting the use of our devices for unapproved or “off-label” uses or engaging in other noncompliant activities, we may be subject to recalls, seizures, fines, penalties, injunctions, adverse publicity, prosecution, or other adverse actions, resulting in damage to our reputation and business.

Our labeling, advertising, promotional materials and user training materials must comply with the FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the FDA. Obtaining 510(k) clearance or PMA approval only permits us to promote our products for the uses specifically cleared by the FDA. Use of a device outside its cleared or approved indications is known as “off-label” use. Physicians and consumers may use our products off-label because the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine nor is there oversight on patient use of over-the-counter devices. Although we may request additional cleared indications for our current products, the FDA may deny those requests, require additional expensive clinical data to support any additional indications or impose limitations on the intended use of any cleared product as a condition of clearance. Even if regulatory clearance or approval of a product is granted, such clearance or approval may be subject to limitations on the intended uses for which the product may be marketed and reduce our potential to successfully commercialize the product and generate revenue from the product.

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If the FDA determines that our labeling, advertising, promotional materials, or user training materials, or representations made by our personnel, include the promotion of an off-label use for the device, or that we have made false or misleading or inadequately substantiated promotional claims, or claims that could potentially change the regulatory status of the product, the agency could take the position that these materials have misbranded our devices and request that we modify our labeling, advertising, or user training or promotional materials and/or subject us to regulatory or legal enforcement actions, including the issuance of an Untitled Letter or a Warning Letter, injunction, seizure, recall, adverse publicity, civil penalties, criminal penalties, or other adverse actions. It is also possible that other federal, state, or foreign enforcement authorities might take action if they consider our labeling, advertising, promotional, or user training materials to constitute promotion of an unapproved use, which could result in significant fines, penalties, or other adverse actions under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, we would be subject to extensive fines and penalties and our reputation could be damaged and adoption of the products would be impaired. Although we intend to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, any such off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims, and such claims are expensive to defend and could divert our management’s attention and result in substantial damage awards against us.

Risks Associated with this Offering

We may issue shares of our capital stock or debt securities in the future which could reduce the equity interest of our stockholders and might cause a change in control of our ownership.

Our certificate of incorporation authorizes the issuance of up to 50,000,000 shares of common stock, par value $.001 per share, and 20,000,000 shares of preferred stock, par value $.001 per share. Immediately after this offering, there will be [●] authorized but unissued shares of our common stock available for issuance (after appropriate reservation for the issuance of shares upon full exercise of our outstanding options and the Convertible Note). Although we have no commitments as of the date of this offering to issue our securities, we may issue a substantial number of additional shares of our common stock or preferred stock, or a combination of common and preferred stock, to raise additional funds or in connection with any strategic acquisition. The issuance of additional shares of our common stock or any number of shares of our preferred stock:

●	may significantly reduce the equity interest of investors in this offering;

●	may subordinate the rights of holders of common stock if preferred stock is issued with rights senior to those afforded to our common stockholders;

●	may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carryforwards, if any, and most likely also result in the resignation or removal of some or all of our present officers and directors; and

●	may adversely affect prevailing market prices for our common stock.

Similarly, if we issue debt securities, it could result in:

●	default and foreclosure on our assets if our operating revenues were insufficient to pay our debt obligations;

●	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding; and

●	our inability to conduct acquisitions, joint ventures or similar arrangements if the debt security contains covenants restricting such transactions or the funding thereof or requiring prior approval of the debt holders.

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PAVmed, our management, our initial stockholders and their respective affiliates control a substantial interest in us and thus may influence certain actions requiring a stockholder vote.

Upon consummation of our offering, PAVmed, our management and their respective affiliates will collectively own [●]% of our issued and outstanding shares of common stock (assuming they do not purchase any shares in this offering). None of PAVmed, our management or their respective affiliates has indicated any intention to purchase shares in this offering or any shares of common stock from persons in the open market or in private transactions. However, if they determined to do so, this percentage would increase. Accordingly, these individuals generally will control the outcome of any transaction that requires stockholder approval. Furthermore, our Board of Directors is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a consequence of our “staggered” Board of Directors, only a minority of the Board of Directors will be considered for election in any given year and our initial stockholders, because of their ownership position, will control the outcome of such elections.

With the goal of mitigating such control risks, we have decided not to seek exemption as a “controlled company” from the corporate governance rules of Nasdaq, and therefore will be bound by the same corporate governance principles as other public companies, including the requirement that a majority of our directors be independent and that we maintain audit, compensation and nominating committees comprised of independent directors. However, our decision not to rely on the “controlled company” exemption could change. Although we do not anticipate changing our decision, for so long as a majority of our outstanding common stock is held by PAVmed (or by any other stockholder or group of stockholders), we could choose to rely on this exemption in the future to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require us to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors. Any decision to rely on the “controlled company” exemption will be disclosed in our annual proxy statement.

Our common stock may not be listed on Nasdaq upon completion of this offering. Even if listed, Nasdaq may in the future delist our common stock. Either of these events could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to have our common stock listed on the Nasdaq Capital Market. Upon consummation of this offering, we expect to meet, on a pro forma basis, the minimum initial listing standards of Nasdaq.

If our common stock is listed on the Nasdaq Capital Market upon the closing of this offering, we must meet certain financial and liquidity criteria to maintain the listing of our common stock on Nasdaq. If we violate the Nasdaq continued listing requirements or fail to meet any of Nasdaq’s continued listing standards, our common stock may be delisted. In addition, while we have no present intention to do so, our Board of Directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing.

If our common stock is not listed on Nasdaq, or if Nasdaq subsequently delists our common stock from trading on its exchange, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our common stock;

●	reduced liquidity with respect to our common stock;

●	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

●	a limited amount of news and analyst coverage for our company; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Our stock price may be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general, and the market for life science companies, and medical device companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many broad market and industry factors. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects.

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We do not intend to pay any dividends on our common stock at this time.

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends on our common stock in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends on our common stock in the foreseeable future. As a result, any gain you will realize on our common stock will result solely from the appreciation of such shares.

You will experience immediate and substantial dilution.

The difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering constitutes the dilution to the investors in this offering. Our initial stockholders acquired their securities prior to this offering at substantially less than investors are paying in this offering, significantly contributing to this dilution. Upon consummation of this offering, investors in the common stock will incur an immediate and substantial dilution of approximately [●]%, or $[●] per share (the difference between the pro forma as adjusted net tangible book value per share $[●], and the assumed offering price of $[●] per share). This is because investors in this offering will be contributing approximately [●]% of the total amount paid to us for our outstanding securities after this offering but will only own [●]% of our outstanding securities. See “Dilution” beginning on page 43. Accordingly, the per-share purchase price investors will be paying substantially exceeds our per share pro forma as adjusted net tangible book value.

The determination for the offering price of the shares is more arbitrary compared with the pricing of securities for an established operating company.

Prior to this offering, there has been no public market for our shares of common stock. The public offering price of the shares of common stock was negotiated between us and the representative of the underwriters. Factors considered in determining the price of the shares offered hereby include:

●	the history and prospects of companies similar to our company;

●	prior offerings of those companies;

●	our prospects;

●	our capital structure;

●	an assessment of our management;

●	general conditions of the securities markets at the time of the offering; and

●	other factors as were deemed relevant.

However, although these factors were considered, the determination of the offering price is more arbitrary than the pricing of securities for an established operating company.

Following this offering, the price of our common stock may vary significantly due to general market or economic conditions as well as other factors. Furthermore, an active trading market for the common stock may never develop or, if developed, may not be sustained. You may be unable to sell your shares unless a market can be established and sustained.

An active trading market may not develop for our common stock, and you may not be able to sell your shares at or above the initial public offering price.

There is no established trading market for our common stock, and the market for our common stock may be highly volatile or may decline regardless of our operating performance. Prior to this offering, you could not buy or sell our securities publicly. An active public market for our common stock may not develop or be sustained after this offering. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. If a market does not develop or is not sustained, it may be difficult for you to sell your shares at the time you wish to sell them, at a price that is attractive to you, or at all.

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The initial public offering price per share has been determined through negotiation between us and the representative of the underwriters, and may not be indicative of the market prices that prevail after this offering. You may not be able to sell your common stock at or above the initial public offering price.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, our stock price would likely decline. In addition, if our operating results fail to meet the forecast of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our stock price and trading volume to decline.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in the section entitled “Use of Proceeds,” we will have broad discretion in the application of such proceeds and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by us to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the commercialization of any products we may develop. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the date on which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may suffer or be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period under the JOBS Act.

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We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, the other rules and regulations of the Securities and Exchange Commission, or “SEC,” and the rules and regulations of Nasdaq. The expenses that will be required in order to adequately prepare for being a public company will be material, and compliance with the various reporting and other requirements applicable to public companies will require considerable time and attention of management. For example, the Sarbanes-Oxley Act and the rules of the SEC and national securities exchanges have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. These rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits on coverage or incur substantial costs to maintain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified personnel to serve on our Board of Directors, our board committees, or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning as early as our annual report on Form 10-K for the fiscal year ended December 31, 2020. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 10-K following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and as our business expands we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on trading prices for our common stock, and could adversely affect our ability to access the capital markets.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include the following.

●	our Board of Directors will be divided into three classes with staggered three-year terms which may delay or prevent a change of our management or a change in control;

●	our Board of Directors will have the right to elect directors to fill a vacancy created by the expansion of our Board of Directors or the resignation, death or removal of a director, which will prevent stockholders from being able to fill vacancies on our Board of Directors;

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●	our certificate of incorporation will not permit cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

●	our stockholders will be required to provide advance notice and additional disclosures in order to nominate individuals for election to our Board of Directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company; and

●	our Board of Directors will be able to issue, without stockholder approval, shares of undesignated preferred stock, which makes it possible for our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our charter will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, subject to limited exceptions, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel in any action brought to enforce the exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will provide that the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction over any action arising under the Securities Act or the rules and regulations thereunder, and the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction. To the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. By requiring a stockholder to bring such a claim in the Court of Chancery (or the federal district court for the District of Delaware, in the case of an action under the Securities Act or the rules and regulations thereunder), the exclusive forum provision also may increase the costs to a stockholder of bringing such a claim. Alternatively, if a court were to find the exclusive forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus supplement and in the documents incorporated by reference in this prospectus supplement that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future, such as:

●	our expectations regarding our existing capital resources will be sufficient to enable us to successfully meet the capital requirements for all of our current and future products;

●	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; and

●	expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this prospectus and in the documents incorporated by reference in this prospectus are based on current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors incorporated by reference or described in “Risk Factors,” as well as the following:

●	our limited operating history;

●	our ability to generate revenue;

●	the ability of our products to achieve regulatory approval and market acceptance;

●	our success in retaining or recruiting, or changes required in, our officers, key employees or directors;

●	our ability to obtain additional financing when and if needed;

●	our ability to protect our intellectual property rights;

●	our ability to manage growth and integrate acquired operations;

●	the liquidity and trading of our securities; and

●	regulatory or operational risks.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of our common stock will be approximately $[●] million, based on an assumed public offering price of $[●] per share, and after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds (together with the net proceeds from the Private Placement) as follows:

●	$[●] for research and development of our current and future products, including completing clinical trials and pursuing regulatory approval from the FDA or comparable foreign regulatory authorities (in addition to the 510(k) marketing clearance for the EsoCheck cell collection device already obtained from the FDA). The EsoGuard IVD clinical trial, which we anticipate will take place over a 31-month period with enrollment of the first patient expected to occur in the early months of 2020, is expected to cost approximately $8.5 million. We plan to fund a portion of this cost using the approximately $4.0 million in net proceeds from the Private Placement and the remainder from the net proceeds of this offering;

●	$[●] for commercialization and marketing of our current and future products; and

●	$[●] for manufacturing and laboratory costs.

We expect to use any remainder of the net proceeds of this offering for working capital and general corporate purposes. We also may use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreement or commitments relating to any such transaction and are not involved in negotiations to do so.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop medical devices can be difficult and the types, amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of research and development, clinical trials and regulatory approval. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending the use of the net proceeds of this offering, we intend to invest the net proceeds in short-term investment-grade, interest-bearing securities.

We believe that the net proceeds from this offering (together with the net proceeds from the Private Placement) will allow us to operate for the next [●] months. We do not anticipate generating any revenues for at least six to nine months from the date of this prospectus, and our initial revenues likely will not be sufficient to finance our ongoing operations. Accordingly, we expect to need additional capital in order to fulfill our business plan. In addition, there can be no assurance that we will be successful in developing our products and generating sufficient revenue in the timeframe set forth above, or at all. We may be unable to meet our targets for research and development, regulatory approval and commercialization, or we may be unable to generate anticipated amounts of revenue from sales of our products. Additionally, available resources may be consumed more rapidly than currently anticipated. Should any of these events occur, we may need to seek additional capital earlier or in greater amounts than anticipated. There can be no assurances that we will be able to raise additional capital on acceptable terms, or at all. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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DILUTION

The difference between the public offering price per share of our common stock and the pro forma net tangible book value per share after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding shares of common stock.

At September 30, 2019, our net tangible book value was ($3.7) million, or approximately ($0.37) per share. After giving effect to (i) the issuance of a $5.1 million Convertible Note to PAVmed in exchange for the cancellation of $5.1 million payable by us to PAVmed, and (ii) the sale of 2,000,000 shares of our common stock at a price of $2.00 per share in the Private Placement, our pro forma net tangible book value at September 30, 2019 would have been $0.3 million, or approximately $0.03 per share. After giving further effect to the sale of the shares of common stock offered hereby at an assumed public offering price of $[•] per share, and the deduction of the underwriting discount and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value at September 30, 2019 would have been $[●], or approximately $[●] per share, representing an immediate dilution of [●]% per share, or $[●] to new investors.

The following table illustrates the dilution to the new investors on a per-share basis:

Assumed public offering price			$	[●]
Pro forma net tangible book value before this offering		$0.03
Decrease attributable to new investors	$	[●]
Pro forma as adjusted net tangible book value after this offering			$	[●]
Dilution to new investors			$	[●]

Each $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) our pro forma as adjusted net tangible book deficit per share to new investors by [●], and would increase (decrease) dilution per share to new investors in this offering by $[●], assuming no change in the number of shares offered hereby. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors would experience further dilution.

If the underwriters exercise in full the option to purchase additional shares to cover over-allotments, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be approximately $[●] per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be approximately $[●] per share of common stock.

The following table sets forth information with respect to our initial stockholders, after giving effect to the sale of 2,000,000 shares of our common stock at a price of $2.00 per share in the Private Placement, and the new investors, after giving further effect to the sale of the shares of common stock offered hereby at an assumed public offering price of $[●] per share:

	Shares Purchased			Total Consideration				Average Price Per
	Percentage	Percentage		Amount		Percentage			Share
Initial stockholders	12,000,000	[●]	%		$2,000,000	[●]	%		$0.17
New investors	[●]	[●]	%	$	[●]	[●]	%	$	[●]
		100.0%				100.0%

Each $1.00 increase (decrease) in the assumed public offering price of $[●] per share would increase (decrease) each of the total consideration paid by new investors and total consideration paid by all stockholders by approximately $[●] million, assuming no change in the number of shares offered hereby.

If the underwriters exercise in full the option to purchase additional shares to cover over-allotments, our existing stockholders would own [●]% and our new investors would own [●]% of the total number of shares of our common stock outstanding after this offering.

The foregoing information excludes the effect of:

●	the issuance of up to approximately 2,550,000 shares upon the conversion of the Convertible Note to be issued to PAVmed;

●	the issuance of up to 995,000 shares issuable upon the exercise of options outstanding as of the date hereof, including 695,000 shares underlying options issued under the Plan; and

●	the issuance of up to 3,305,000 shares reserved, but not subject to outstanding options, under the Plan.

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CAPITALIZATION

The following table sets forth our capitalization at September 30, 2019:

●	on an actual historical basis;

●	on a pro forma basis, after giving effect to (i) the issuance of a $5.1 million Convertible Note to PAVmed in exchange for the cancellation of $5.1 million payable by us to PAVmed, and (ii) the sale of 2,000,000 shares of our common stock at a price of $2.00 per share in the Private Placement; and

●	on a pro forma as adjusted basis, after giving further effect to the sale of the shares offered hereby at an assumed public offering price of $[●] per share, and the deduction of the underwriting discount and estimated offering expenses payable by us.

You should read this table together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

In Thousands (Except Share and Per Share Data)	September 30, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
Stockholders’ equity (deficit):
Preferred stock, $.001 par value, 20,000,000 shares authorized; none issued or outstanding	$0	$0	$	[●]
Common stock, $.001 par value, 50,000,000 shares authorized; 10,000,000 shares issued and outstanding; 12,000,000 shares issued and outstanding, on a pro forma basis; [●] shares issued and outstanding, on a pro forma as adjusted basis	$10	$12		[●]
Additional paid-in capital	$207	$4,185		[●]
Accumulated deficit	$(3,888)	$(3,888)		[●]
Total stockholder’s equity	$(3,671)	$309	$	[●]
Total capitalization	$0	$2,000	$	[●]

The information in the table above assumes no exercise by the underwriters of the over-allotment option and excludes the effect of:

●	the issuance of up to 995,000 shares issuable upon the exercise of options outstanding as of the date hereof, including 695,000 shares underlying options issued under the Plan; and

●	the issuance of up to 3,305,000 shares reserved, but not subject to outstanding options, under the Plan.

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THE SPIN-OFF

Overview

PAVmed intends to distribute to its stockholders 530,000 shares of our common stock held by it, after which PAVmed will own 7,657,499 shares of our common stock. The distribution will be effected through a special dividend by PAVmed to its stockholders in connection with the closing of this offering. We refer to this distribution as the “spin-off.”

Benefits of the Spin-Off

We believe that we will realize certain benefits from our separation from PAVmed, including the following:

●	Increased Ability to Attract Investors Focused on Our Market. As a separate company, each company can offer its stockholders and other investors a more focused investment opportunity than that currently presented by a more diversified PAVmed. As a result, we expect the separation will assist each company in raising the capital necessary to pursue its business purpose. We will have direct access to the capital markets, and existing PAVmed stockholders will have the option to concentrate their investment on PAVmed’s retained business, our business, or both businesses.

●	Recruitment and Focus of Management Personnel. Our separation from PAVmed will enable us to more effectively recruit dedicated management personnel, when the Board of Directors determines it is best to do so. Once dedicated management personnel are in place, the management of each company will be able to focus its attention solely on the needs of its business. As a result, we expect to be in a better position to grow our business and ultimately serve our customers more effectively with faster decision-making, more efficient deployment of resources, increased operational flexibility and accountability and enhanced responsiveness to customers and markets.

●

Incentives for Employees More Closely Aligned to Our Business. We expect the motivation of our employees to be supported by incentive compensation programs tied directly to the market performance of our common stock. Our separation from PAVmed will enable us to offer our employees compensation directly linked to the performance of our business, which we expect to enhance our ability to attract and retain qualified personnel.

Management Services Agreement

Since our inception, our business has been operated through an entity separate from PAVmed, although we share certain facilities and employees pursuant to a management services agreement.

Under the management services agreement, PAVmed provides management, technical and administrative services to us, including without limitation services related to research and development activities concerning our EsoGuard and EsoCheck products; regulatory matters concerning such products; manufacturing, marketing and commercialization activities concerning such products; financial and accounting matters; and legal matters. PAVmed also provides executive management oversight and makes its office space available to us under the agreement. The services are to be primarily provided by Lishan Aklog, M.D., Brian deGuzman, M.D., Dennis McGrath, Richard Yazbeck, Randy Brown and David Wurtman, M.D., each of whom is an employee of PAVmed as of the date of this prospectus. PAVmed has agreed to cause the foregoing individuals to devote as much of their professional time and attention as is reasonably necessary to perform the services described in the management services agreement. As compensation for sharing its resources and personnel, we are obligated to pay $90,000 per month to PAVmed.

Certain members of our leadership team, including Dr. Wurtman and Mr. Brown, devote substantially all of their business time to our operations. Upon the closing of this offering, Dr. Wurtman, our Chief Medical Officer, and Mr. Brown, our Chief Operating Officer, will become direct employees of ours, and a portion of the compensation of our other executive officers will be paid directly by us. As a result, the management services agreement will be amended to reduce the monthly fee to $35,000.

In addition, pursuant to the management services agreement, no PAVmed Party will pursue any opportunity related to commercializing the EsoGuard diagnostic test and the EsoCheck cell collection device, or developing and commercializing other products that use or enhance the same underlying technology.

The term of the management services agreement continues until such time as our Board of Directors determines. We expect to continue to use PAVmed’s services under the management services agreement until we initially launch our products for commercial sale. We believe this arrangement is more cost-effective to us, because some of these resources would be under-utilized if acquired by us on a full-time basis prior to our initial product launch.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes that appear in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Operations Overview

We are a molecular diagnostics and medical device company focused on the early detection and prevention of EAC, a highly lethal form of esophageal cancer. We have developed an accurate, non-invasive, patient-friendly screening test for the early detection of EAC and of Barrett’s Esophagus, including dysplasia, pre-cursors to EAC in patients with chronic heart burn or acid reflux.

We have licensed two revolutionary patent-protected technologies from CWRU:

●	EsoGuard, a molecular diagnostic esophageal DNA test shown in a published human study to be highly accurate at detecting BE, as well as EAC. Most individuals with BE are unaware that they have BE and thus are unaware of their risk of developing EAC, as well as of treatment options available to them which are highly effective at preventing progression of disease. The estimated immediately addressable domestic market opportunity for EsoGuard is nearly $2 billion based on tens of millions of U.S. GERD patients who are BE screening candidates according to published guidelines.

●	EsoCheck, a non-invasive cell collection device designed to sample cells from a targeted region of the esophagus in a five-minute office-based procedure, without the need for endoscopy. It consists of an easy to swallow capsule the size of a gelcap, containing a proprietary textured balloon used to collect a mucosal cell sample when inflated. When the balloon is deflated after cell collection, the proprietary and patent-protected Collect+Protect Technology retracts the balloon, with its collected cells, into the capsule, where they are protected during the retrieval process. These sampled cells may then be subjected to any commercially available diagnostic test, including EsoGuard.

Our initial commercial products consist of the EsoCheck device for collecting esophageal cells and the EsoGuard DNA assay for testing cells for the presence of BE and EAC, with EsoCheck and EsoGuard being sold as separate products. Our purpose is to commercialize these products, and to develop and commercialize other products that use or enhance the same underlying technology. In particular, we are planning a human clinical trial, expected to be approximately two years in duration, in support of a PMA application for the marketing of EsoCheck and EsoGuard together as a screening tool for the detection of BE.

We believe that the EsoGuard diagnostic test, when performed on samples collected by EsoCheck, has the potential to save many lives through early BE detection.

Results of Operations

Revenues

We have not generated any revenues to date.

Operating Expenses

Our formation and general and administrative costs during the period from inception (May 8, 2018) to December 31, 2018 and for the nine months September 30, 2019 totaled $0.2 million and $1.1 million, respectively. During the period from inception (May 8, 2018) to December 31, 2018, our formation and operational costs consisted primarily of legal costs and management services agreements costs. During the nine months September 30, 2019, our formation and operational costs consisted primarily of legal costs, management service agreement costs, and pre-commercial market launch expenses.

Our research and development costs during the period from inception (May 8, 2018) to December 31, 2018 and for the nine months September 30, 2019 totaled $0.7 million and $1.6 million, respectively. During the period from inception (May 8, 2018) to December 31, 2018, our research and development costs consisted primarily of engineering contract services, regulatory consultants, patent expenses and stock-based compensation expense. During the nine months September 30, 2019, our research and development costs consisted primarily of engineering costs, clinical expenses, regulatory consultant expenses, legal costs including patent review and filings, and stock-based compensation expenses.

As our operating activities increase, we expect our operating costs will include additional clinical trial costs for EsoGuard IVD FDA approvals, regulatory expenses, and sales and marketing costs expenses.

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Liquidity and Capital Resources

Our liquidity needs have been satisfied to date through the payment of our expenses by PAVmed and through the sale of shares to our existing stockholders in the private placements that are described elsewhere in this prospectus. As of the date of this prospectus, we owe PAVmed approximately $5.1 million related to working capital advances and earned, but unpaid, management services fees. Upon the closing of this offering, we intend to issue the $5.1 Convertible Note in exchange for the cancellation of $5.1 million payable by us to PAVmed. The Convertible Note will mature 24 months from the date of issuance, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share.

We also have guaranteed and granted a lien on all our assets to secure the repayment of certain senior secured promissory notes issued by PAVmed, pursuant to an amended and restated security and pledge agreement with PAVmed and the holders of the promissory notes and an amended and restated guaranty with the holders of the promissory notes. The promissory notes consist of a senior secured convertible promissory note with an initial principal amount of $7.75 million issued by PAVmed on December 27, 2018; and four senior secured convertible promissory notes with an aggregate initial principal amount of $14.0 million issued by PAVmed on November 4, 2019. The December 2018 promissory note has a stated interest rate of 7.875% per annum and a contractual maturity date of December 31, 2020. As of September 30, 2019, the remaining principal balance on the December 2018 promissory note was approximately $4.4 million. The November 2019 promissory notes have a stated interest rate of 7.875% per annum and a contractual maturity date of September 30, 2021. At the election of the holder, the promissory notes may be converted into shares of PAVmed’s common stock and at the election of PAVmed, subject to certain conditions, amortization amounts under the promissory notes may be paid in shares of PAVmed’s common stock. Under the promissory notes, PAVmed is subject to (and is obligated to cause its subsidiaries, including us, to abide by) certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets. A portion of the proceeds from the sale of the December 2018 and November 2019 promissory notes has been used to fund working capital cash advances to us from PAVmed. While we expect the holders of the promissory notes to terminate the guaranty and release the lien granted by us prior to the closing of this offering, we have not obtained a commitment from the holders at this time.

We estimate that the net proceeds from the sale of the shares of our common stock will be approximately $[●] million, based on an assumed public offering price of $[●] per share, and after deducting the underwriting discount and estimated offering expenses payable by us. Prior to the closing of this offering, we also intend to enter into a securities purchase agreement with certain accredited investors for the purchase of 2,000,000 common stock in the Private Placement, at a purchase price of $2.00 per share.

We believe that the net proceeds from this offering (together with the net proceeds from the Private Placement) will allow us to operate for the next [●] months. Over this time period, we expect to use the net proceeds available to us (together with the net proceeds from the Private Placement) for the following purposes:

●	$[●] for research and development of our current and future products, including completing clinical trials and pursuing regulatory approval from the FDA or comparable foreign regulatory authorities (in addition to the 510(k) marketing clearance for the EsoCheck cell collection device already obtained from the FDA). The EsoGuard IVD clinical trial, which we anticipate will take place over a 31-month period with enrollment of the first patient expected to occur in the early months of 2020, is expected to cost approximately $8.5 million. We plan to fund a portion of this cost using the approximately $4.0 million in net proceeds from the Private Placement and the remainder from the net proceeds of this offering;

●	$[●] for commercialization and marketing of our current and future products; and

●	$[●] for manufacturing and laboratory costs.

We expect to use any remainder of the net proceeds for working capital and general corporate purposes. We also may use a portion of our net proceeds to acquire and invest in complementary products, technologies or businesses; however, we currently have no agreement or commitments relating to any such transaction and are not involved in negotiations to do so.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop medical devices can be difficult and the types, amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of research and development, clinical trials and regulatory approval.

We do not anticipate generating any revenues for at least six to nine months from the date of this prospectus, and our initial revenues likely will not be sufficient to finance our ongoing operations. Accordingly, we expect to need additional capital in order to fulfill our business plan. In addition, there can be no assurance that we will be successful in developing our products and generating sufficient revenue in the timeframe set forth above, or at all. We may be unable to meet our targets for research and development, regulatory approval and commercialization, or we may be unable to generate anticipated amounts of revenue from sales of our products. Additionally, available resources may be consumed more rapidly than currently anticipated. Should any of these events occur, we may need to seek additional capital earlier or in greater amounts than anticipated.

There can be no assurances that we will be able to raise additional capital on acceptable terms, or at all. Failure to generate sufficient revenues or raise additional capital through debt or equity financings, or through collaboration agreements, strategic alliances or marketing and distribution arrangements, could have a material adverse effect on our ability to meet our long-term liquidity needs and fulfill our intended long-term business plan. Our failure to obtain such funding when needed could create a negative impact on our stock price or could potentially lead to a reduction in our operations or the failure of our company.

Critical Accounting Policies

Management’s discussion and analysis of our financial condition and results of operations is based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions for the recorded amounts of assets, liabilities, expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgements about the carrying value of assets, liabilities and equity that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.

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While our significant accounting policies are more fully described in Note 2 of our audited financial statements included in this prospectus, we believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations and require our most difficult, subjective and complex judgements.

Going Concern

The provisions of Financial Accounting Standards Board, Accounting Standards Codification Topic 205-40, Presentation of Financial Statements - Going Concern, requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

We anticipate incurring operating losses and do not expect to experience positive cash flows from operating activities and may continue to incur operating losses for the next several years as we complete the development of our products, seek regulatory approvals and clearances of such products, and begin to commercially market such products. These factors, which have existed since inception, are expected to continue, and raise substantial doubt about our ability to continue as a going concern within one year after the date the accompanying financial statements are issued.

Our ability to fund our operations is dependent upon management’s plans, which include raising additional capital, repaying amounts due to PAVmed, commercializing and generating revenues from currently approved products and products currently under development, and continuing to control expenses. However, there is no assurance we will be successful in these efforts.

Our financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should we be unable to continue as a going concern.

Controls and Procedures

We are not currently required to maintain a separate effective system of internal control over financial reporting as defined by Section 404 of the Sarbanes-Oxley Act. As public company, we will be required to comply with the internal control requirements of the Sarbanes-Oxley Act. In addition, commencing with our annual report for the fiscal year ending December 31, 2020, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting. As of the date of this prospectus, we have not completed an assessment of, nor have our auditors tested, our system of internal control over financial reporting.

Off-Balance Sheet Arrangements

During the periods presented in our financial statements included in this prospectus, we did not have, and we do not currently have, any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

Emerging Growth Company

We will qualify as an “emerging growth company” and under the JOBS Act. The JOBS Act contains a provision that allows emerging growth companies to take advantage of an extended transition period for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay the adoption of new or revised accounting standards in accordance with this provision, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies other than emerging growth companies. As such, our financial statements may not be comparable to other public companies that comply with public company effective dates.

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BUSINESS

We are a molecular diagnostics and medical device company focused on the early detection and prevention of the deadliest forms of esophageal cancer. We have developed an accurate, non-invasive, patient-friendly screening test for the early detection of EAC and of Barrett’s Esophagus, including dysplasia, pre-cursors to EAC in patients with chronic heart burn or acid reflux.

Our Business and Lead Product

We have licensed two revolutionary patent-protected technologies from CWRU:

●	EsoGuard, a molecular diagnostic esophageal DNA test which uses next generation sequencing (NGS) of bisulfite converted DNA to detect methylation at 31 sites on two genes (VIM and CCNA1). EsoGuard has been shown in a published human study to be highly accurate at detecting BE and EAC. Most individuals with BE are unaware that they have BE and thus are unaware of their risk of developing EAC, as well as of treatment options available to them which are highly effective at preventing progression of disease. The estimated immediately addressable domestic market opportunity for EsoGuard is nearly $2 billion based on tens of millions of U.S. GERD patients who are BE screening candidates according to published guidelines.

●	EsoCheck, a non-invasive cell collection device designed to sample cells from a targeted region of the esophagus in a five-minute office-based procedure, without the need for endoscopy. It consists of an easy to swallow capsule the size of a gelcap, containing a proprietary textured balloon used to collect a mucosal cell sample when inflated. When the balloon is deflated after cell connection, the proprietary and patent-protected Collect+Protect Technology retracts the balloon, with its collected cells, into the capsule, where they are protected during the retrieval process. These sampled cells may then be subjected to any commercially available diagnostic test, including EsoGuard.

Our initial commercial products consist of the EsoCheck device for collecting esophageal cells and the EsoGuard DNA assay for testing cells for the presence of BE, with EsoCheck and EsoGuard being distributed as separate products. Our purpose is to commercialize these products, and to develop and commercialize other products that use or enhance the same underlying technology. In particular, we are planning a human clinical trial, expected to be approximately 31 months in duration, in support of a PMA application for the marketing of EsoCheck and EsoGuard in combination as a screening tool for the detection of BE.

We believe that the EsoGuard diagnostic test, when performed on samples collected by EsoCheck, has the potential to save many lives through early BE detection.

Our Opportunity

The incidence of EAC, the most common cancer of the esophagus, has quadrupled over the past 30 years. Its prognosis remains dismal, with fewer than 20% of patients surviving at five years. We are pursuing the development of the EsoGuard technology to provide the more than 30 million diagnosed GERD patients a non-invasive, less costly test by which to detect Barrett’s Esophagus so that patients identified with the condition may receive surveillance and medical therapies well known to be highly effective at preventing progression to esophageal cancer.

The primary risk factor for, and a presumed cause of Barrett’s Esophagus is GERD, commonly known as chronic heartburn or acid reflux, wherein stomach acid refluxes into the esophagus. GERD affects 20-40% of Western adult populations, according to published epidemiological data. The repeated exposure to stomach acid can lead to specific metaplastic and dysplastic, i.e. pre-cancerous changes in the esophageal lining, a condition known as Barrett’s Esophagus.

BE is most diagnosed in the U.S. by the presence of so-called “salmon colored” mucosa visualized during upper endoscopy together with columnar epithelium (so-called intestinal metaplasia) seen on in biopsies taken from such an affected area. In BE, columnar epithelium replaces the stratified squamous epithelium which normally lines the distal esophagus (at the nexus of the stomach). This metaplastic epithelium is the initial manifestation of a progressive disease process, which, if unabated, continues through a dysplastic phase and ultimately into EAC. Due to the known risk for progression of BE toward EAC, current guidelines advise patients with NDBE to be enrolled in endoscopic surveillance programs in order to detect progression. Endoscopic surveillance includes extensive biopsy sampling, taken per the Seattle biopsy protocol. For NDBE, the American College of Gastroenterology recommends surveillance endoscopy at 3-5 year intervals. For patients with confirmed LGD and without life-limiting comorbidity, endoscopic therapy is considered as the preferred treatment modality, although endoscopic surveillance every 12 months is an acceptable alternative. Patients with HGD are to be managed with endoscopic therapy.

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The only currently validated approach to assess a patient for BE and EAC, and the current “gold standard”, is white light EGD, together with collection of multiple biopsy specimens from the potentially affected area in the distal esophagus. The procedure is invasive and expensive. In the U.S., EGD is almost always done under intravenous sedation in a specialized facility. It requires a patient to be fasting for several hours beforehand, to take a day off from work, and to be accompanied by a caregiver who also must miss work as a result. Multiple biopsies must be taken, and each must be read by a highly trained and specialized medical pathologist. Interpretation of these biopsies is highly subjective; for BE with LGD, pathological interpretation comes with an unacceptably low concordance rate between pathologists. The EGD procedure itself, the administration of anesthesia, and the procurement of biopsies, all carry medical risk. No screening alternative exists currently, and no device currently carries an FDA label indication to screen for any of these conditions. It is our belief that EsoGuard may become the widespread screening test to fulfill this unmet patient need similar to how pap smears and HPV testing have now become the widespread screening test to help eradicate cervical cancer.

However, despite the well-accepted understanding that BE may progress to dysplasia and EAC, the clear guidance on the importance of BE surveillance and treatment, and the broad availability of EGD throughout the U.S., most cases of BE remain undiagnosed. Multiple studies demonstrate that more than 90% of patients who develop EAC never knew they had BE prior to their EAC diagnosis. A major opportunity for prevention of this cancer is being missed due to inadequate screening of at-risk populations. The major GI societies clearly define populations at high risk and advocate screening of such individuals, yet the vast majority go unscreened. It is estimated that more than 90% of high risk individuals for whom screening is currently indicated do not have it done. Put simply, nearly all EAC patients have evidence of BE but fewer than one in ten will have had the condition detected prior to their cancer diagnosis.

Nearly all patients diagnosed with EAC have evidence of Barrett’s Esophagus, and it is accepted that Barrett’s Esophagus is a precursor condition on a spectrum of progression that in certain individuals will culminate in EAC, but in the vast majority of those with EAC, no prior diagnosis of Barrett’s Esophagus will have been made. If detected before the EAC esophagus cancer develops, Barrett’s Esophagus can be successfully treated, usually with non-surgical approaches. Heartburn symptoms, commonly seen in patients with acid reflux with or without Barrett’s Esophagus, can easily be treated with over-the counter medications, while a diagnosis of BE with LGD or HGD offers options for endoscopic management including radiofrequency ablation and local resection; these technologies have made LGD and HGD highly treatable with success rates of such therapies at greater than 90%.

Our Solution

EsoCheck collects cells from the esophagus without the need for endoscopy in a non-invasive five-minute office-based procedure. Its patent Collect+Protect Technology protects collected samples from being diluted or contaminated during retrieval with an easy to swallow capsule the size of a gelcap. The capsule contains a proprietary textured balloon that when inflated inside the esophagus exposes ridges that are have been shown to collect a greater amount of cellular material than predicate devices. Once the targeted region of the esophagus is swabbed collecting cells on the balloon’s surface, the Collect+Protect Technology pulls the collected cells into the capsule where they are then protected during the retrieval process. The sampled cells can then be sent onto a molecular laboratory to perform any commercially available diagnostic test.

The use of EsoGuard, on samples collected using EsoCheck, may offer an accurate, lower cost, non-invasive approach, that does not require endoscopy, to screen for BE and EAC. The use of EsoGuard, on samples collected using EsoCheck, is not intended as a replacement for EGD. The current gold standard is EGD, which is the only way to collect biopsy tissues with which to make the definitive diagnosis required to guide medical management as well as to definitively rule out the presence of EAC. EGD may be an imperfect gold standard but it is the most widely accepted medical practice worldwide for patients being assessed for these conditions. The ability to use therapeutic modalities such as radio frequency ablation during EGD is a mainstay of appropriate therapeutic management of dysplastic BE and early EAC.

Instead of replacing EGD, it is our vision that the use of EsoGuard, on samples collected using EsoCheck, may “enlarge the top of the funnel” of high risk individuals who get screened in the first place; those who test positive by EsoGuard will proceed to an EGD, whether as a confirmatory diagnostic procedure, a therapeutic procedure, or both.

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By focusing the use of these follow-up EGDs on patients with the highest pre-EGD likelihood of a positive finding, and by doing so more effectively and less expensively than the current risk stratification criteria allow, the use of EsoGuard, on samples collected using EsoCheck, may enable health care systems to allocate more effectively the resources they currently spend on performing EGDs.

Development Status

EsoCheck may currently be offered under a substantial equivalence determination made by the FDA pursuant to a 510(k). On June 21, 2019, Lucid was notified by FDA that it may market EsoCheck, subject to the general controls provisions of the FDCA, as a cell collection device indicated for use in the collection and retrieval of surface cells of the esophagus in the general population of adults, 22 years of age and older.

EsoGuard may currently be offered as an LDT, and has been reported in an article in Science Translational Medicine to have a high sensitivity and specificity for the detection of Barrett’s Esophagus with and without dysplasia, as well as for EAC. The study described in the article initially included 173 individuals who were tested for CCNA1 DNA methylation as a BE biomarker in cytology brushings of the distal esophagus with or without BE and performed identical to methylation of VIM DNA, an established BE biomarker. These results were duplicated in an independent validation cohort of 149 individuals who were assayed using the same cutoff values for test positivity in the training population. To progress toward non-endoscopic esophageal screening, a well-tolerated, swallowable, encapsulated balloon device able to selectively sample the distal esophagus within five minutes was engineered (which became EsoCheck). In balloon samples from 86 individuals, tests of CCNA1 plus VIM DNA methylation detected BE metaplasia with 90.3% sensitivity and 91.7% specificity. The study concluded that combining the balloon sampling device with molecular assays of CCNA1 plus VIM DNA methylation enables an efficient, well-tolerated, sensitive, and specified method of screening at-risk populations for BE.

History

The EsoGuard and EsoCheck technologies were initially developed by three faculty members at CWRU, as follows:

●	Sanford Markowitz, M.D., Ph.D., the Ingalls Professor of Cancer Genetics, medical oncologist at University Hospitals Seidman Cancer Center, and, Head of the NIH-Case GI Cancers Program of Research Excellence (GI SPORE) and GI Cancer Genetics program at the Case Comprehensive Cancer Center;

●	Amitabh Chak, M.D., Professor of Medicine at Case Western University School of Medicine, gastroenterologist at UH Digestive Health Institute, Brenda and Marshall B. Brown Master Clinician in Innovation and Discovery, and, Director of the Advanced Technology & Innovation Center of Excellence at University Hospitals Division of Gastroenterology; and

●	Joseph Willis, M.D., Professor, Department of Pathology at Case Western University School of Medicine, Pathology Vice-Chair for Clinical Affairs at University Hospitals Cleveland Medical Center, and, Member, GI Cancer Genetics Program, Case Comprehensive Cancer Center.

The technologies were developed with combined support from the National Cancer Institute’s Barrett’s Esophagus Translational Research Network (BETRNet), Specialized Program of Research Excellence (SPORE), Early Detection Research Network (EDRN), and UH2/UH3 Phase Innovation programs.

The technologies were highlighted in the National Cancer Institute’s Annual Plan and Budget Proposal for FY2020 to Congress as one of the year’s significant advances in cancer prevention. In 2018, under a heading Screening for Barrett’s Esophagus to Prevent Esophageal Cancer, the report’s authors wrote, “another NCI-supported research team led by investigators at Case Western Reserve University in Ohio used an experimental, swallowable, balloon-like sampling device to check esophageal tissue for modification (i.e., methylation) of the DNA in two genes, CCNA1 and VIM, each of which is a biomarker for BE. The researchers proposed that this approach could be a cost-effective, sensitive, and well-tolerated way of screening for BE in at-risk individuals.”

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Regulatory Status

We expect that EsoCheck and EsoGuard will comprise three distinct product offerings:

1.	EsoCheck, as a stand-alone device for esophageal cell collection, which currently has received FDA clearance for marketing pursuant to a 510(k);

2.	EsoGuard, as a stand-alone diagnostic assay performed on distal esophageal cytology, which currently may be offered as an LDT; and

3.	EsoCheck and EsoGuard as a combined product, wherein EsoGuard is performed specifically on cell samples collected using EsoCheck. The combined product is proposed to be the subject of a clinical trial consisting of a screening study and a case control study in support of a PMA application for FDA approval to be used as an IVD device.

EsoCheck (i.e., by itself) may be used routinely by physicians to collect esophageal cells for various medical diagnostic purposes, including to diagnose or manage conditions such as Esophageal Candidiasis (a yeast infection of the esophagus which occurs in patients with compromised immune systems) and Eosinophilic Esophagitis (a common inflammatory condition of the esophagus). EsoGuard (i.e., also by itself) may be performed on cytology samples collected by a means other than EsoCheck, e.g., via EGD. However, our present clinical development focus, and the subject of a recent IVD pre-submission meeting with the FDA, is on assessing the performance of the combined system (i.e., the use of the EsoGuard assay on cells collected using EsoCheck) to detect BE, with and without dysplasia, and/or EAC, in individuals deemed to be at high risk for these conditions.

We intend to seek FDA approval for the use of EsoGuard, on samples collected using EsoCheck, as an IVD device through a PMA submission. The combined system may offer an accurate, lower cost, non-invasive, approach to screen for BE with and without dysplasia, and for EAC, as compared with the current gold standard, namely diagnostic EGD plus biopsy. EsoCheck used for this purpose is performed as a five minute office-based procedure without sedation. Samples collected are sent for laboratory analysis by EsoGuard and typically result in the issuance of a report of findings to the ordering physician, in under three weeks from the date of the test.

In October 2019, we had a pre-submission meeting with the FDA seeking FDA guidance on the clinical development plan we propose to conduct, which consists of a screening study and a case control study, in support of a future PMA submission to approve EsoCheck and EsoGuard as an IVD medical device for the following potential initial indication for use:

“EsoGuard, performed on samples collected using EsoCheck, is indicated to screen men 50 years or older who are at elevated risk for Barrett’s Esophagus due to chronic GERD for at least 5 years and one other risk factor, including Caucasian race, body mass index >30, chronic tobacco smoking, or, a first-degree relative with Barrett’s esophagus or esophageal adenocarcinoma. A positive result may additionally indicate the presence of low-grade or high-grade dysplasia and/or esophageal adenocarcinoma. EsoGuard, on samples collected using EsoCheck, is not a replacement for diagnostic esophagogastroduodenoscopy.”

We expect to enroll our first patients in the clinical trial in the early part of 2020.

Data to date suggest that the EsoGuard assay will identify cases along the entire spectrum of BE disease progression and will do so agnostically and with diagnostic equivalence. The specific epigenetic changes which confer a positive EsoGuard result appear to remain constant once present, neither reversing nor evolving further, as a patient’s condition progresses. It might be said that from EsoGuard’s diagnostic perspective, BE without dysplasia, LGD, HGD and EAC are the same condition, which is consistent with the clinical perspective of each of these conditions having a common precursor, i.e., BE in its initial form, without dysplasia. A positive EsoGuard result does not specify what degree of dysplasia is present (none, low-grade or high-grade), or whether or not cancer is also present, but if a patient has BE with or without any degree of dysplasia, or has developed EAC, EsoGuard is expected to return a positive diagnosis.

Business Strategy

The EsoGuard technology is progressing through a two-phase regulatory and commercialization strategy which seeks to maximize the long-term commercial opportunity while providing near-term commercial milestones.

Near-Term Strategy

In June 2019, we received 510(k) marketing clearance for the EsoCheck cell collection device from the FDA, which determined that EsoCheck is substantially equivalent to legally marketed predicate devices for its indication for use, namely “the collection and retrieval of surface cells of the esophagus in the general population of adults, 22 years of age or older.”

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We are also pursuing other indications for EsoCheck beyond its use to collect cells for the EsoGuard DNA test. We have engaged key advisors to begin utilizing EsoCheck in other common esophageal conditions such as Esophageal Candidiasis and Eosinophilic Esophagitis.

The EsoGuard LDT validation process has been completed at a laboratory in Irvine, California. As part of our commercialization strategy, we established an outsourced contract relationship with this state-of-the-art, highly automated contract diagnostic organization that is also certified pursuant to federal CLIA requirements to support the marketing of the EsoGuard LDT. The California lab will have the capacity to process and report on the volume of expected patient samples using EsoGuard for the foreseeable future.

Laboratory Developed Tests

LDTs are clinical laboratory tests that are designed, manufactured and used within a single laboratory. The laboratories that furnish LDTs are subject to regulation under CLIA and state clinical laboratory licensure laws (where applicable). Moreover, the FDA takes the position that LDTs meet the definition of a medical device under the FDCA. Historically, however, the FDA has exercised enforcement discretion with respect to most LDTs, and not actively enforced the regulatory requirements that otherwise apply to medical device manufacturers (e.g., premarket review, Quality Systems Regulation, adverse event reporting, establishment registration, device listing). The FDA has traditionally chosen to exercise enforcement discretion because LDTs were limited in number, were relatively simple tests, and were typically used to diagnose rare disease and uncommon conditions.

In October 2014, the FDA published two draft guidance documents describing a proposed risk-based framework under which the FDA proposed to end enforcement discretion and begin regulating LDTs as medical devices. The FDA’s draft framework proposed, among other things, premarket review for higher-risk LDTs, such as those that have the same intended use as FDA-approved companion diagnostic currently on the market. In November 2015, the FDA issued a report citing evidence for the need for additional regulation of LDTs and stated the FDA is continuing to work to finalize the 2014 draft guidance. However, in November 2016, the FDA announced that it did not intend to finalize the draft guidance at that time. In January 2017, the FDA issued a Discussion Paper on LDTs, which confirmed it did not intend to finalize the draft guidance at that time to allow more time for public discussion and time for the congressional authorizing committees to develop a legislative solution. Various legislative proposals that would give FDA express authority to regulate LDTs have been proposed since that time, but the chances of any specific proposal being enacted remain unclear at this time. It is unclear at this time if or when the FDA may end enforcement discretion for LDTs, and the FDA may decide to regulate certain LDTs on a case-by-case basis at any time. Action by the FDA to actively regulate our LDT may materially impact our ability to develop and commercialize EsoGuard as planned.

Reimbursement Strategy

Successful commercialization of our EsoGuard test depends, in large part, on our receipt of adequate reimbursement from government insurance plans, including Medicare and Medicaid, managed care organizations and private insurance plans. We are in the process of seeking a Local Coverage Determination, or “LCD,” from our Medicare Administrative Contractor (Palmetto GBA, or “Palmetto”), and will subsequently seek private payer health insurance coverage for patients. As of yet, no payer has adopted a positive coverage policy for EsoGuard. Until such time, we will need to obtain reimbursement from payers on a case-by-case basis.

At the end of March 2019, we submitted an application for a Proprietary Laboratory Analysis, or “PLA,” code for EsoGuard to the American Medical Association, or the “AMA.” The AMA assigned EsoGuard PLA code 0114U “Gastroenterology (Barrett’s esophagus), VIM and CCNA1 methylation analysis, esophageal cells, algorithm reported as likelihood for Barrett’s esophagus” effective October 1, 2019.

On December 2, 2019, CMS posted the Final Determinations for new and revised billing codes for laboratory services under the Medicare CLFS. Under the Final Determinations, Medicare payment for the EsoGuard test will be set by the regional Medicare Administrative Contractors (MACs) under the ‘gapfill’ process. Under this process, the MACs will consider test charges, resources, rates paid by other payers, rates paid for similar tests, and other factors. CMS will take the regional rates set by MACs in early 2020 and determine a preliminary CLFS rate for 2021 at the median of the MAC rates. This preliminary rate will be subject to comments before being finalized later in 2020. The final gapfill amount will apply for the period January 1, 2021 through December 31, 2023.

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Medicare

For EsoGuard, Medicare reimbursement is critical. CMS relies on a network of Medicare Administrative Contractors, or “MACs,” to process provider claims for reimbursement, including claims for diagnostic tests. Where appropriate, MACs draft and finalize LCDs that describe the circumstances under which an item or service will (or will not) be covered. Almost all EsoGuard claims will be processed by the MAC for California, Noridian Healthcare Solutions, or “Noridian.” Noridian participates in the Molecular Diagnostic Services, or “MolDX,” Program coordinated by Palmetto. Under the MolDX Program, Palmetto reviews a detailed dossier of information describing the performance characteristics of molecular diagnostic tests (i.e., data describing the test’s analytical validity, clinical validity, and clinical utility) and, working collaboratively with other MAC medical directors, decides whether to cover a test. We will need to work with the MolDX Program to obtain a favorable final LCD before Noridian will pay claims for EsoGuard.

LDTs that are covered by Medicare are generally reimbursed under the Medicare CLFS. From time to time, Congress has revised the Medicare statute, including how CMS establishes CLFS payment rates. The payment amounts established under the Medicare fee schedules (such as the CLFS) are important because they will determine the amount of reimbursement for a diagnostic under Medicare, and those payment amounts are also often used as a basis for payment amounts set by other governmental and private third-party payers. For example, state Medicaid programs are prohibited from paying more than the CLFS rate for clinical laboratory services furnished to Medicaid recipients.

The PAMA establishes a market-based pricing methodology to set CLFS payment rates for laboratory tests. Two categories of tests are established under PAMA: CDLTs and advanced diagnostic lab tests, or “ADLTs.” ADLTs are CDLTs covered under Medicare Part B that are offered and furnished only by a single laboratory, that are not sold for use by a laboratory other than the single laboratory that designed the test or a successor owner, and that meet at least one of the following criteria:

●	Analysis of multiple biomarkers of DNA, RNA or proteins combined with an empirically-derived algorithm that yields a result that predicts the probability a specific individual patient will develop a certain condition or conditions or respond to a particular therapy or therapies, and provides new clinical diagnostic information that cannot be obtained from any other test or combination of tests;

●	Cleared or approved by the FDA; or

●	Meets other similar criteria established by the Secretary of Health and Human Services.

It is not known at this point if EsoGuard meets the requirements for designation as an ADLT, or if we will apply for such designation.

PAMA establishes that CLFS prices will be set at the weighted median of the private payer rates reported by applicable laboratories to CMS. However, CDLT prices are adjusted every three years (based on updated reporting) whereas ADLT prices are adjusted annually. The other difference between the two types of tests is the methodology used to establish the initial Medicare payment rate. For CDLTs, the CMS establishes the initial payment rate via the crosswalk or gap-fill methodology. For ADLTs, the price paid for the first three calendar quarters after a test’s designation as an ADLT is the test’s actual list charge (i.e., the publicly available rate on the first date a new ADLT is obtainable by a patient who is covered by insurance, or marketed to the public as a test a patient can receive even if the test has not yet been performed on that date). If the actual list charge for an ADLT is greater than 130% of the initial weighted median private payer rate calculated by CMS, CMS will recoup the difference from the laboratory through a payment claw back.

Private Third Party Payers

In addition to seeking Medicare coverage and reimbursement, we will seek coverage and reimbursement from private payers such as health insurance companies and HMOs. Private payers generally will determine whether to approve a LDT for reimbursement based on the published results demonstrating the analytical validity, clinical validity, and clinical utility of the test.

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Reimbursement rates paid by private third-party payers can vary based on whether the provider is considered to be an “in-network” provider, a participating provider, a covered provider, an “out-of-network” provider or a non-participating provider. These definitions can vary among payers. An in-network provider usually has a contract with the payer or benefits provider. This contract governs, among other things, service-level agreements and reimbursement rates. In certain instances, an insurance company may negotiate an in-network rate for our testing. An in-network provider may have rates that are lower per test than those that are out-of-network, and that rate can vary widely. Rates vary based on the payer, the testing type and often the specifics of the patient’s insurance plan. If a laboratory agrees to contract as an in-network provider, it generally expects to receive quicker payment and access to additional covered patients. However, it is likely that we will initially be considered an “out-of-network” or non-participating provider by payers who cover the vast majority of patients until we can negotiate contracts with the payers. Our out-of-network claims may be subject to certain “surprise billing” restrictions enacted by state legislatures and/or currently under consideration in the U.S. Congress.

We cannot predict whether, or under what circumstances, payers will cover and pay for our tests. Full or partial denial of coverage by payers, or reimbursement at inadequate levels, would have a material adverse impact on our business and on market acceptance of our tests.

We are pursuing a variety of strategies to maximize commercial payer coverage for EsoGuard, including developing cost effectiveness data to provide to payers to make the case for EsoGuard reimbursement. We will focus our efforts on large national and regional insurers and health plans that have affiliated health systems.

We believe quality metrics may influence payers’ coverage and contracting decisions, as well as physicians’ cancer screening procedures. Some government and private payers are adopting pay-for-performance programs that differentiate payments for healthcare services based on the achievement of documented quality metrics, cost efficiencies or patient outcomes. Payers may look to quality measures, such as Health Information Data and Information Set (“HEDIS”) and CMS Star Ratings, to assess quality of care. We will seek to have EsoGuard included in the (“HEDIS)” measures and Star Ratings measures as its inclusion will positively impacts payers’ willingness to reimburse EsoGuard, as well as on healthcare providers’ willingness to prescribe the test.

Billing and Collection

Where there is a private or governmental third-party payer coverage policy in place, we will bill the payer (and the patient for cost-sharing, where applicable) in accordance with our established policy. Our efforts in obtaining reimbursement based on individual claims, including pursuing appeals or reconsiderations of claims denials, could take a substantial amount of time, and bills may not be paid for many months, if at all. Furthermore, if a third-party payer denies coverage after final appeal, payment may not be received at all.

Where there is no coverage policy in place, we will pursue reimbursement on a case-by-case basis. In some cases, if not prohibited by law or regulation, we may bill physicians, hospitals and other laboratories directly for the services that they order. However, laws and regulations in certain states prohibit laboratories from billing physicians or other purchasers for testing that they order. Some states may allow laboratories to bill physicians directly but may prohibit the physician and, in some cases, other purchasers from charging more than the purchase price for the services or may allow only for the recovery of acquisition costs, or may require disclosure of certain information on the invoice. An increase in the number of states that impose similar restrictions could adversely affect us by encouraging physicians to perform laboratory services in-house or by causing physicians to refer services to other laboratories that are not subject to the same restrictions.

Longer-Term Strategy

Our longer term strategy is to secure a specific indication, based on published guidelines, for Barrett’s Esophagus screening in certain at-risk populations using EsoGuard on samples collected with EsoCheck. This requires having the EsoGuard system cleared or approved by the FDA as an IVD device, a process which is progressing in close collaboration with our medical and regulatory advisors, including the former Director, Office of In Vitro Diagnostics and Radiological Health, FDA Center for Devices and Radiological Health. An FDA pre-submission package outlining Lucid-sponsored clinical studies to be performed in support of this indication has been submitted and a pre-submission meeting held with the FDA on October 9, 2019 to discuss its clinical data requirements for a premarket submission to approve EsoGuard as an IVD medical device. As part of advancing this longer term strategy, PAVmed hired David F. Wurtman, M.D., in February 2019 to act as, and spend substantially all of his time as, our Chief Medical Officer. In June 2019, PAVmed hired Randy Brown, to act as and spend substantially all of his time as our Chief Operating Officer. Mr. Brown recently served as the director of clinical operations of a large multinational medical device company, began to oversee clinical planning of these upcoming clinical trials sponsored by us, as well as operations of the EsoGuard LDT. In September 2019, we entered into an agreement with a CRO in connection with EsoGuard clinical trials. The CRO will assist us with conducting two concurrent clinical trials, an EsoGuard screening study and an EsoGuard case control study. The term of the agreement with the CRO runs from the September 2019 to the conclusion of the respective clinical trials, which is expected not to exceed 31 months. The agreement may be cancelled with sixty days written notice, without an early termination fee. We expect to reenroll our first patient in the clinical trials in early 2020.

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In-Vitro Diagnostics

IVDs are regulated by the FDA as medical devices. Medical devices marketed in the United States are subject to the regulatory controls under the FDCA and regulations adopted by the FDA. Some requirements, known as premarket requirements, apply to medical devices before they are marketed, and other requirements, known as post-market requirements, apply to medical devices after they are marketed.

The particular premarket requirements that must be met to market a medical device in the United States will depend on the classification of the device under FDA regulations. Medical devices are categorized into one of three classes, based on the degree of risk they present. Devices that pose the lowest risk are designated as Class I devices; devices that pose moderate risk are designated as Class II devices and are subject to general controls and special controls; and the devices that pose the highest risk are designated as Class III devices and are subject to general controls and premarket approval.

A premarket submission to the FDA will be required for some Class I devices, most Class II devices; and all Class III devices. Most Class I and some Class II devices are exempt from premarket submission requirements. Some Class I and most Class II devices may be marketed after a 510(k) clearance, while a more extensive PMA is required to market Class III devices.

Unless FDA ends enforcement discretion (either generally or with respect to our specific test), or Congress enacts legislation that explicitly gives FDA the authority to regulate LDTs, EsoGuard (as a stand-alone product) will not be subject to FDA requirements, including (without limitation) the requirements for FDA premarket review and post-market controls. Since the EsoGuard test is being performed in a clinical laboratory, the laboratory will be subject to CLIA requirements, as well as the laboratory requirements in the state in which the laboratory is located (if applicable). Insofar as the laboratory accepts specimens from patients nationwide, the laboratory will be required to obtain an out-of-state laboratory license from regulators in New York, California, Pennsylvania, Maryland, and Rhode Island. Moreover, before we can begin offering our LDT to patients in New York, we must obtain test-specific approval from the state.

Complying with the FDA’s requirements for medical devices can be expensive, time consuming, and may subject us to significant or unanticipated delays. If we are required to obtain premarket clearance or approval to perform or continue performing EsoGuard tests, or otherwise become subject to FDA regulation (e.g., via an act of Congress), we cannot assure you that we will be able to obtain such clearance or approval or comply with such regulations. Even if we obtain regulatory clearance or approval where required, such authorization may not be for an intended use that we believe to be commercially attractive or critical to the commercial success of our tests. As a result, the application of FDA oversight to our tests could materially and adversely affect our business, financial condition, and results of operations.

In parallel to our efforts to commercialize EsoGuard as an LDT, we are engaging with the FDA to explore the possibility of performing EsoGuard on cell samples collected using EsoCheck as an IVD. The IVD path seeks to secure a specific Barrett’s Esophagus screening indication for EsoGuard and EsoCheck as an FDA-cleared device in high-risk GERD patients as defined by published society guidelines. This will allow EsoGuard and EsoCheck to be broadly marketed together as a single diagnostic tool to screen patients for BE. It requires a premarket submission to the FDA supported by strong clinical data demonstrating that EsoGuard performed on samples collected with EsoCheck is sufficiently sensitive and specific to serve as a widespread screening tool in high-risk GERD patients recommended for screening. We have provided a pre-submission document to the FDA outlining our clinical plan and have held a pre-submission meeting with the FDA on October 9, 2019 to review the proposed clinical plan to meet the above endpoints in an effort to secure EsoGuard IVD FDA clearance as a medical device once the clinical study is completed.

Experienced Management

The leadership team devoted to advancing our strategic plan, which includes Lishan Aklog, M.D., our Chief Executive Officer, Dennis McGrath, our Chief Financial Officer, David Wurtman, M.D., our Chief Medical Officer, and Randy Brown, our Chief Operating Officer, has the clinical expertise and commercial acumen to identify, innovate, and commercialize a diversified portfolio of high-margin products in attractive markets with experience in direct-to-consumer, physician, and professional market development to drive adoption of our medical technologies toward standard of care. Additionally, we maintain a medical advisory board comprised of renowned individuals with extensive expertise in clinical medicine and the medical device, molecular diagnostic, and medical laboratory industries.

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As of the date of this prospectus, the members of our leadership team are employees of PAVmed, our majority stockholder, and are made available to us pursuant to a management services agreement. Certain members of our leadership team, including Dr. Wurtman and Mr. Brown, devote substantially all of their business time to our operations. Upon the closing of this offering, Dr. Wurtman and Mr. Brown will become direct employees of ours, and a portion of the compensation of our other executive officers will be paid directly by us.

License Agreement

On May 12, 2018, we entered into the License Agreement with CWRU. Under the terms of the License Agreement, we acquired an exclusive worldwide right to use the intellectual property rights to the EsoGuard and EsoCheck technology for the detection of changes in the esophagus. CWRU retains the right to grant licenses to the EsoGuard technology for other non-overlapping uses.

As compensation for the license, CWRU received equity in us as described elsewhere in this prospectus. In addition, CWRU is entitled to receive royalties based on net sales by us of products utilizing the EsoGuard and EsoCheck technology, as well as a specified portion of any other non-royalty proceeds received by us pursuant to a sublicense of the EsoGuard and EsoCheck technology (less any amounts distributed to CWRU as a stockholder of ours during the applicable calendar year). We also will be required to pay CWRU a minimum yearly royalty commencing the year after the first commercial sale of a product utilizing the EsoGuard and EsoCheck technology, with the minimum amount rising based on prior years’ net sales of the product.

The License Agreement is subject to certain regulatory and commercialization milestones, with a payment due from us to CWRU upon the achievement of certain of the milestones. The as-yet unachieved milestones that trigger such payments include the first commercial sale of product using the licensed technology and the submission of a pre-market approval application to the FDA for a product using the licensed technology.

Under the License Agreement, we are responsible for the costs of CWRU in preparing, filing and prosecuting any patents related to the EsoGuard and EsoCheck technology (subject to a provision for cost sharing in the event CWRU grants other non-overlapping licenses to the technology), and agreed to reimburse CWRU for approximately $272,553 of such costs incurred by it prior to the date of the License Agreement. Of such amount, $50,000 was paid at signing of the License Agreement, $50,000 is payable upon completion of a bona fide financing with a third party for net proceeds of at least $500,000, and the balance is payable in quarterly installments of $50,000 thereafter. PAVmed provided us with the initial $50,000 to reimburse CWRU (which amount is included in the $5.1 million owed to PAVmed that will be satisfied through the issuance of the Convertible Note to PAVmed). CWRU agreed to apply for patent coverage, at our expense, in any country requested by us, to the extent such protection is reasonably attainable. CWRU also may apply for patent, copyright or trademark rights to the EsoGuard and EsoCheck technology in other countries, at its option, and we will have no rights under any the patents in such countries unless we reimburse CWRU for its expenses. In the event of any actual or threatened infringement of any patent in the field of use covered by the License Agreement, we will have the first right to commence an action against the infringer. We also will have the right to defend against any claims that the EsoGuard and EsoCheck technology infringes on the intellectual property rights of a third party.

The License Agreement provides for us to indemnify CWRU and certain related parties for any claims relating to product liability or similar claims involving acts or omissions by us in connection with the EsoGuard technology and the development, use or sale of products based on such technology, or relating to our gross negligence or willful misconduct, or relating to our breach of the License Agreement, unless, in any case, such claim results from the gross negligence or willful misconduct of CWRU.

The License Agreement terminates upon the expiration of certain related patents, or on May 12, 2038 in countries where no such patents exist, or upon expiration of any exclusive marketing rights that have been granted by the FDA or other U.S. government agency, whichever comes later. In the event that we default in the payment of any amount when due under the License Agreement, and such amount is not paid within 30 days of notice of nonpayment, CWRU may terminate the exclusivity of the license or terminate the License Agreement in full. In addition, either party may terminate the License Agreement upon the other party’s default in the performance of its obligations under the License Agreement, subject to certain grace periods. Upon expiration of the License Agreement in the ordinary course, we expect to continue selling products using the EsoGuard and EsoCheck technology, as CWRU’s proprietary intellectual property rights in the technology also will have expired.

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Sales and Marketing

We currently expect to commercialize our products through a network of independent U.S. medical distributors. To do so, we rely on having a high gross margin on our products, although there can be no assurance that we will be able to achieve such margins. A high gross margin allows us to properly incentivize our distributors, which in turn allows us to attract the top distributors with the most robust networks in our targeted specialties. Independent distributors play an even larger role in many parts of Europe, most of Asia and emerging markets worldwide.

We eventually may, however, choose to build (or obtain through a strategic acquisition) our own sales and marketing team to commercialize some or all of our products if it is in our long-term interests. We may also choose to enter into distribution agreements with one or more larger strategic partners whereby we retain full responsibility for the manufacturing of our products but outsource a substantial portion or all of our distribution to a partner with its own robust distribution channels. Such agreements may include regional carve outs, minimum sales volumes, margin splitting and/or an option or right of first offer to purchase the technology at a future date.

Clinical Laboratory and Manufacturing

EsoGuard will be marketed as an LDT, which is a clinical laboratory test that is designed, manufactured and used within a single laboratory. The laboratories that furnish LDTs are subject to regulation under CLIA and state clinical laboratory licensure laws (where applicable). We will depend on third parties as the clinical laboratories for our LDTs. Although we relied on the central reference laboratory in Cleveland, Ohio, to complete our initial EsoGuard LDT validation process, as part of our longer term commercialization strategy, we have established an outsourced contract relationship with a state-of-the-art, highly automated contract diagnostic organization in Irvine, California that is certified pursuant to federal CLIA requirements to perform key portions of the assay to support the marketing of the EsoGuard LDT. The California laboratory will have the capacity to process and report on the volume of expected patient samples using EsoGuard for the foreseeable future. We completed the EsoGuard LDT validation process at the California laboratory in December 2019, making the LDT test available for physicians to prescribe for patients.

We currently have no plans to use in-house facilities to manufacture the EsoCheck device or any other products we develop, because the fixed overhead costs and limited flexibility involved in owning manufacturing facilities are not consistent with our business strategy. The diagnostic medical device industry, including many of its largest players, depends heavily on contract manufacturers operating in the United States and abroad. Diagnostic medical device manufacturers are subject to extensive regulation by the FDA and other authorities. Compliance with these regulations is costly and particularly onerous on small, development-phase companies. Contract manufacturers can also take advantage of significant economies of scale in terms of purchasing, machining, tooling, specialized personnel, sub-contracting or even off-shoring certain processes to lower-cost operators. These economies are simply not available to us.

We have relationships with many contract manufacturers and service providers, including those with specialized skills in several processes important to our devices. We expect them to have sufficient capacity to handle our manufacturing needs and anticipate that our growth will be better served by deploying our resources to expand our pipeline and commercialization efforts.

We intend to work closely with our contract manufacturing partners and service providers to establish and manage our products’ supply chain, dual sourcing whenever possible. We expect to help them design and build our products’ manufacturing lines including subassembly, assembly, sterilization and packaging and to work closely with them to manage our quality system, to assure compliance with all regulations and to handle inspections or other queries with regulatory bodies. Our contract manufacturers have the ability to add lines and shifts to increase the manufacturing capacity of our products as our demand dictates. We may ship our products directly from our contract manufacturers, but we may also choose to utilize third-party regional warehousing and distribution services.

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Intellectual Property

Our business will depend on proprietary medical device and diagnostic technologies, including the EsoCheck and EsoGuard technology licensed by us. We intend to vigorously protect our proprietary technologies’ intellectual property rights in patents, trademarks and copyrights, as available through registration in the United States and internationally. Patent protection and other proprietary rights are thus essential to our business. The EsoCheck and EsoGuard technology is protected by patents in the United States and internationally as set forth below, and our policy is to continue to aggressively file patent applications, both independently and in collaboration with CWRU, as appropriate, to protect this technology and other proprietary technologies of ours, including inventions and improvements to inventions. Under the License Agreement, CWRU has agreed to apply for patent coverage, at our expense, in any country requested by us, to the extent such protection is reasonably attainable. We seek patent protection, as appropriate, on:

●	the product itself including all embodiments with future commercial potential;

●	the methods of using the product; and

●	the methods of manufacturing the product.

In addition to filing and prosecuting patent applications in the United States, we intend to file counterpart patent applications in Canada, the European Union and other countries worldwide. Foreign filings can be cumbersome and expensive and we will pursue such filings when we believe they are warranted as we try to balance our international commercialization plans with our desire to protect the global value of the technology.

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be shortened if a patent is terminally disclaimed over another patent or as a result of delays in patent prosecution by the patentee, and a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office in granting a patent.

We intend to continuously reassess and fine-tune our intellectual property strategy in order to fortify our position in the United States and internationally. Prior to acquiring or licensing a technology from a third party, we will evaluate the existing proprietary rights, our ability to adequately obtain and protect these rights and the likelihood or possibility of infringement upon competing rights of others.

We will also rely upon trade secrets, know-how, continuing technological innovation, and may rely upon licensing opportunities in the future, to develop and maintain our competitive position. We intend to protect our proprietary rights through a variety of methods, including confidentiality agreements and/or proprietary information agreements with suppliers, employees, consultants, independent contractors and others entities who may have access to proprietary information. We will generally require employees to assign patents and other intellectual property to us as a condition of employment with us. All of our consulting agreements will pre-emptively assign to us all new and improved intellectual property that arise during the term of the agreement.

Our current patent portfolio consists of the following:

Jurisdiction, Number and Status	Summary
United States 8,481,707 Issued	A kit for detecting a vimentin-associated neoplasia in a subject, comprising at least a primer pair, wherein said primer pair is selected from the group of primer pairs consisting of: a) SEQ ID NOs: 62 and 63 b) SEQ ID NOs: 72 and 71 c) SEQ ID NOs: 23 and 24 d) SEQ ID NOs: 27 and 65 e) SEQ ID NOs: 39 and 64 f) SEQ ID NOs: 54 and 15; and g) SEQ ID NOs: 56 and 15.

United States 8,221,977 Issued	A method for detecting a vimentin-associated proliferative disorder, comprising assaying a sample obtained from a patient for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2 or fragments thereof; wherein methylation of said nucleotide sequence is indicative of a vimentin-associated proliferative disorder; and wherein said vimentin-associated proliferative disorder is a gastro-intestinal neoplasia.

United States 8,415,100 Issued	A method for detecting neoplasia of the upper gastrointestinal tract, comprising: a) obtaining a human sample; and b) assaying said sample for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2; wherein methylation of said nucleotide sequence is indicative of a neoplasia of the upper gastrointestinal tract.

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Jurisdiction, Number and Status	Summary
United States 9,580,754 Issued	An isolated polynucleotide comprising a bisulfite-converted nucleic acid; wherein the polynucleotide is 20-3000 nucleotides in length; wherein the polynucleotide comprises a region having: a) a nucleotide sequence comprising the bisulfite-converted methylated nucleotide sequence of SEQ ID NO: 41, SEQ ID NO: 42, or SEQ ID NO: 44, a complement thereof, or a fragment thereof; wherein said nucleotide sequence, said complement or said fragment is at least 20 nucleotides in length; or b) a nucleotide sequence that is at least 95% identical to the bisulfite-converted methylated nucleotide sequence of SEQ ID NO: 41, SEQ ID NO: 42, or SEQ ID NO: 44, a complement thereof, or a fragment thereof; wherein said nucleotide sequence, said complement or said fragment is at least 20 nucleotides in length; and wherein said nucleic acid, prior to bisulfite conversion, comprises at least one methylated cytosine and at least one unmethylated cytosine.

United States 10,400,286 Issued	A method for detecting vimentin methylation in a human subject, comprising: a) obtaining a sample from a human subject suspected of having or is known to have colon neoplasia; and b) assaying a vimentin nucleic acid in the sample for the presence or absence of methylation within a nucleotide sequence selected from the group consisting of SEQ ID NO: 2 and fragments thereof, and SEQ ID NOS:40-45.

United States 16/388,029 Allowed	A method for determining vimentin methylation in a human subject, comprising: a) obtaining a sample from a human subject; and b) assaying a vimentin nucleic acid in the sample for the presence or absence of methylation within a nucleotide sequence selected from the group consisting of SEQ ID NOs: 2 and fragments thereof, and SEQ ID NOS:40-45, wherein the sample is obtained from a subject suspected of having or is known to have an esophageal neoplasia.

Australia 2012272697 Issued	A method for detecting neoplasia of the upper gastrointestinal tract, comprising: a) obtaining a human sample; and b) assaying said sample for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2; wherein methylation of said nucleotide sequence is indicative of a neoplasia of the upper gastrointestinal tract, wherein said neoplasia of the upper gastrointestinal tract is selected from the group consisting of: Barret’s esophagus, Barrett’s esophagus with high grade dysplasia, esophageal neoplasia, adenocarcinoma of the gastroesophageal junction, and adenocarcinoma of the stomach.

Canada 2,535,910 Issued	An oligonucleotide primer for detecting methylation of a vimentin nucleotide sequence, selected from SEQ ID NOs: 8-39, 52-53 and 54-72. A polynucleotide having the nucleotide sequence of any one of SEQ ID NOs: 3-4, 6-7, 46-47 and 49-50.

Germany France United Kingdom European Patent Office EP1660683 Issued	An oligonucleotide primer pair for detecting methylation of a vimentin nucleotide sequence, selected from the group consisting of numerous primer pair sequences.

European Patent Office 12802150.8 Allowed	A method for detecting neoplasia of the upper gastrointestinal tract, comprising assaying a sample which has been obtained from a human for the presence of methylation within a nucleotide sequence as set forth in SEQ ID NO: 2; wherein methylation of said nucleotide sequence is indicative of the upper gastrointestinal tract is selected from the group consisting of: Barrett’s esophagus, Barret’s esophagus with high grade dysplasia, esophageal neoplasia, and adenocarcinoma of the gastroesophageal junction.

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Jurisdiction, Number and Status	Summary
United States 15/103,638 Allowed	A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

Australia 2014/361829 Allowed	A device for collecting a biological sample in a patient includes a collection portion having a first axial end portion and a second axial end portion. The second axial end portion has a collapsed position and an expanded position. The second axial end portion moves in an axial direction relative to the first axial end portion when the second axial end portion moves between the collapsed position and the expanded position. The second axial end portion extends axially into the first axial end portion and has a concave shape when in the collapsed position. The second axial end portion is convex when in the expanded position.

Research and Development

Research and development costs account for a material portion of our operating expenses. As we seek to obtain FDA approval for EsoGuard IVD and expand our product pipeline by developing additional screening and diagnostic tests, we expect that our research and development expenditures will continue to increase.

Competition

The U.S. market for esophageal cancer (i.e., EAC) and pre-cancer (i.e., BE, with or without dysplasia) screening is large, consisting of more than 30 million at-risk individuals over the age of 50. Given the large market for pre-cancer screening, we likely will face numerous competitors, some of which possess significantly greater financial and other resources and development capabilities than us. Our EsoGuard test faces competition from procedure-based detection technologies such as upper endoscopy, and other screening technologies such as pill-based imaging solutions like PillCam Eso, cleared by the FDA in November 2004, and transnasal esophagoscopy, a flexible tube with a miniature camera that is inserted into the nose and advanced through the esophagus into the upper portion of the stomach. Our EsoCheck device faces competition from other manufactures with devices designed to collect cell samples from targeted regions of the esophagus. For example, Cytosponge is a small mesh sponge within a soluble gelatin capsule that dissolves in the stomach and then is pulled thru the targeted region brushing the lining of the esophagus and then later retrieved although unprotected from contamination like EsoCheck. Interpace Diagnostics (Nasdaq: IDXG), NeoGenomics (Nasdaq: NEO) and Cernostics (private) are developing progression type test for known patients with BE aimed at assessing or predicting the likely development of EAC. Our competitors may also be developing additional methods of detecting colorectal cancer and pre-cancer that have not yet been announced.

Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, if we do seek to develop other products, we expect to compete with a broad range of organizations in the U.S. and other countries that are engaged in the development, production and commercialization of diagnostic products and services. These competitors include biotechnology, diagnostic and other life science companies; academic and scientific institutions; governmental agencies; and public and private research organizations.

Accordingly, our markets are highly competitive, and are characterized by extensive research and clinical efforts and rapid technological change. In order to compete effectively, EsoGuard, EsoCheck and any other products we develop will have to achieve market acceptance, receive adequate insurance coverage and reimbursement, be cost effective and be simultaneously safe and effective. We believe that the principal competitive factors in our markets are:

●	diagnostic accuracy and the quality of outcomes for medical conditions;

●	acceptance by physicians and the medical device market generally;

●	ease of use and reliability;

●	technical leadership and superiority;

●	effective marketing and distribution;

●	speed to market; and

●	product price and qualification for coverage and reimbursement.

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Most of our existing and potential competitors have substantially greater financial, marketing, sales, distribution, manufacturing and technological resources. We may be unable to compete effectively against our competitors either because their products and services are superior or more cost efficient, or because of they have access to greater resources than us. These competitors may have broader product lines and greater name recognition than we do. Many of these competitors have obtained FDA or other regulatory approvals, and patent protection, for their products, or are in the process of seeking such approvals and protection. Certain of our competitors have already commercialized their products, and others may commercialize their products in advance of our products. In addition, our competitors may make technical advances that render our products obsolete. We may be unable to respond to such technical advances, especially given our focus on the EsoGuard and EsoCheck technology. Although there can be no assurance that we will pursue the development of any products other than EsoGuard and EsoCheck, even if we do develop new marketable products or services, our current and future competitors may develop products and services that are more commercially attractive than ours, and they may bring those products and services to market earlier or more effectively than us.

Notwithstanding that the market for BE and EAC screening is highly competitive, we believe that EsoCheck, currently cleared by the FDA pursuant to a 510(k), and EsoGuard, the first and only DNA-based non-invasive BE screening LDT test on the market today, compare favorably to other available products and services. When used in combination after achieving FDA approval as an IVD medical device through the PMA process, the use of EsoGuard, on samples collected using EsoCheck, may offer an accurate, lower cost, non-invasive approach, that does not require endoscopy, to screen for BE and EAC. The test may be performed in five minutes, without sedation, in an outpatient ambulatory setting such as a primary care or family practice physician’s office or a freestanding diagnostic facility.

We will also compete in the marketplace to recruit and retain qualified scientific, management and sales personnel, and may compete in acquiring technologies and licenses complementary to our products or advantageous to our business.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, recordkeeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. The following is a summary of the government regulations applicable to our business.

FDA Regulation

Any medical device product we may develop must be cleared or approved by the FDA before it is marketed in the United States. As further discussed below, LDTs are clinical laboratory tests that are developed and validated by a laboratory for its own use. Historically, LDTs have been regulated under CLIA while the FDA has exercised enforcement discretion and not required approvals or clearances for many LDTs performed by high complexity CLIA-certified laboratories. IVDs are regulated by the FDA as medical devices.

Our EsoCheck cell collection device received 510(k) marketing clearance in the U.S. from the FDA in June 2019. EsoGuard, our molecular DNA assay test, is an LDT run in our high complexity CLIA-certified laboratory. In parallel to our efforts to commercialize EsoGuard as an LDT, we are engaging with the FDA to explore the possibility of performing EsoGuard on cell samples collected using EsoCheck. The EsoGuard IVD path seeks to secure a specific Barrett’s Esophagus screening indication for EsoGuard as an FDA-cleared In-Vitro Diagnostic (IVD) device in high-risk GERD patients as defined by published society guidelines. This will allow EsoGuard and EsoCheck to be broadly marketed together as a single diagnostic tool to screen patients for BE. It requires a premarket submission to the FDA supported by strong clinical data demonstrating that EsoGuard performed on samples collected with EsoCheck is sufficiently sensitive and specific to serve as a widespread screening tool in high-risk GERD patients recommended for screening.

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Before and after approval or clearance in the United States, our products are subject to extensive regulation by the FDA under the Federal Food, Drug, and Cosmetic Act and/or the Public Health Service Act, as well as by other regulatory bodies. FDA regulations govern, among other things, the development, testing, manufacturing, labeling, safety, storage, recordkeeping, market clearance or approval, advertising and promotion, import and export, marketing and sales, and distribution of medical devices and products.

In the United States, medical devices are subject to varying degrees of regulatory control and are classified in one of three classes depending on the extent of controls the FDA determines are necessary to reasonably ensure their safety and efficacy:

Class I:	general controls, such as labeling and adherence to quality system regulations;

Class II:	special controls, pre-market notification (often referred to as a 510(k) application), specific controls such as performance standards, patient registries, post-market surveillance, additional controls such as labeling and adherence to quality system regulations; and

Class III:	special controls and approval of a de novo request or PMA application, likely with clinical data requirements.

In general, the higher the classification, the greater the time and cost to obtain approval to market. There are no “standardized” requirements for approval, even within each class. For example, the FDA could grant 510(k) status, but require a human clinical trial, a typical requirement of a PMA. They could also initially assign a device Class III status, but end up clearing a device as a 510(k) device if certain requirements are met. The range of the number and expense of the various requirements is significant. The quickest and least expensive pathway would be 510(k) clearance with a review of existing bench and animal data. The longest and most expensive path would be a PMA with extensive randomized human clinical trials. We cannot predict fully how the FDA will classify our products, nor predict what requirements will be placed upon us to obtain market clearance or approval, or even if they will clear or approve our products at all.

To request marketing authorization by means of a 510(k) clearance, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent to another currently legally marketed medical device, has the same intended use, and is as safe and effective as a currently legally marketed device and does not raise different questions of safety and effectiveness than does a currently legally marketed device. 510(k) submissions generally include, among other things, a description of the device and its manufacturing, device labeling, medical devices to which the device is substantially equivalent, safety and biocompatibility information, and the results of performance testing. In some cases, a 510(k) submission must include data from human clinical studies. Marketing may commence only when the FDA issues a clearance letter finding substantial equivalence. After a device receives 510(k) clearance, any product modification that could significantly affect the safety or effectiveness of the product, or that would constitute a significant change in intended use, requires a new 510(k) clearance or, if the device would no longer be substantially equivalent, could require a de novo request or PMA. In addition, any additional claims the Company wished to make at a later date may require a PMA. If the FDA determines that the product does not qualify for 510(k) clearance, they will issue a Not Substantially Equivalent letter, at which point the Company must submit and the FDA must approve a de novo request or PMA before marketing can begin.

During the review of a 510(k) submission, the FDA may request more information or additional studies and may decide that the indications for which we seek approval or clearance should be limited. In addition, laws and regulations and the interpretation of those laws and regulations by the FDA may change in the future. We cannot foresee what effect, if any, such changes may have on us as a company.

Laboratory Developed Tests

LDTs are clinical laboratory tests that are designed, manufactured and used within a single laboratory. The laboratories that furnish LDTs are subject to regulation under CLIA and state clinical laboratory licensure laws (where applicable). Moreover, the FDA takes the position that LDTs meet the definition of a medical device under the Food, Drug, and Cosmetic Act. Historically, however, the FDA has exercised enforcement discretion with respect to most LDTs, and not actively enforced the regulatory requirements that otherwise apply to medical device manufacturers (e.g., premarket review, Quality Systems Regulation, adverse event reporting, establishment registration, device listing). The FDA has traditionally chosen to exercise enforcement discretion because LDTs were limited in number, were relatively simple tests, and were typically used to diagnose rare disease and uncommon conditions.

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In October 2014, the FDA published two draft guidance documents describing a proposed risk-based framework under which the FDA proposed to end enforcement discretion and begin regulating LDTs as medical devices. The FDA’s draft framework proposed, among other things, premarket review for higher-risk LDTs, such as those that have the same intended use as FDA-approved companion diagnostic currently on the market. In November 2015, the FDA issued a report citing evidence for the need for additional regulation of LDTs and stated the FDA is continuing to work to finalize the 2014 draft guidance. However, in November 2016, the FDA announced that it did not intend to finalize the draft guidance at that time. In January 2017, the FDA issued a Discussion Paper on LDTs, which confirmed it did not intend to finalize the draft guidance at that time to allow more time for public discussion and time for the congressional authorizing committees to develop a legislative solution. Various legislative proposals that would give FDA express authority to regulate LDTs have been proposed since that time, but the chances of any specific proposal being enacted remain unclear at this time. It is unclear at this time if or when the FDA may end enforcement discretion for LDTs, and the FDA may decide to regulate certain LDTs on a case-by-case basis at any time. Action by the FDA to actively regulate our LDT may materially impact our ability to develop and commercialize EsoGuard as planned.

Clinical Trials of Medical Devices and Diagnostic Tests

One or more clinical trials may be necessary to support an FDA submission. Clinical studies of unapproved or uncleared medical devices or diagnostic tests being studied for uses for which they are not approved or cleared (investigational devices) must be conducted in compliance with FDA requirements. If an investigational device could pose a significant risk to patients, the sponsor company must submit an Investigational Device Exemption, or IDE application to the FDA prior to initiation of the clinical study. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device on humans and that the testing protocol is scientifically sound. The IDE is reviewed by the FDA within 30 calendar days after receipt by the FDA and the FDA can issue a disapproval, conditional approval or full approval for the study to begin depending on the remaining FDA questions following review. Clinical studies of investigational devices may not begin until an institutional review board, or “IRB,” has approved the study.

During any study, the sponsor must comply with the FDA’s IDE requirements. These requirements include investigator selection, trial monitoring, adverse event reporting, and record keeping. The investigators must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of investigational devices, and comply with reporting and record keeping requirements. We, the FDA, or the IRB at each institution at which a clinical trial is being conducted may suspend a clinical trial at any time for various reasons, including a belief that the subjects are being exposed to an unacceptable risk. During the approval or clearance process, the FDA typically inspects the records relating to the conduct of one or more investigational sites participating in the study supporting the application.

Post-Approval Regulation of Medical Devices and Diagnostic Tests

After a device is cleared or approved for marketing, numerous regulatory requirements continue to apply. These include:

●	the FDA Quality Systems Regulation (QSR), which governs, among other things, how manufacturers design, test manufacture, exercise quality control over, and document manufacturing of their products;

●	labeling and claims regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

●	the Medical Device Reporting regulation, which requires reporting to the FDA of certain adverse experience associated with use of the product.

We will continue to be subject to inspection by the FDA to determine our compliance with regulatory requirements.

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Manufacturing cGMP Requirements

Manufacturers of medical devices are required to comply with FDA manufacturing requirements contained in the FDA’s current Good Manufacturing Practices (cGMP) set forth in the quality system regulations promulgated under section 520 of the Food, Drug and Cosmetic Act. cGMP regulations require, among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the device must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or in device withdrawal. Device clearances or approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following the approval. We expect to use contract manufacturers to manufacture our products for the foreseeable future we will therefore be dependent on their compliance with these requirements to market our products. We work closely with our contract manufacturers to assure that our products are in strict compliance with these regulations.

Laboratory Certification, Accreditation and Licensing

We are also subject to U.S. and state laws and regulations regarding the operation of clinical laboratories. CLIA requirements and laws of certain states, including those of California, New York, Maryland, Pennsylvania, Rhode Island and Florida, impose certification requirements for clinical laboratories, and establish standards for quality assurance and quality control, among other things. CLIA provides that a state may adopt different or more stringent regulations than federal law and permits states to apply for exemption from CLIA if the state’s laboratory laws are equivalent to, or more stringent than, CLIA. For example, the State of New York’s clinical laboratory regulations, which have received an exemption from CLIA, contain provisions that are in certain respects more stringent than federal law. Therefore, as long as New York maintains a licensure program that is CLIA-exempt, we will need to comply with New York’s clinical laboratory regulations in order to offer our clinical laboratory products and services in New York.

We have current certificates to perform clinical laboratory testing. Clinical laboratories are subject to inspection by regulators and to sanctions for failing to comply with applicable requirements. Sanctions available under CLIA and certain state laws include prohibiting a laboratory from running tests, requiring a laboratory to implement a corrective plan, and imposing civil monetary penalties. If we fail to meet any applicable requirements of CLIA or state law, that failure could adversely affect any future CMS consideration of our technologies, prevent their approval entirely, and/or interrupt the commercial sale of any products and services and otherwise cause us to incur significant expense.

Other U.S. Regulation

In addition to FDA restrictions on marketing and promotion of drugs and devices, other federal and state laws restrict our business practices. These laws include, without limitation, anti-kickback and false claims laws, data privacy and security laws, as well as transparency laws regarding payments or other items of value provided to healthcare providers.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and the provision of certain items and services to our customers, could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the health regulatory laws described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal and civil and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

Federal Anti-Kickback Statute

The Federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated.

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Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, collectively the Affordable Care Act, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

Federal False Claims Act

The False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. The False Claims Act also applies to false submissions that cause the government to be paid less than the amount to which it is entitled, such as a rebate. Intent to deceive is not required to establish liability under the False Claims Act. Several pharmaceutical, device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved, and thus noncovered uses.

The government may further prosecute, as a crime, conduct constituting a false claim under the False Claims Act. The False Claims Act prohibits the making or presenting of a claim to the government knowing such claim to be false, fictitious, or fraudulent and, unlike civil claims under the False Claims Act, requires proof of intent to submit a false claim.

Physician Payment Sunshine Act

There has been a recent trend of increased federal and state regulation of payments and transfers of value provided to healthcare professionals or entities. On February 8, 2013, the Centers for Medicare & Medicaid Services, or “CMS,” released its final rule implementing section 6002 of the Affordable Care Act known as the Physician Payment Sunshine Act that imposes new annual reporting requirements on device manufacturers for payments and other transfers of value provided by them, directly or indirectly, to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their family members. A manufacturer’s failure to submit timely, accurately and completely the required information for all payments, transfers of value or ownership or investment interests may result in civil monetary penalties of up to an aggregate of  $150,000 per year, and up to an aggregate of  $1 million per year for “knowing failures.”

Certain states, such as California and Connecticut, also mandate implementation of commercial compliance programs, and other states, such as Massachusetts and Vermont, impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may fail to comply fully with one or more of these requirements

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or the “FCPA,” prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations. Activities that violate the FCPA, even if they occur wholly outside the United States, can result in criminal and civil fines, imprisonment, disgorgement, oversight, and debarment from government contracts.

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Healthcare Reform

Current and future legislative proposals to further reform healthcare or reduce healthcare costs may result in lower reimbursement for our products, or for the procedures associated with the use of our products, or limit coverage of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products. Alternatively, the shift away from fee-for-service agreements to capitated payment models may support the value of our products which can be shown to decrease resource utilization and lead to cost saving-for both payors and providers.

The recent implementation of the Affordable Care Act is an example that has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and medical device industries.

The Affordable Care Act implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. In addition, other legislative changes have been proposed and adopted since the PPACA was enacted. On August 2, 2011, President Obama signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee did not achieve a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes reductions to Medicare payments to providers of 2.0% per fiscal year, which went into effect on April 1, 2013, and will stay in effect through 2024 unless congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressure.

HIPAA and Other Privacy Laws

The Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (“HIPAA”) established comprehensive protection for the privacy and security of health information. The HIPAA standards apply to three types of organizations, or “Covered Entities”: health plans, healthcare clearinghouses, and healthcare providers that conduct certain healthcare transactions electronically. Covered Entities and their business associates must have in place administrative, physical, and technical standards to guard against the misuse of individually identifiable health information. We perform activities that may implicate HIPAA, such as providing clinical laboratory testing services and entering into specific kinds of relationships with Covered Entities and business associates of Covered Entities. Penalties for violations of HIPAA include civil money and criminal penalties.

Our activities must also comply with other applicable privacy laws, which impose restrictions on the access, use and disclosure of personal information. More state and international privacy laws are being adopted. Many state laws are not preempted by HIPAA because they are more stringent or are broader in scope than HIPAA. Beginning in 2020 we will also need to comply with the California Consumer Privacy Act of 2018, which protects personal information other than health information covered by HIPAA. In the E.U., the General Data Protection Regulation (“GDPR”) took effect in May 2018 and imposes increasingly stringent data protection and privacy rules. All of these laws may impact our business and may change periodically, which could have an effect on our business operations if compliance becomes substantially costlier than under current requirements. Our failure to comply with these privacy laws or significant changes in the laws restricting our ability to obtain stool, blood and other patient samples and associated patient information could significantly impact our business and our future business plans.

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Self-Referral Law

The federal “self-referral” law, commonly referred to as the “Stark” law, provides that physicians who, personally or through a family member, have ownership interests in or compensation arrangements with a laboratory are prohibited from making a referral to that laboratory for laboratory tests reimbursable by Medicare, and also prohibits laboratories from submitting a claim for Medicare payments for laboratory tests referred by physicians who, personally or through a family member, have ownership interests in or compensation arrangements with the testing laboratory. The Stark law contains a number of specific exceptions which, if met, permit physicians who have ownership or compensation arrangements with a testing laboratory to make referrals to that laboratory and permit the laboratory to submit claims for Medicare payments for laboratory tests performed pursuant to such referrals. We are subject to comparable state laws, some of which apply to all payers regardless of source of payment, and do not contain identical exceptions to the Stark law.

International Regulation

In order to market any product outside of the United States, we would need to comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of our products. We may be subject to regulations and product registration requirements in the areas of product standards, packaging requirements, labeling requirements, import and export restrictions and tariff regulations, duties and tax requirements. Whether or not we obtain FDA approval for a product, we would need to obtain the necessary approvals by the comparable foreign regulatory authorities before we can commence clinical trials or marketing of the product in foreign countries and jurisdictions. The time required to obtain clearance required by foreign countries may be longer or shorter than that required for FDA clearance, and requirements for licensing a product in a foreign country may differ significantly from FDA requirements.

European Union

The EU will require a CE mark certification or approval in order to market our products in the various countries of the European Union or other countries outside the United States. To obtain CE mark certification of our products, we will be required to work with an accredited European notified body organization to determine the appropriate documents required to support certification in accordance with existing medical device directive. The predictability of the length of time and cost associated with such a CE marketing may vary, or may include lengthy clinical trials to support such a marking. Once the CE mark is obtained, we may market our product in the countries of the EU.

In the European Union, the manufacture of medical devices is subject to good manufacturing practice (GMP), as set forth in the relevant laws and guidelines of the European Union and its member states. Compliance with GMP is generally assessed by the competent regulatory authorities. Typically, quality system evaluation is performed by a Notified Body, which also recommends to the relevant competent authority for the European Community CE Marking of a device. The Competent Authority may conduct inspections of relevant facilities, and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each device manufacturing facility must be audited on a periodic basis by the Notified Body. Further inspections may occur over the life of the product.

Any action against us for violation of these or similar foreign laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Other Laws

Occupational Safety and Health

In addition to its comprehensive regulation of health and safety in the workplace in general, the Occupational Safety and Health Administration has established extensive requirements aimed specifically at laboratories and other healthcare-related facilities. In addition, because our operations require employees to use certain hazardous chemicals, we also must comply with regulations on hazard communication and hazardous chemicals in laboratories. These regulations require us, among other things, to develop written programs and plans, which must address methods for preventing and mitigating employee exposure, the use of personal protective equipment, and training.

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Specimen Transportation

Our commercialization activities for EsoGuard subject us to regulations of the Department of Transportation, the United States Postal Service, and the Centers for Disease Control and Prevention that apply to the surface and air transportation of clinical laboratory specimens.

Environmental

The cost of compliance with federal, state and local provisions related to the protection of the environment has had no material effect on our business. There were no material capital expenditures for environmental control facilities in the year ended December 31, 2018, and there are no material expenditures planned for such purposes for the year ended December 31, 2019.

Facilities

We currently rely on the office space, including common space and conference rooms, made available to our executive officers by PAVmed pursuant to the management services agreement, at One Grand Central Place, Suite 4600, New York, NY 10165. We consider these facilities adequate for our current operations and intend to obtain additional space as our operations expand.

Employees

As of the date of this prospectus, we have no employees. PAVmed makes certain of its employees available to us pursuant to a management services agreement between us, including Lishan Aklog, M.D., our Chief Executive Officer, Dennis McGrath, our Chief Financial Officer, David Wurtman, M.D., our Chief Medical Officer, Randy Brown, our Chief Operating Officer, and Shaun O’Neill, our Chief Commercial Officer. PAVmed has agreed to cause the foregoing individuals to devote as much of their professional time and attention as is reasonably necessary to perform the services described in the management services agreement. Certain members of our leadership team, including Dr. Wurtman and Mr. Brown, devote substantially all of their business time to our operations.

Upon the closing of this offering, Dr. Wurtman and Mr. Brown will become direct employees of ours, and a portion of the compensation of Mr. O’Neill and our other executive officers will be paid directly by us. The term of the management services agreement continues until such time as our Board of Directors determines. We expect to continue to use PAVmed’s services under the management services agreement until we initially launch our products for commercial sale. We believe this arrangement is more cost-effective to us, because some of these resources would be under-utilized if acquired by us on a full-time basis prior to our initial product launch.

Periodic Reporting and Audited Financial Statements

We are registering the securities offered by this prospectus under the Securities Exchange Act of 1934, as amended, and will have reporting obligations, including the requirement to file annual and quarterly reports with the SEC, following this offering. In accordance with the requirements of the Securities Exchange Act of 1934, our annual reports will contain financial statements audited and reported on by an independent registered public accounting firm. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

Legal Proceedings

There is no litigation, arbitration or governmental proceeding currently pending against us or any of our officers or directors in their capacity as such, and neither we nor our officers and directors have been subject to any such proceeding since our formation.

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MANAGEMENT

Directors and Executive Officers

Our current directors and executive officers are as set forth below.

Name	Age	Position
Lishan Aklog, M.D.	54	Chairman and Chief Executive Officer
Dennis M. McGrath	62	Chief Financial Officer and Director
David F. Wurtman, M.D.	56	Chief Medical Officer
Randy W. Brown	51	Chief Operating Officer
Shaun M. O’Neill	37	Chief Commercial Officer
Sanford Markowitz, M.D.	67	Director
Aster Angagaw	56	Director
James L. Cox, M.D.	77	Director
Ronald M. Sparks	64	Director
Michael J. Glennon	54	Vice Chairman and Director

Lishan Aklog, M.D. has been our Chairman and Chief Executive Officer since our inception. He has also served as PAVmed’s Chairman and Chief Executive Officer since its inception, as a member of the board of directors of HCFP, Inc., a financial advisory and investment firm, since its inception, and as a co-founding Partner of both Pavilion Holdings Group (“PHG”), a medical device holding company, since its inception in 2007 and Pavilion Medical Innovations (“PMI”), a venture-backed medical device incubator, since its inception in 2009. Dr. Aklog previously served as Chairman and Chief Technology Officer of Vortex Medical Inc., a PHG portfolio company, from its inception in 2008 until its acquisition in October 2012 by AngioDynamics Inc. (Nasdaq: ANGO) for $55 million. Dr. Aklog has been a consultant to Biomet Inc., now Zimmer Biomet (NYSE: ZBH), since 2009. He previously served as a consultant to AngioDynamics, from 2012 to 2016, Edward Lifesciences Corp. (NYSE: EW), from 2007 to 2012, On-X Life Technologies Inc. from 2009 to 2012 and Atricure Inc. (Nasdaq: ATRC) from 2007 to 2016. Dr. Aklog also previously served on the Scientific Advisory Boards of numerous leading medical device companies, including Medtronic, St. Jude Medical, Guidant Cardiac Surgery (now, Maquet Cardiovascular) and Cardiovations (then, a division of Johnson & Johnson). Dr. Aklog is an inventor on 13 issued patents and over 30 patent applications, including the core patents of Vortex Medical’s AngioVac system and the patents for a majority of the Company’s products. Prior to entering the medical device industry full-time in 2012, Dr. Aklog was, from 2006 to 2012, Associate Professor of Surgery, Chief of Cardiovascular Surgery and Chair of The Cardiovascular Center at St. Joseph’s Hospital and Medical Center’s Heart and Lung Institute in Phoenix, Arizona. From 2002 to 2006, Dr. Aklog was Assistant Professor of Cardiothoracic Surgery, Associate Chief of Cardiac Surgery and Director of Minimally Invasive Cardiac Surgery at Mount Sinai Medical Center in New York. From 1999 to 2002, Dr. Aklog was Assistant Professor of Surgery at Harvard Medical School, Director of the Cardiac Surgery Research Laboratory and an attending cardiac surgeon at Brigham and Women’s Hospital in Boston. Dr. Aklog received his clinical training in general and cardiothoracic surgery at Brigham and Women’s Hospital and Boston Children’s Hospital, during which he spent two years as the Medtronic Research Fellow at Harvard Medical School’s Cardiac Surgery Research Laboratory. He was then awarded the American Association of Thoracic Surgery Traveling Fellowship pursuant to which he received advanced training in heart valve surgery under renowned cardiac surgeons Sir Magdi Yacoub at Harefield Hospital in London and Professor Alain Carpentier at L’Hopital Broussais in Paris. Dr. Aklog is a co-author on 38 peer-reviewed articles and 10 book chapters. He has served on the Editorial Board of the Journal of Cardiothoracic Surgery since 2006. He is a member of numerous professional societies and has been elected to the American Association of Thoracic Surgery. He served on the Board of Directors of the International Society for Minimally Invasive Cardiothoracic Surgery from 2006 to 2009 and as President of the 21st Century Cardiothoracic Surgery Society in 2011. Dr. Aklog was recognized as one of America’s Top Doctors in the Castle Connolly Guide from 2002 to 2013. He serves as Chairman of the Boston ECG Project Charitable Foundation and the New York Executive Committee of Human Rights Watch. Dr. Aklog received his A.B., magna cum laude, in Physics from Harvard University, where he was elected to Phi Beta Kappa. Dr. Aklog received his M.D., cum laude, from Harvard Medical School. We believe Dr. Aklog is well-qualified to serve on the Board of Directors due to his extensive experience in founding and building successful medical device companies, his distinguished career as an academic cardiac surgeon, his recognition as a thought leader and innovator both as a surgeon and a medical device entrepreneur and his widespread relationships in the healthcare and medical device communities.

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Dennis M. McGrath has served as our Chief Financial Officer and as a member of our Board of Directors since our inception. Additionally, he has served as PAVmed’s President since March 2019 (having served as Executive Vice President from March 2017 to March 2019) and as PAVmed’s Chief Financial Officer since March 2017. Previously, from 2000 to 2017 Mr. McGrath served in several senior level positions of PhotoMedex, Inc. (then Nasdaq: PHMD, now Nasdaq: FCRE), a global manufacturer and distributor of medical device equipment and services, including from 2011 to 2017 as director, President, and Chief Financial Officer. Prior to PhotoMedex’s reverse merger with Radiancy, Inc in December 2011, he also served as Chief Executive Officer from 2009 to 2011 and served as Vice President of Finance and Chief Financial Officer from 2000 to 2009. He received honors as a P.A.C.T. (Philadelphia Alliance for Capital and Technology) finalist for the 2011 Investment Deal of the Year, award winner for the SmartCEO Magazine 2012 CEO of the Year for Turnaround Company, and finalist for the Ernst & Young 2013 Entrepreneur of the Year. He has extensive experience in mergers and acquisitions, both domestically and internationally, and particularly involving public company acquisitions, including Surgical Laser Technologies, Inc, (formerly, Nasdaq: SLTI), ProCyte Corporation (formerly, Nasdaq: PRCY), LCA Vision, Inc. (formerly, Nasdaq: LCAV) and Think New Ideas, Inc. (formerly, Nasdaq: THNK). Prior to PhotoMedex, he served in several senior level positions of AnswerThink Consulting Group, Inc. (then, Nasdaq: ANSR, now, The Hackett Group, Nasdaq: HCKT), a business consulting and technology integration company, including from 1999 to 2000 as Chief Operating Officer of the Internet Practice, the largest division of AnswerThink Consulting Group, Inc., while concurrently during the merger of the companies, serving as the acting Chief Financial Officer of Think New Ideas, Inc. (then, Nasdaq: THNK, now, Nasdaq: HCKT), an interactive marketing services and business solutions company. Mr. McGrath also served from 1996 until 1999 as Chief Financial Officer, Executive Vice President and director of TriSpan, Inc., an internet commerce solutions and technology consulting company, which was acquired by AnswerThink Consulting Group, Inc. in 1999. During his tenure at Arthur Andersen & Co., where he began his career, he became a Certified Public Accountant in 1981 and he holds a B.S., maxima cum laude, in accounting from LaSalle University. In addition to continuing as a director of PhotoMedex (now Gadsden Properties, Inc., Nasdaq: GADS), he serves as the audit chair, compensation chair, and a director of several medical device companies, including DarioHealth Corp. (Nasdaq: DRIO), Cagent Vascular, LLC and BioVector, Inc. Formerly from 2007 to 2009, Mr. McGrath served as a director of Embrella Cardiovascular, Inc. (sold to Edwards Lifesciences Corporation, NYSE: EW). He also serves on the Board of Visitors for Taylor University and as Chairman of the Board of Trustees of Manor College. We believe Mr. McGrath is well-qualified to serve on our Board of Directors due to his extensive public and private company leadership roles and his broad range of skills in corporate finance, business development, corporate strategy, international operations and administration. He has a proven track record of delivering results and driving shareholder value through numerous public and private financings, merger and acquisitions, joint ventures and licensing deals. He has launched many medical device products beginning with a business plan and developed them into worldwide availability for both office based and at-home procedures with corporate staff and facilities located on multiple continents.

David F. Wurtman, M.D., M.B.A. has served as our Chief Medical Officer since February 2019. He also has served as PAVmed’s Executive Vice President, Strategic Projects since such time, and as a consultant to Lucid from August 2018 until the commencement of his employment with PAVmed. He is an entrepreneurial leader focused on making biopharmaceutical assets and technologies more valuable. He has held industry leadership roles for over 20 years, most recently serving from 2013 to August 2018 as President, Chief Executive Officer, and a member of the Board of Directors of Lyric Pharmaceuticals, a clinical-stage pharmaceutical company he co-founded. Under his direction, Lyric advanced an intravenous small molecule drug for the treatment of enteral feeding intolerance in critically ill patients through four clinical studies in three years, including a major North American & European Phase 2 study, results from which have been published in the journal Intensive Care Medicine. He is lead inventor on several patent filings related to clinical pharmacology; two of his applications are now issued. Prior to Lyric, he was Vice President of Medical Affairs & Product Development at Kineta, Inc. and had a successful career as an independent corporate & product development consultant to over twenty biopharmaceutical and platform technology clients including Plexxikon, Theravance, CNS Therapeutics, Adamas, Aerovance, Angiogenix, Urigen, Vaccinex, Invion and Coda Biotherapeutics. He has held senior positions at Protein Design Labs, Eos Biotechnology, Genzyme and S.G. Cowen in corporate and commercial development. He has executed more than 25 licensing and partnering transactions. David received his B.A. from Harvard College, M.D. from Harvard Medical School, and M.B.A. from the MIT Sloan School of Management. He completed a primary care internal medicine residency at Mt. Auburn Hospital, a Harvard teaching hospital, and practiced Primary Care medicine at Harvard Community Health Plan. He has been board-certified in Internal Medicine. He serves on the Board of GlycoMira Therapeutics.

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Randy W. Brown has served as our Chief Operating Officer since June 2019. He also served as an employee of PAVmed since such time, and as a consultant to Lucid from April 2019 until the commencement of his employment with PAVmed. He is a seasoned clinical operations executive with over 25 years of global drug and device development. Mr. Brown has led several clinical development programs in over 30 countries resulting in several approvals. Most recently, from September 2018 to June 2019, he led global clinical operations for Baxter Healthcare, an $11 billion dollar medical device company. From October 2015 to July 2018 he served as the Vice President of Clinical Operations for an enteral feeding intolerance program, at Lyric Pharmaceuticals, a clinical stage pharmaceutical company, in critically ill patients. From 2013 to June 2015 he was the Director of Clinical Program Management at DaVita. Randy has spent several years in leadership roles within clinical operations/program management for organizations such as DaVita, Anaclim/Spherix, and Eli Lilly. He has played key roles in several approvals including Xigris, Lipitor, Viagra, and the first approved biosimilar in the United States (Zarxio). Randy earned his BS and MS from George Washington University.

Shaun M. O’Neil has served as our Chief Commercial Officer since July 2018. He also has served as PAVmed’s Chief Commercial Officer since such time. Mr. O’Neill has a solid track record of sales and marketing leadership, and product and business development expertise in both startup and established companies, including a particularly strong track record in growing sales and increasing market share for innovative medical devices. From 2011 until joining Lucid and PAVmed in July 2018, Mr. O’Neil held various sales and marketing leadership positions with AngioDynamics (Nasdaq: ANGO), a leading provider of innovative medical devices used by interventional radiologists, interventional cardiologists, surgeons, and other physicians for the minimally-invasive diagnosis and treatment of cancer and peripheral vascular disease. Most recently he served as regional sales manager for its peripheral vascular division, where he oversaw multiple territory managers and clinical specialists. He was responsible for multiple product launches and was a perennial recipient of sales and performance awards. Prior to AngioDynamics, he served in various sales, marketing and engineering roles at Aycan Medical Systems, a privately-held medical imaging company.

Sanford Markowitz, M.D. has served as a member of our Board of Directors since our inception, reflecting his role as a co-inventor of the methylated DNA diagnostic assay and of the balloon based esophageal sampling device technology licensed to Lucid. He is an internationally recognized oncologist and cancer geneticist who has been the Ingalls Professor of Cancer Genetics and a Distinguished University Professor at Case Western Reserve University School of Medicine and a medical oncologist at University Hospitals Cleveland Seidman Cancer Center since 1988. Dr. Markowitz is also a scientific founder and board member of Rodeo Therapeutics, whose investors include Eli Lilly, Johnson and Johnson, Abbvie, WuXi, Arch Ventures, and Alexandria, reflecting Dr. Markowitz’s role as a co-inventor of the small molecule 15-PGDH inhibitors licensed to Rodeo. Dr. Markowitz is also an inventor of methylated DNA diagnostic technology for colon cancer detection licensed to Exact Sciences and commercialized by LabCorp as the ColoSure stool DNA test. At Case Western Reserve Dr. Markowitz also serves as head of the Program in GI Cancer Genetics of the Case Comprehensive Cancer Center and as Principal Investigator of the NCI awarded Specialized Program of Research Excellence in Gastrointestinal Cancer (GI SPORE). Dr. Markowitz’s recognitions include being an NCI Outstanding Investigator Awardee, being an alumnus investigator of the Howard Hughes Medical Institute, being a recipient of the Hamdan Award for Medical Research Excellence from the Kingdom of Dubai, and being a recipient of a “Top 10” Award from the Clinical Research Forum. Dr. Markowitz has served on numerous scientific advisory boards that include the Board of Scientific Counselors of the National Cancer Institute, and the external advisory boards of: the National Colon Cancer Research Alliance founded by Ms. Katie Couric, the Dana Farber/Harvard Cancer Center, the Abramson Family Cancer Research Center of the University of Pennsylvania, and the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center. Dr. Markowitz holds over 25 awarded patents and has authored over 200 scientific publications and invited reviews. Dr. Markowitz performed internship and residency training at the University of Chicago and fellowship in medical oncology at the National Cancer Institute. He received his A.B. degree summa cum laude in chemistry and physics from Harvard University, where he was elected to phi beta kappa, and received his M.D. and Ph.D. (in cell biology) from Yale University. We believe Dr. Markowitz is well-qualified to serve on the Board of Directors due to his deep understanding of the EsoGuard technology, his broad experience with scientific laboratory procedures and his distinguished reputation in the molecular diagnostic medical community.

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Aster Angagaw has served as a member of our Board of Directors since January 2020. Ms. Angagaw is recognized for her decades of strong executive leadership in highly reputable service companies. Since May 2019, she has been the President of ServiceMaster Brands. Previously, from 1999 to May 2019, she held executive positions at Sodexo, a global integrated food and facilities management company. She served as chief Executive Officer of the North American Healthcare division, a business with more than 6,000 employees across the U.S. and Canada, and was a member of Sodexo’s Healthcare Global Executive Committee. Prior to this role Ms. Angagaw served as Senior Vice President, Healthcare Global Sales and Business Development where she led the business development and commercial efforts for the Global Healthcare Segment, as well as serve on the Global Sales Council. During her two decades at Sodexo, she delivered a successful record of accomplishment in operations, strategy and business development, organizational transformation and customer retention, holding positions of global head of Sales and Business Development for Sodexo, and group Vice President of Global Transformation. Ms. Angagaw has a B.A. in Organizational Management from Eastern University in Pennsylvania and an M.B.A from Temple University and is a graduate of the Harvard Business School Advanced Management Program. We believe Ms. Angagaw is well-qualified to serve on the Board of Directors due to her executive leadership, her global experience in the healthcare sector, transformational management of larger organizations, and her financial acumen.

James L. Cox, M.D. has served as a member of our Board of Directors since our inception. He also has served as a member of PAVmed’s board of directors since January 2015. Dr. Cox is a cardiac surgeon, scientific investigator and medical device entrepreneur who pioneered the field of surgical intervention for cardiac arrhythmias, including the eponymous Cox-Maze procedure for the treatment of atrial fibrillation. In January 2017, he became the Surgical Director of the Center for Heart Rhythm Disorders at the Bluhm Cardiovascular Institute and the Visiting Professor of Surgery at the Feinberg School of Medicine at Northwestern University. In September 2018, he was appointed as full-time Professor of Surgery at the Feinberg School of Medicine at Northwestern University. From 1983 to 1997, Dr. Cox served as Professor of Surgery and Chief of the Division of Cardiothoracic Surgery at Washington University School of Medicine and Cardiothoracic Surgeon-in-Chief at Barnes Hospital in St. Louis. During this tenure, he became the first Evarts A. Graham Professor of Surgery and Vice-Chair of the Department of Surgery. From 2005 to December 2016, Dr. Cox was the Emeritus Evarts A. Graham Professor of Surgery at Washington University in St. Louis. Dr. Cox was also previously Professor and Chairman of the Department of Thoracic and Cardiovascular Surgery at Georgetown University Medical Center and Associate Professor of Surgery at Duke University Medical Center. Dr. Cox has had a distinguished and highly productive academic career. He has published over 380 peer-reviewed scientific articles and has served on the editorial boards of numerous journals, including Circulation, the Journal of Thoracic and Cardiovascular Surgery, the Annals of Surgery, and the Journal of Electrophysiology. His laboratory has received continuous NIH funding for its research on the surgical treatment of cardiac arrhythmias. Dr. Cox has served in leadership positions at numerous professional organizations. He was the 81st President of the American Association of Thoracic Surgery and a director of the American Board of Thoracic Surgery. He has been invited to lecture and perform surgery as a visiting professor at hundreds of institutions around the world. He has received numerous awards and honors for his clinical and scientific work, most notably as one of 30 “Pioneers in Thoracic and Cardiovascular Surgery” at a ceremony commemorating the 50th anniversary of the specialty. He is the only person to ever receive the Distinguished Scientist Awards from the Heart Rhythm Society, the Society of Thoracic Surgeons, and the American Society for Thoracic Surgery. Dr. Cox holds over 30 issued patents. He has been instrumental in the development of six medical device companies, including Epicor Medical, which was acquired by St. Jude Medical in 2004 for $200 million, and 3F Therapeutics (co-founder and board member), which was acquired in 2006 by ATS Medical for $40 million, ATS Medical (Medical Director), which was acquired by Medtronic in 2010 for $370 million, and Harpoon Medical (board member), which was acquired by Edwards LifeSciences in 2017 for $250 million. Dr. Cox has served on numerous scientific advisory boards, including Medtronic, St. Jude Medical, Atricure, SentreHEART and CorMatrix, and has served on the Board of Directors of 5 different companies. He is also the Founder and Chairman of the Board of Directors of the World Heart Foundation, a not-for-profit organization devoted to improving access to cardiac surgery, which was active in over 75 developing countries around the world from 2000 to 2012. Dr. Cox received his general and cardiothoracic surgical training at Duke University School of Medicine, during which time he spent two years in the U.S. Army Medical Corps. Dr. Cox received his M.D. from the University of Tennessee, where he received the Alpha Omega Alpha Distinguished Graduate Award as the outstanding student in his class. We believe Dr. Cox is well-qualified to serve on the Board of Directors due to his distinguished career as a world-renowned cardiac surgeon and scientific investigator, his recognition as a thought leader and innovator both as a surgeon and medical device entrepreneur, his extensive experience in the medical device industry and his widespread relationships in all segments of the healthcare community.

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Ronald M. Sparks has served as a member of our Board of Directors since January 2020. He also has served as a member of PAVmed’s board of directors since January 2015. Mr. Sparks has more than 42 years of executive experience in the medical device industry and has launched over 50 products across a wide spectrum of specialties, including orthopedics, endoscopy, wound management, cardiology, interventional radiology, diagnostic imaging, ophthalmology and otology. From 2007 to October 2013, he served as a Healthcare Industry Executive at Avista Capital Partners, a private equity firm. Mr. Sparks served as Chairman and Chief Executive Officer of Navilyst Medical Inc., which was formed by Avista Capital to acquire the fluid management and venous access business units of Boston Scientific, from its inception in 2008 until its acquisition in May 2012 by AngioDynamics for $372.0 million. From 2003 to 2007, he served as President, Chief Executive Officer and a director of Accellent, a market-leading provider of outsourced precision manufacturing and engineering services to the medical device industry. Accellent was a portfolio company of DLJ Merchant Banking Partners and was acquired in 2005 by KKR and Bain Capital. During his tenure at Accellent, he was recognized as the Credit Suisse/DLJ Merchant Bank 2005 CEO of The Year. From 1986 to 2003, he served in various leadership roles at Smith & Nephew as a member of the Group Executive Committee, President of the Endoscopy Division, President of the Wound Management Division and Vice President of Finance. Earlier in his career, he served in various finance roles at Richards Medical, Dyonics and Union Carbide Imaging. Mr. Sparks is a fellow of the American Sports Medicine Institute, a Trustee of the Arthroscopy Association of North America Education Foundation and Honorary Lifetime Member of the International Society of Arthroscopy, Knee Surgery and Orthopedic Sports Medicine. He has previously served on numerous boards and industry councils, including AdvaMed, the National Subacute Care Association, the American College of Foot and Ankle Surgeons, the American Council of Orthopedic Surgeons and the Society of Interventional Radiology. Mr. Sparks received his B.S. in Finance and Accounting from the University of Massachusetts and attended the INSEAD Advanced Management Program at the European Institute of Business Administration in Fontainebleau, France. We believe Mr. Sparks is well-qualified to serve on the Board of Directors due to his executive leadership roles at numerous medical device companies, his history of success in launching over 50 new medical device products in 16 years, his extensive experience in acquiring and integrating 14 medical device companies over 15 years, his execution of public financings, and his strong relationships in the medical community and with private equity and investment banking firms active in the medical device space.

Michael J. Glennon has served as a member of our Board of Directors since January 2020. He also has served as PAVmed’s Vice-Chairman since 2014. Mr. Glennon has served as a co-founding Partner of both PHG and PMI since their respective inceptions in 2007 and 2009 and also serves as Chairman and Chief Executive Officer of PMI. Mr. Glennon has served as President, Chief Executive Officer and a director of Saphena Medical since February 2013 and Cruzar Medsystems since July 2013 and as a director of Kaleidoscope Medical since January 2013. Mr. Glennon was the President and Chief Executive Officer of Vortex Medical from its inception in 2008 until its acquisition in October 2012 by AngioDynamics. From 2005 to 2007, Mr. Glennon was Senior Vice President - Sales and Marketing for Accellent Inc., a market-leading provider of outsourced precision manufacturing and engineering services to the medical device industry. Accellent was a portfolio company of DLJ Merchant Banking Partners and was acquired in 2005 by KKR and Bain Capital. From 2004 to 2005, Mr. Glennon was a Cardiac Rhythm Management District Manager at Medtronic. From 1996 to 2004, Mr. Glennon was a Sales Manager at Guidant including seven years at Guidant Cardiac Surgery (now, Maquet Cardiovascular). He was instrumental in the launch and rapid growth of VasoView, the first endoscopic vessel harvesting technology, which became the standard of care in coronary bypass surgery. From 1993 to 1995, Mr. Glennon worked for Origin Medsystems which was acquired by Eli Lilly and subsequently spun out as part of Guidant. Previously, Mr. Glennon was with Stryker Endoscopy and Storz Instrument Company. Mr. Glennon received his B.S. in Business Administration from the University of New Hampshire. The Company believes Mr. Glennon is well-qualified to serve on the Board due to his significant experience in the marketing and sale of a broad range of medical devices, his expertise in the development and manufacturing of medical devices, his experience launching, building and running successful medical device companies, and his extensive relationships in the medical device industry and the broader medical community.

Medical Advisory Board

We maintain a medical advisory board comprised of Amitabh Chak, M.D., and Joseph Willis, M.D., two of the physician inventors of the EsoGuard and EsoCheck technology (the other physician inventor, Dr. Markowitz, is a member of our Board of Directors as described above). Drs. Chak and Willis are renowned individuals with extensive expertise in clinical medicine and the medical device, molecular diagnostic, and medical laboratory industries. We have entered into consulting agreements with each them in order to support our development and commercialization of the technology, as more fully described in “Certain Transactions.”

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Amitabh Chak, M.D. is a consultant to us and a co-inventor of the EsoGuard technology that has been licensed to us by CWRU. Dr. Chak is a board-certified gastroenterologist with interests in endoscopic ultrasound and esophageal diseases, specifically Barrett’s esophagus and esophageal cancer. Dr. Chak began an academic medical practice at University Hospitals Cleveland Medical Center in 1991 and has been a Professor of Medicine and Oncology at CWRU since 2006. Dr. Chak currently leads an NIH-funded Barrett’s Esophagus Translational Network (BETRNet) that investigates the translational application of genetics to gastrointestinal practice. Dr. Chak is also an active therapeutic endoscopist, serving as a director of the Michael V. Sivak, Jr. Advanced Endoscopy Fellowship, and he also heads the Center for Advanced Technology and Innovation at the University Hospitals Cleveland Medical Center. Dr. Chak received an Endoscopic Mentoring Award from the American Society of Gastrointestinal Endoscopy (“AGSE”) and was a Councilor on the ASGE Governing Board from 2011-2014. Dr. Chak received his B.S. and M.S. in Molecular Biophysics & Biochemistry from Yale University. Dr. Chak received his M.D. from the Columbia University College of Physicians & Surgeons and completed a physician scientist track residency fellowship in Internal Medicine and Gastroenterology at Columbia Presbyterian Medical Center.

Joseph Willis, M.D. is a consultant to us and a co-inventor of the EsoGuard technology that has been licensed to us by CWRU. Dr Willis is a board-certified pathologist with specialty expertise in gastrointestinal pathology. Dr. Willis is currently the Vice Chair for Clinical Affairs and a Professor of Pathology at CWRU and University Hospitals Cleveland Medical Center. As an expert in the pathology and molecular biology of gastrointestinal cancer, Dr. Willis has been integral to the development of a large NIH-funded translational research program in gastrointestinal oncology at CWRU and University Hospitals Cleveland Medical Center/NIH-funded Barrett’s Esophagus Translational Network (BETRNet) that investigates the translational application of genetics to gastrointestinal practice at CWRU and University Hospitals Cleveland Medical Center. Dr. Willis’ research focuses on the identification of diverse molecular pathways in gastrointestinal cancer and of the applicability of these findings to directly improve patient care. Dr. Willis recently initiated studies which define the presence of a unique subset of colon cancers in African Americans linked to poor outcomes. Dr. Willis, working with Dr. Chak and Dr. Markowitz, identified methylation markers present in pre-cancerous lesions of the esophagus and developed the concept that these markers would be ideal as screening biomarkers. During his career Dr Willis has been at the forefront of a number of pivotal discoveries in gastrointestinal oncology and has participated in over 130 peer-reviewed publications.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Conflicts of Interest

Certain of our officers have fiduciary obligations to other companies and organizations engaged in medical device business activities, namely PAVmed, Saphena Medical, Kaleidoscope Medical, Cruzar Medsystems and CWRU. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our business. Furthermore, PAVmed, our majority shareholder, operates in the medical device industry. As a result, PAVmed may produce devices that compete directly or indirectly with our products.

Our certificate of incorporation provides that:

●	we renounce any interest or expectancy in, or being offered an opportunity to participate in, any business opportunities, that are presented to our officers, directors, employees or stockholders, or affiliates thereof, who are also officers, directors, employees or stockholders of PAVmed or affiliates thereof (each of whom is referred to herein as “PAVmed Party”) and in which a PAVmed Party may have an interest or expectancy (each of which opportunities is referred to herein as “PAVmed Opportunity”), except as may be prescribed by any written agreement between us and PAVmed approved by our Board of Directors; and

●	no PAVmed Party will be liable to our company or our stockholders for monetary damages for breach of any fiduciary duty by reason of a PAVmed Party pursuing or acquiring any PAVmed Opportunity.

Pursuant to the management services agreement, no PAVmed Party will pursue any opportunity related to commercializing the EsoGuard diagnostic test and the EsoCheck cell collection device, or developing and commercializing other products that use or enhance the same underlying technology.

As a result of the foregoing, a potential business opportunity may be presented by certain members of our management team to another entity prior to its presentation to us and we may not be afforded the opportunity to engage in such a transaction. In addition, if any PAVmed Party becomes aware of a potential business opportunity that is a PAVmed Opportunity (other than those specified in the management services agreement), including any such opportunity relating to any other diagnostic test or medical device, he or she will be entitled to present those opportunities to another PAVmed Party prior to presenting them to us. Accordingly, any conflicts of interest among us and our officers, directors, stockholders or their affiliates, including PAVmed and certain of our officers and directors, relating to business opportunities may not be resolved in our favor, and in cases where the business opportunity is a PAVmed Opportunity and it is presented to another PAVmed Party, we have waived our right to monetary damages in the event of any such conflict.

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Director Independence

Currently, each of Drs. Cox and Markowitz, Messrs. Glennon and Sparks and Ms. Angagaw would be considered an “independent director” under Nasdaq’s listing standards, which is defined generally as a person other than an officer or employee of the company or its subsidiaries, who does not have a relationship, which, in the opinion of our Board of Directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors together constitute a majority of our full Board of Directors. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our amended and restated by-laws and corporate governance guidelines will provide our Board of Directors with flexibility to combine or separate the positions of chairperson of the Board of Directors and Chief Executive Officer.

Our Board of Directors will be divided into three classes, Class A, Class B, and Class C with only one class of directors being elected in each year and each class serving a three-year term. Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the Board of Directors when compared to a corporation with an unclassified board. The term of office for the first class of directors, consisting of Mr. McGrath, will expire at our first annual meeting of stockholders. The term of office of the second class of directors, consisting of Dr. Cox and Messrs. Glennon and Sparks, will expire at the second annual meeting. The term of office of the third class of directors, consisting of Drs. Aklog and Markowitz and Ms. Angagaw, will expire at the third annual meeting.

Although management is responsible for the day to day management of the risks we face, our Board of Directors and its committees will take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The Board of Directors will regularly review information regarding our operational, financial, legal and strategic risks. Specifically, senior management will attend periodic meetings of the Board of Directors, provides presentations on operations including significant risks, and will be available to address any questions or concerns raised by our Board of Directors.

In addition, we expect that committees will assist the Board of Directors in fulfilling its oversight responsibilities regarding risk. The audit committee will coordinate the Board of Directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the audit committee on these areas. The compensation committee will assist the Board of Directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs. When any of the committees receives a report related to material risk oversight, the chairperson of the relevant committee will report on the discussion to the full Board of Directors.

While we have decided not to seek an exemption as a “controlled company” from the corporate governance rules of Nasdaq, and therefore will be bound by the same corporate governance principles as other public companies, our decision not to rely on the “controlled company” exemption could change. Although we do not anticipate changing our decision, for so long as a majority of our outstanding common stock is held by PAVmed (or by any other stockholder or group of stockholders), we could choose to rely on this exemption in the future to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require us to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors. Any decision to rely on the “controlled company” exemption will be disclosed in our annual proxy statement.

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Audit Committee

Effective as of the date of this prospectus, we will establish an audit committee of the Board of Directors, which will consist of Messrs. Sparks and Glennon and Ms. Angagaw, each of whom is an independent director under Nasdaq’s listing standards applicable to members of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the Board of Directors whether the audited financial statements should be included in our Form 10-K;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies.

Audit Committee Financial Expert

The Board of Directors has determined that each of Messrs. Sparks and Glennon and Ms. Angagaw qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC. In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Each of Messrs. Sparks and Glennon and Ms. Angagaw also qualifies as financially sophisticated under the NYSE American listing standards.

Nominating Committee

Effective as of the date of this prospectus, we will establish a nominating committee of the Board of Directors, which will consist of Drs. Cox and Markowitz and Mr. Glennon, each of whom is an independent director under Nasdaq’s listing standards applicable to members of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our Board of Directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●	should possess the requisite intelligence, education and experience to make a significant contribution to the Board of Directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

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The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the Board of Directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

Effective as of the date of this prospectus, we will establish a compensation committee of the Board of Directors, which will consist of Dr. Cox, Mr. Sparks and Ms. Angagaw, each of whom is an independent director under Nasdaq’s listing standards applicable to members of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

●	reviewing and approving the compensation of all of our other executive officers;

●	reviewing our executive compensation policies and plans;

●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors

Code of Ethics

Effective as of the date of this prospectus, we will adopt a code of ethics that applies to all of our respective executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Limitation of Directors Liability and Indemnification

The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by Delaware law.

We propose to purchase director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our amended and restated certificate of incorporation and by-laws also will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated by-laws will further provide that we will indemnify any other person whom we have the power to indemnify under Delaware law. In addition, we intend to enter into customary indemnification agreements with each of our officers and directors.

There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceedings that may result in a claim for such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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Director Compensation

To date, none of our non-employee directors have been paid any amount as compensation for serving on our Board of Directors. However, Dr. Markowitz receives compensation from us for advisory services provided by him under a consulting agreement, as more fully described in “Certain Transactions.”

Commencing upon the closing of this offering, each of our non-employee directors will receive an annual retainer fee of $40,000 and an additional annual fee for service on committees of the Board of Directors, as listed below. We also will reimburse directors for out-of-pockets costs incurred to attend meetings of the Board of Directors and its committees.

	Chair	Member
Audit Committee	$20,000	$10,000
Compensation Committee	$15,000	$7,500
Nominating Committee	$10,000	$5,000

Upon the closing of this offering, we will grant each of our non-employee directors stock options to purchase of 150,000 shares of our common stock, at the exercise price equal to the public offering price of the shares sold in this offering. These stock options will be issued under the Plan, will have a term of 10 years and will vest in 12 quarterly installments.

The following table sets forth compensation earned during the year ended December 31, 2019 by each director who is not a named executive officer and who served during the year ended December 31, 2019.

Name	Option Awards		All Other Compensation		Total
Sanford Markowitz, M.D.	$13,214	(1)	$47,496	(2)	$60,711

(1)	Consists of a grant outside the Plan to Dr. Markowitz of stock options to purchase 100,000 shares of common stock at an exercise price of $0.50 per share. The amounts reported under “Option Awards” is the estimated grant date fair value of stock options granted during the respective year, with such amount as determined under the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, with respect to accounting for stock-based compensation expense. Such estimated fair value amounts do not necessarily correspond to the potential actual value realized of such stock options. The assumptions made in computing the estimated fair value of such stock options are discussed in Note 2, “Summary of Significant Accounting Policies – Stock Based Compensation,” and Note 10, “Stock Based Compensation,” in our financial statements included in this prospectus.

(2)	Represents fees paid to Dr. Markowitz for advisory services under a consulting agreement with us.

The following table presents information as of December 31, 2019 regarding the outstanding stock options held by each director who is not a named executive officer and who served during the year ended December 31, 2019.

Name	Number of Securities Underlying Stock Options - Exercisable	Number of Securities Underlying Stock Options – Unexercisable	Stock Option Exercise Price	Stock Option Expiration Date
Sanford Markowitz, M.D.	58,333	41,667	$0.50	5/12/2029

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EXECUTIVE COMPENSATION

Summary Compensation Table

Our named executive officer for the fiscal year ended December 31, 2019 were Dr. Aklog, our Chairman and Chief Executive Officer, and Dr. Wurtman, our Chief Medical Officer. The following table sets forth information regarding compensation awarded to, earned by or paid to our named executive officers by us during the fiscal year ended December 31, 2019.

Name	Option Awards		All Other Compensation		Total
Lishan Aklog, M.D.
Chairman and Chief Executive Officer	—		—		—

David F. Wurtman, M.D.
Chief Medical Officer	$149,000	(1)	$49,720	(2)	$198,720

(1)	Consists of (i) grants to Dr. Wurtman of stock options to purchase 300,000 shares and 200,000 shares of common stock, each at an exercise price of $1.00 per share, and (ii) a grant to Mr. Brown of stock options to purchase 100,000 shares of common stock, at an exercise price of $1.00 per share. The amounts reported under “Option Awards” is the estimated grant date fair value of stock options granted during the respective year, with such amount as determined under the provisions of Financial Accounting Standards Board Accounting Standard Codification Topic 718, with respect to accounting for stock-based compensation expense. Such estimated fair value amounts do not necessarily correspond to the potential actual value realized of such stock options. The assumptions made in computing the estimated fair value of such stock options are discussed in Note 2, “Summary of Significant Accounting Policies – Stock Based Compensation,” and Note 10, “Stock Based Compensation,” in our financial statements included in this prospectus.

(2)	Represents fees paid to each of Dr. Wurtman, prior to his employment, for advisory services under a consulting agreement with us.

Dr. Aklog serves as an executive officer of PAVmed, our majority stockholder and a public company that files reports with the Securities and Exchange Commission, as well as our Chairman and Chief Executive Officer. His compensation to date has been paid by PAVmed. He devoted an unspecified portion of his business time to our operations during the fiscal year ended December 31, 2019. See PAVmed’s proxy statement for its 2019 annual stockholders meeting for a description of the compensation paid to Dr. Aklog by PAVmed.

In February 2019, PAVmed hired David F. Wurtman, M.D. as an at-will employee to serve as Executive Vice President of Strategic Projects for PAVmed and Chief Medical Officer for Lucid. Dr. Wurtman devoted substantially all of his business time to our operations during the fiscal year ended December 31, 2019. All of his cash compensation as an employee to date has been paid by PAVmed. In connection with his employment by PAVmed, we granted to Dr. Wurtman options to purchase 300,000 shares of our common stock, at an exercise price of $1.00 per share. In addition, Dr. Wurtman received a separate grant of stock options to purchase 200,000 shares of our common stock, at an exercise price of $1.00 per share, upon achievement of certain product development objectives established by our Board of Directors. These stock options were granted under the Plan, have a term of 10 years and vest in 12 equal quarterly installments. In connection with the grants to Dr. Wurtman, the Board of Directors waived the yearly award limit under the Plan. Prior to becoming an executive officer of ours, Dr. Wurtman was party to a consulting agreement with us, which provided for him to act as a medical expert for us. Pursuant to the consulting agreement, for the period from August 1 until December 31, 2018, Dr. Wurtman was paid $80,749 in consulting fees. For the period from January 1, 2019 until his employment by PAVmed on February 18, 2019, Dr. Wurtman was paid $49,720 in consulting fees by us.

PAVmed’s compensation committee reviews the compensation it pays to Dr. Aklog on an annual basis, as well as the compensation it pays to our other executive officers, including Dr. Wurtman, who is an employee, but not an executive officer, of PAVmed. We do not influence in any way PAVmed’s review of the compensation it pays to its executive officers and other employees. An unspecified portion of the amount that we pay to PAVmed under the management services agreement reflects our share of the compensation and benefits paid by PAVmed to the executive officers and employees it makes available to us. See “Certain Transactions.”

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Upon the closing of the offering, we will become directly responsible for the compensation of our executive officers, including Dr. Wurtman. At such time, we also plan to directly hire Dr. Aklog as an at-will employee with an annual base salary of $225,000. He will be eligible to earn annual performance bonuses up to 50% of his base salary upon meeting certain objectives as determined by the Board of Directors.

At the closing of this offering, we plan to grant stock options to purchase 350,000 shares to Dr. Aklog, with an exercise price equal to the public offering price in this offering. In addition, we may from time to time grant bonuses or other equity or cash incentive compensation to Drs. Aklog and Wurtman and our other executive officers.

We have decided not to seek an exemption as a “controlled company” from the corporate governance rules of Nasdaq, and accordingly any compensation of our executive officers paid by us will be determined by a compensation committee comprised solely of independent directors. However, for so long as a majority of our outstanding common stock is held by PAVmed (or by any other stockholder or group of stockholders), our decision not to rely on the “controlled company” exemption could change, in which case the compensation of our executive officers might not be subject to approval by our independent directors. We did not retain a compensation consultant in connection with the compensation of our named executive officers for the fiscal year ended December 31, 2018.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning unexercised stock options, stock that has not vested and other equity incentive plan awards for each of our named executive officers as of December 31, 2019.

Name	Number of Securities Underlying Stock Options - Exercisable		Number of Securities Underlying Stock Options – Unexercisable	Stock Option Exercise Price	Stock Option Expiration Date
Lishan Aklog, M.D.	—		—	—	—
David F. Wurtman, M.D.	233,333	(1)	66,667	$1.00	2/17/2029
	33,333	(1)	166,667	$1.00	8/18/2029

(1)	The stock options were issued under the Plan, have a term of 10 years and vest in 12 quarterly installments. The stock options will accelerate, and become immediately exercisable in full, upon a change of control.

2018 Long-Term Incentive Equity Plan

Our Board of Directors and stockholders adopted our 2018 Long-Term Incentive Equity Plan on May 12, 2018 and subsequently amended it on September 6, 2019. In this prospectus, we refer to this plan, as amended, as the “Plan.” The Plan is designed to enable us to offer our employees, officers, directors and consultants whose past, present and/or potential contributions to us or our subsidiaries have been, are or will be important to our success, an opportunity to acquire a proprietary interest in us. The various types of incentive awards that may be provided under the Plan are intended to enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Plan reserves 4,000,000 shares of common stock for issuance in accordance with the Plan’s terms.

As of the date of this prospectus, stock options to purchase an aggregate of 695,000 shares of common stock have been granted under the Plan to employees and consultants of PAVmed and us who provide services to us.

We intend to approve, effective at the closing of the offering, grants under the Plan of stock options to purchase an aggregate of 2,250,000 shares of our common stock to members of our Board of Directors, our executive officers and certain employees of PAVmed that are performing duties on our behalf under the management services agreement between us and PAVmed. Included in this amount are: (i) a grant to each of our non-employee directors of stock options to purchase 150,000 shares of our common stock (an aggregate of 750,000 shares), (ii) a grant to each of Lishan Aklog, M.D. and Dennis M. McGrath of stock options to purchase 350,000 shares of our common stock (an aggregate of 700,000 shares), and (iii) grants to eight employees of PAVmed working on our behalf under the management services agreement of stock options to purchase an aggregate of 800,000 shares of our common stock. All such stock options will have an exercise price equal to the public offering price in this offering, a term of 10 years and will vest in 12 quarterly installments.

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Administration

The Plan is administered by the Board of Directors or by a committee of the Board of Directors. In this summary, references to the “committee” are to the committee administering the plan or, if no such committee is designated, the Board of Directors. Upon consummation of this offering, the Plan will be administered by the compensation committee of our Board of Directors. Subject to the provisions of the Plan, the committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, exercise prices, any restrictions or limitations on the awards, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Stock Subject to the Stock Plan

Shares of stock subject to awards that are forfeited or terminated will be available for future award grants under the Plan. Shares of common stock that are surrendered by a holder or withheld by the Company as full or partial payment in connection with any award under the Plan, as well as any shares of common stock surrendered by a holder or withheld by us to satisfy the tax withholding obligations related to any award under the Plan, shall not be available for subsequent awards under the Plan.

Under the Plan, on a change in the number of shares of common stock as a result of a dividend on shares of common stock payable in shares of common stock, common stock forward split or reverse split or other extraordinary or unusual event that results in a change in the shares of common stock as a whole, the committee will determine whether such change equitably requires an adjustment in the terms of any outstanding award under the Plan or in the aggregate number of shares reserved for issuance under the Plan.

Eligibility

Awards may be granted under the Plan to employees, officers, directors and consultants who are deemed to have rendered, or to be able to render, significant services to us or our subsidiaries and who are deemed to have contributed, or to have the potential to contribute, to our success.

Types of Awards

Options. The Plan provides both for “incentive” stock options as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or the “Code,” and for options not qualifying as incentive options, both of which may be granted with any other stock based award under the Plan.

An incentive stock option may only be granted within a ten-year period commencing on May 12, 2018 and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive stock option granted to a person who, at the time of the grant, owns common stock possessing more than 10% of the total combined voting power of all classes of our stock. The aggregate fair market value of all shares of common stock with respect to which incentive stock options are exercisable by a participant for the first time during any calendar year, measured at the date of the grant, may not exceed $100,000.

The committee determines the exercise price per share of common stock purchasable under an incentive or non-qualified stock option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of a share of common stock. However, the exercise price of an incentive stock option granted to a person possessing more than 10% of the total combined voting power of all classes of stock may not be less than 110% of the fair market value on the date of grant.

Subject to any applicable limitations or conditions in a particular case, stock options may be exercised, in whole or in part, at any time during the term of the stock option by giving written notice of exercise to us specifying the number of shares of common stock to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in our securities or in combination of the two. The committee also may permit a holder to elect to pay the exercise price by irrevocably authorizing a third party to sell a the shares acquired upon exercise of the option and remit to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. The committee also may permit a holder to pay the exercise price pursuant to net exercise procedures.

Generally, stock options granted under the Plan may not be transferred other than by will or by the laws of descent and distribution and all stock options are exercisable, during the holder’s lifetime, only by the holder or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative. However, a holder, with the approval of the Board of Directors, may transfer a non-qualified stock option by gift or domestic relations order to a family member of the holder, or to an entity in which more than 50% of the voting interests are owned by family members of the holder or the holder.

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Generally, if the holder is an employee, no stock options granted under the Plan may be exercised by the holder unless he or she is employed by us or a subsidiary of ours at the time of the exercise and has been so employed continuously from the time the stock options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested stock options for a period of 12 months, or such other greater or lesser period as the Board of Directors may determine from the date of termination, or until the expiration of the stated term of the stock option, whichever period is shorter. Similarly, should a holder die while employed by us or a subsidiary of ours, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested stock options for a period of 12 months, or such other greater or lesser period as the Board of Directors may determine, from the date of his or her death, or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may exercise his or her vested stock options for a period of 12 months, or such other greater or lesser period as the Board of Directors may determine, from the date of termination, or until the expiration of the stated term of the stock option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the stock option will automatically terminate, except that if the holder’s employment is terminated without cause, then the portion of any stock option that is vested on the date of termination may be exercised for the lesser of three months, or such other greater or lesser period as the Board of Directors may determine, from the date of termination, or until the expiration of the stated term of the stock option, whichever period is shorter.

Stock Appreciation Rights. Subject to the terms and conditions of the Plan, the committee may grant stock appreciation rights in tandem with an option or alone and unrelated to an option. Stock appreciation rights may be granted to participants who have been, or are being, granted stock options under the Plan as a means of allowing the participants to exercise their stock options without the need to pay the exercise price in cash. In conjunction with non-qualified stock options, stock appreciation rights may be granted either at or after the time of the grant of the non-qualified stock options. In conjunction with incentive stock options, stock appreciation rights may be granted only at the time of the grant of the incentive stock options. A stock appreciation right entitles the holder to receive a number of shares of common stock having a fair market value (on the date of exercise) equal to the excess fair market value of one share of common stock (on the date of exercise), over the exercise price of the related stock option, if granted in tandem with an option, or over the fair market value of the common stock on the date of grant, if granted alone, multiplied by the number of shares subject to the stock appreciation right. The granting of a stock appreciation right in tandem with an option will not affect the number of shares of common stock available for awards under the Plan. The number of shares available for awards under the Plan will, however, be reduced by the number of shares of common stock acquirable upon exercise of the option to which the stock appreciation right relates.

Restricted Stock. Under the Plan, shares of restricted stock may be awarded either alone or in addition to other awards granted under the Plan. The Board of Directors determines the persons to whom grants of restricted stock are made, the number of shares to be awarded, the price if any to be paid for the restricted stock by the person receiving the stock from us, the time or times within which awards of restricted stock may be subject to forfeiture, which we refer to as the “restriction period,” the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted stock awards.

The holder will not be entitled to delivery of the restricted stock until the restriction period has expired and all vesting requirements with respect to the restricted stock have been fulfilled. We will retain custody of all distributions made or declared with respect to the restricted stock during the restriction period and until the restricted stock has become vested. A breach of any restriction regarding the restricted stock will cause a forfeiture of the restricted stock and any retained distributions. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a stockholder, including the right to the right to vote the shares.

Other Stock-Based Awards. Under the Plan, other stock-based awards may be granted, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of common stock, as deemed consistent with the purposes of the Plan. These other stock-based awards may be in the form of purchase rights, shares of common stock awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into shares of common stock and awards valued by reference to the value of securities of, or the performance of, one of our subsidiaries. These other stock-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other stock-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the Plan.

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Accelerated Vesting and Exercisability. The committee may, upon a change of control, (i) accelerate the vesting of any and all stock options and other awards granted and outstanding under the Plan, (ii) require a holder of any award granted under the Plan to relinquish such award to us upon the tender by us to the holder of cash in an amount equal to the repurchase value of such award, (iii) cancel any option in exchange for a substitute option in a manner consistent with Treasury Regulations, or (iv) cancel any restricted stock in exchange for restricted stock of any successor corporation.

A “change of control” means (a) a transaction or series of related transactions in which a person or entity, or a group of related persons or entities, acquires shares representing more than fifty percent (50%) of our outstanding voting power, (b) a merger or consolidation in which we are a constituent party or a subsidiary of ours is a constituent party and we issue shares of our common stock, except any such merger or consolidation involving us or a subsidiary of ours in which the shares of common stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation or the parent corporation of such surviving or resulting corporation, or (c) the disposition, in a single transaction or series of related transactions, by us or any of our subsidiaries of all or substantially all the assets of us and our subsidiaries taken as a whole, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly-owned subsidiary.

Notwithstanding any provisions of the Plan or any award granted thereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the Plan or an award granted thereunder to fail to comply with Section 409A of the Code.

Award Limitation

No participant may be granted awards for more than 10% of the aggregate number of shares issued and issuable under the Plan (i.e., as of the date hereof, 400,000 shares) in any calendar year.

Other Limitations

The Board of Directors may not modify or amend any outstanding option or stock appreciation right to reduce the exercise price of such option or stock appreciation right, as applicable, below the exercise price as of the date of grant of such option or stock appreciation right. In addition, no option or stock appreciation right may be granted in exchange for, or in connection with, the cancellation or surrender of an option or stock appreciation right or other award having a higher exercise price.

Term and Amendments

Unless terminated by the Board of Directors, the Plan shall continue to remain effective until no further awards may be granted and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive stock options may be made only until ten years from the initial effective date of the plan. The Board of Directors may at any time, and from time to time, amend the plan or any award agreement, but no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent.

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PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our shares of common stock as of the date of this prospectus by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

●	each of our executive officers and directors; and

●	all of our officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the shares. Beneficial ownership in the table below also assumes completion of the spin-off. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our common stock shown as beneficially owned, subject to applicable community property laws.

In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of the date of this prospectus are counted as outstanding, although such shares are not counted as outstanding for computing the percentage ownership of any other person. The percentage of shares beneficially owned before the offering is computed on the basis of 10,000,000 shares of our common stock outstanding immediately prior to the date of this prospectus, assuming the completion of the Private Placement. The amount and percentage of shares beneficially owned after the offering further assumes (i) the underwriters do not exercise the option to purchase additional shares to cover over-allotments, (ii) PAVmed completes the spin-off, (iii) we issue the $5.1 million Convertible Note to PAVmed, and (iv) we grant stock options to purchase an aggregate of 2,250,000 shares to our non-employee directors, executive officers and employees.

	Prior to Offering		After Offering
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Shares of Common Stock
Directors and Officers:
Lishan Aklog, M.D.(2)(3)	0	0%	67,985	[●]	%
Dennis M. McGrath(3)(4)	0	0%	6,972	[●]	%
David F. Wurtman, M.D.(5)	266,667	2.2%	266,667	[●]	%
Randy Brown(6)(7)	25,000	*	25,000	[●]	%
Shaun M. O’Neill(7)	0	0%	0	[●]	%
Aster Angagaw(7)	0	0%	0	[●]	%
Sanford Markowitz, M.D.(7)(8)	348,012	2.9%	348,012	[●]	%
James L. Cox, M.D.(7)	0	0%	0	[●]	%
Ronald M. Sparks(7)	0	0%	0	[●]	%
Michael J. Glennon(7)	0	0%	0	[●]	%
All directors and executive officers as a group (9 individuals)	639,679	5.2%	714,603	[●]	%
5% Holders:
PAVmed Inc.(9)	8,187,499	68.2%	10,207,499	[●]	%
Case Western Reserve University	943,464	7.9%	943,464	[●]	%

*	Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is One Grand Central Place, Suite 4600, New York, NY 10165. Includes persons known to us to be beneficial owners of 5% of more of our common stock upon completion of the spin-off, based solely on schedules and reports filed with the SEC with respect to such persons’ beneficial ownership of PAVmed common stock.

(2)	Dr. Aklog’s beneficial ownership after the offering includes shares to be distributed to him directly and to Pavilion Venture Partners LLC, or “Pavilion,” in the spin-off. Dr. Aklog is a member and the sole manager of Pavilion. Accordingly, he is deemed to have voting and dispositive power over the shares held by Pavilion. Dr. Aklog disclaims beneficial ownership of shares held by Pavilion, except to the extent of his proportionate pecuniary interest therein.

(3)	The beneficial ownership after the offering of each of Dr. Aklog and Mr. McGrath excludes 350,000 shares subject to stock options to be granted at the closing of the offering that will not become exercisable within 60 days.

(4)	Mr. McGrath’s beneficial ownership after the offering includes shares to be distributed to him in the spin-off.

(5)	Dr. Wurtman’s beneficial ownership before and after the offering includes 266,667 shares subject to stock options that are currently exercisable, or will become exercisable within 60 days, and excludes 233,333 shares subject to stock options that will not become exercisable within 60 days.

(6)	Mr. Brown’s beneficial ownership before and after the offering includes 25,000 shares subject to stock options that are currently exercisable, or will become exercisable within 60 days, and excludes 75,000 shares subject to stock options that will not become exercisable within 60 days.

(7)	The beneficial ownership after the offering of each of Messrs. Brown, O’Neill, Sparks and Glennon, Drs. Markowitz and Cox and Ms. Angagaw excludes 150,000 shares subject to stock options to be granted at the closing of the offering that will not become exercisable within 60 days.

(8)	Dr. Markowitz’s beneficial ownership before and after the offering includes 289,679 shares and 58,333 shares subject to stock options that are currently exercisable, or will become exercisable within 60 days, and excludes 41,667 shares subject to stock options that will not become exercisable within 60 days.

(9)

The beneficial ownership after the offering of PAVmed includes approximately 2,550,000 shares issuable upon conversion of the Convertible Note. Dr. Aklog is Chairman and Chief Executive Officer of PAVmed. The beneficial ownership of Dr. Aklog excludes the shares of our common stock beneficially owned by PAVmed.

PAVmed has granted a lien on all its assets, including the shares of our common stock held by it, to secure the repayment of certain senior secured promissory notes issued by PAVmed, pursuant to an amended and restated security and pledge agreement between PAVmed, us and the holders of the promissory notes. We also have guaranteed and granted a lien on all our assets to secure, PAVmed’s obligations under the promissory notes. The promissory notes consist of a senior secured convertible promissory note with an initial principal amount of $7.75 million issued by PAVmed on December 27, 2018 (and an outstanding balance of approximately $4.4 million as of September 30, 2019); and four senior secured convertible promissory notes with an aggregate initial principal amount of $14.0 million issued by PAVmed on November 4, 2019. In the event PAVmed is unable to satisfy its obligations under the promissory notes, and the holders of the promissory notes foreclose on the lien granted by PAVmed, it could result in a change in control of our company.

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CERTAIN TRANSACTIONS

Related Party Transactions

Other than compensation arrangements for our directors and named executive officers described elsewhere in this prospectus, we describe below the transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

●	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of our total assets at year end for the last two completed fiscal years; and

●	any of our directors, executive officers, or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Formation and License Agreement

In May 2018, in connection with our organization, we sold (i) 8,187,499 shares of common stock to PAVmed, which is currently our majority stockholder, (ii) 943,464 shares to CWRU, which currently owns greater than 5% of our outstanding common stock, and (iii) 289,679 shares to each of the three individual physician inventors of the EsoGuard technology, Sanford Markowitz, M.D., a member of our Board of Directors, Amitabh Chak, M.D., a consultant of ours, and Joseph Willis, M.D., a consultant of ours. All the shares were sold at a purchase price of $0.001 per share.

Upon our formation, we entered into the License Agreement with CWRU. Under the terms of the License Agreement, we acquired an exclusive worldwide right to use the intellectual property rights to the EsoGuard technology for the detection of changes in the esophagus. As compensation for the license, CWRU received equity in us as described elsewhere in this prospectus. In addition, CWRU is entitled to receive royalties based on net sales by us of products utilizing the EsoGuard technology, as well as a specified portion of any other non-royalty proceeds received by us pursuant to a sublicense of the EsoGuard technology (less any amounts distributed to CWRU as a stockholder of ours during the applicable calendar year). We also will be required to pay CWRU a minimum yearly royalty commencing the year after the first commercial sale of a product utilizing the EsoGuard technology, with the minimum amount rising based on prior years’ net sales of the product.

The License Agreement is subject to certain regulatory and commercialization milestones, with a payment due from us to CWRU upon the achievement of certain of the milestones. The as-yet unachieved milestones that trigger such payments include the first commercial sale of product using the licensed technology and the submission of a pre-market approval application to the FDA for a product using the licensed technology.

Under the License Agreement, we are responsible for the costs of CWRU in preparing, filing and prosecuting any patents related to the EsoGuard technology (subject to a provision for cost sharing in the event CWRU grants other non-overlapping licenses to the technology), and agreed to reimburse CWRU for approximately $272,553 of such costs incurred by it prior to the date of the License Agreement. Of such amount, $50,000 was paid at signing of the License Agreement, $50,000 is payable upon completion of a bona fide financing with a third party for net proceeds of at least $500,000, and the balance is payable in quarterly installments of $50,000 thereafter. PAVmed provided us with the initial $50,000 to reimburse CWRU (which amount is included in the $5.1 million owed to PAVmed that will be satisfied through the issuance of the Convertible Note to PAVmed).

As of the date of this prospectus, we have paid or accrued an aggregate of $521,028 to CWRU pursuant to the License Agreement, consisting of $446,028 in reimbursable costs and $75,000 in milestone payments.

In connection with the License Agreement:

●	We entered into a stockholder agreement with PAVmed, CWRU and the physician inventors. The stockholders agreement includes transfer restrictions, rights of co-sale, drag-along rights, voting provisions and other rights and obligations of the stockholders with respect to their shares of our common stock. The stockholder agreement will terminate upon consummation of this offering.

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●	We entered into a management services agreement with PAVmed. Under the agreement, PAVmed provides certain management services to us for which we pay a monthly fee. The fee was $20,000 per month from May 15, 2018 to February 15, 2019, increased to $60,000 per month upon effective February 16, 2019 through June 4, 2019 and increased to $90,000 on June 5, 2019. We also reimburse PAVmed for all reasonable out-of-pocket expenses incurred by it in connection with the performance of the management services, including a portion of its shared administrative, facility cost, insurances and other corporate overhead incurred by PAVmed on our behalf. The management services include management and oversight of our activities relating to: research and development for our EsoGuard/EsoCheck product; regulatory matters concerning our EsoGuard/EsoCheck product; manufacturing, marketing and commercialization of our EsoGuard/EsoCheck product; financial and accounting matters; and legal matters. As of the date of this prospectus, we have accrued an aggregate of approximately $5.1 million to PAVmed pursuant to this agreement. The amount that we pay to PAVmed under the management services agreement also reflects an unspecified portion of the compensation to the executive officers and employees it makes available to us. Upon the closing of this offering, Dr. Wurtman, our Chief Medical Officer, and Mr. Brown, our Chief Operating Officer, will become direct employees of ours, and a portion of the compensation of our other executive officers will be paid directly by us. As a result, the management services agreement will be amended to reduce the monthly fee to $35,000. The term of the management services agreement continues until such time as our Board of Directors determines. We expect to continue to use PAVmed’s services under the management services agreement until we initially launch our products for commercial sale.

●

The three physician inventors of the EsoGuard technology each entered into consulting agreements with us to continue to support the development of the EsoGuard technology. In addition to cash compensation at a contractual rate of $500 per hour (subject to a daily maximum of $4,000), and travel time at a rate of $200 per hour, additional compensation under each such consulting agreement includes: the grant of stock options under the Plan to each individual to purchase 100,000 shares of common stock at an exercise price of $0.50 per share; and, the grant under the PAVmed 2014 Long-Term Incentive Plan of stock options to each individual to purchase 25,000 shares of PAVmed common stock at an exercise price of $1.59 per share. We also reimburse the physician inventors for all customary, reasonable and necessary expenses incurred by them in the performance of the consulting services. The consulting agreements include provisions protecting our confidential information and intellectual property. The consulting agreements expire on May 12, 2021, unless earlier terminated by either party upon 30 days’ notice or by us immediately for cause. As of the date of this prospectus, we have paid or accrued an aggregate of $187,830 to the physician investors pursuant to this agreement.

Guaranty and Security and Pledge Agreement

We have guaranteed and granted a lien on all our assets to secure the repayment of certain senior secured promissory notes issued by PAVmed, pursuant to an amended and restated security and pledge agreement with PAVmed and the holders of the promissory notes and an amended and restated guaranty with the holders of the promissory notes. The promissory notes consist of a senior secured convertible promissory note with an initial principal amount of $7.75 million issued by PAVmed on December 27, 2018; and four senior secured convertible promissory notes with an aggregate initial principal amount of $14.0 million issued by PAVmed on November 4, 2019. The December 2018 promissory note has a a stated interest rate of 7.875% per annum and a contractual maturity date of December 31, 2020. As of September 30, 2019, the remaining principal balance on the December 2018 promissory note was approximately $4.4 million. The November 2019 promissory notes have a stated interest rate of 7.875% per annum and a contractual maturity date of September 30, 2021. A portion of the sale price for the November 2019 promissory notes was paid through the issuance by the holder of promissory note to PAVmed, which will be prepaid in cash upon satisfaction of certain conditions. While we expect the holders of the promissory notes to terminate the guaranty and release the lien granted by us prior to the closing of this offering, we have not obtained a commitment from the holders at this time.

Consulting Agreements

Prior to becoming an executive officer of ours, each of Dr. Wurtman and Mr. Brown was party to a consulting agreement with us. Dr. Wurtman’s agreement provided for him to act as a medical expert for us. Pursuant to his agreement, for the period from August 1 until December 31, 2018, Dr. Wurtman was paid $80,749 in consulting fees. For the period from January 1, 2019 until his employment by PAVmed on February 18, 2019, Dr. Wurtman was paid $49,720 in consulting fees by us. Mr. Brown’s agreement provided for him to act as a clinical trial expert for us. Pursuant to his agreement, for the period from April 1, 2019 until his employment by PAVmed on September 3, 2019, Mr. Brown was paid $15,858 in consulting fees by us.

Convertible Note Placement

As of the date of this prospectus, we owe PAVmed approximately $5.1 million related to working capital advances and earned, but unpaid, management services fees. Upon the closing of this offering, we intend to issue a $5.1 million Convertible Note to PAVmed, in exchange for the cancellation of $5.1 million payable by us to PAVmed. The Convertible Note will mature 24 months from the date of issuance, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share.

Founders

PAVmed and CWRU may be deemed to be our “founders” and “promoters,” as those terms are defined under the federal securities laws.

Related Party Policy

Our Code of Ethics requires that we avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board of Directors. Related party transactions are defined under SEC rules as transactions in which (1) the aggregate amount involved will or may be expected to exceed the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

All future and ongoing related party transactions (as defined under SEC rules and described above) will require prior review and approval by the audit committee, which will have access, at our expense, to our attorneys or independent legal counsel. We will not enter into any such transaction without the approval of the audit committee. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction.

No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the Board of Directors with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

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DESCRIPTION OF COMMON STOCK

The following description summarizes the most important terms of our common stock, as such terms will be in effect upon the closing of this offering. We will adopt an amended and restated certificate of incorporation and amended and restated by-laws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this “Description of Common Stock,” you should refer to our amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of Delaware law.

General

We are authorized to issue 50,000,000 shares of common stock, par value $.001, and 20,000,000 shares of preferred stock, par value $.001. As of the date of this prospectus, 10,000,000 shares of our common stock are outstanding and no shares of our preferred stock are outstanding. Our shares of common stock are held by five stockholders. In addition, as of the date of this prospectus, 995,000 shares of our common stock are issuable upon the exercise of outstanding options, including 695,000 shares underlying options issued under the Plan, and 3,305,000 shares are reserved for issuance, but not subject to outstanding options, under the Plan.

Prior to the closing of this offering, we intend to enter into a securities purchase agreement with certain accredited investors for the sale and issuance of 2,000,000 common stock in the Private Placement, at a purchase price of $2.00 per share. We also intend to issue, upon the closing of this offering, (i) a $5.1 million Convertible Note to PAVmed, in exchange for the cancellation of $5.1 million payable by us to PAVmed, which will be convertible into approximately 2,550,000 shares of our common stock, and (ii) stock options to purchase an aggregate of 2,250,000 shares of our common stock under the Plan.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our common stockholders have no conversion, preemptive or other subscription rights, and no liquidation preference, and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

Our Board of Directors will have the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Dividends

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends in the foreseeable future.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our By-laws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that could make it more difficult to acquire us by means of a tender offer or a proxy contest or otherwise, or to remove our incumbent officers and directors.

These provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws could have the effect of preventing changes in the composition of our Board of Directors and management. These provisions may also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

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These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Undesignated Preferred Stock

The ability of our Board of Directors, without action by the stockholders, to issue undesignated shares of preferred stock with voting or other rights or preferences as designated by our Board of Directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Authorized Common Stock

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our Board of Directors will be divided into three classes. The number of directors in each class will be as nearly equal as possible. Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the Board of Directors when compared to a corporation with an unclassified board. It may take two annual meetings for our stockholders to effect a change in control of the Board of Directors, because in general less than a majority of the members of the Board of Directors will be elected at a given annual meeting. Because our Board of Directors is classified and our certificate of incorporation does not otherwise provide, under Delaware law, our directors may only be removed for cause.

Vacancies on the Board

Our amended and restated certificate of incorporation and our amended and restated by-laws will provide that any vacancy occurring on the Board of Directors, including by reason of removal of a director, and any newly created directorship may be filled only by a majority of the remaining directors in office. This system of appointing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

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Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated by-laws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated by-laws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

No Cumulative Voting; Special Meeting of Stockholders

Stockholders will not be permitted to cumulate their votes for the election of directors. Furthermore, special meetings of our stockholders may be called only by Chief Executive Officer, our President, our Board of Directors or a majority of our stockholders.

Exclusive Forum Selection

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, subject to limited exceptions, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel in any action brought to enforce the exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision will provide that the Court of Chancery and the federal district court for the District of Delaware will have concurrent jurisdiction over any action arising under the Securities Act or the rules and regulations thereunder, and the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction. To the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers and increasing the cost to stockholders of bringing such lawsuits.

Our Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 1 State Street, 30th Floor, New York, New York 10004.

Listing of our Common Stock

Prior to this offering, there has been no public market for our shares of common stock. We intend to apply to have the shares of common stock listed on Nasdaq under the symbol “LUCD.” We cannot guarantee that our common stock will be approved for listing on the Nasdaq Capital Market immediately after the offering.

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SHARES ELIGIBLE FOR FUTURE SALE

Immediately after this offering, we will have [●] shares of common stock outstanding. Of these shares, the [●] shares sold in this offering, and all 530,000 shares issued to the stockholders of PAVmed in the spin-off, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased in this offering by, or distributed in the spin-off to, one of our affiliates within the meaning of Rule 144 under the Securities Act.

All of our remaining shares of common stock are “restricted securities” under Rule 144, in that they were issued in private transactions not involving a public offering. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which are summarized below. In addition, as a result of the lock-up agreements described below, [●] of the restricted securities will be available for sale in the public markets only upon completion of the applicable lock-up period.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, upon the expiration of the lock-up agreements described below, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

●	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

●	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

Our executive officers and directors and the initial stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for [●] days after the date of this prospectus without first obtaining the written consent of the representative of the underwriters.

Registration Statements on Form S-8

As of the date hereof, stock options for the purchase of 995,000 shares of our common stock have been issued to directors, officers, employees and consultants of ours, including 695,000 shares underlying options issued under the Plan. We intend to file a registration statement on Form S-8 under the Securities Act to register shares that may be issued pursuant to the Plan, including pursuant to these outstanding stock options. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market upon issuance, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements.

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UNDERWRITING

[●] is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	No. of Shares
[●]	[●]
[●]	[●]
Total	[●]

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters do not expect to sell more than [●]% of the shares being offered in this offering to accounts over which they exercise discretionary authority.

Commissions and Discounts

The representative has advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[●] per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $[●] per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

		Per Share		Total Without Exercise of Over-Allotment Option		Total With Exercise of Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discount		[●]		[●]		[●]
Proceeds, before expenses, to us		[●]		[●]		[●]

We have agreed to pay all of our expenses relating to the offering, including, but not limited to, all filing fees relating to the registration of the common stock to be sold in this offering (including the over-allotment); all fees and expenses relating to the listing of the common stock on the NASDAQ Capital Market; all reasonable fees, expenses and disbursements relating to background checks of our officers and directors (up to $[●] per person checked and $[●] in the aggregate); if the offering requires “blue sky” registration, fees of legal counsel performing such work; the costs of all mailing and printing of the underwriting documents, registration statements and prospectuses; the costs of preparing, printing and delivering certificates representing the common stock issued in this offering; fees and expenses of the transfer agent for our common stock; fees and expenses of internet roadshow software systems; stock transfer taxes, if any; the fees and expenses of our accountants and of the our legal counsel and other agents and representatives; and our travel expenses relating to the “road show” marketing trips. The total expenses of the offering, not including the underwriting discount and commissions, are estimated at approximately $[●].

90

Over-Allotment Option

We have granted the underwriters an option, exercisable for 45 days after the date of this prospectus, to purchase up to [●] additional shares of common stock from us at the public offering price, less the underwriting discount, solely to cover over-allotments, if any. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase the number of additional shares proportionate to that underwriter’s allotment reflected in the above table.

Lock-Up

Our executive officers and directors and the initial stockholders have agreed, subject to limited exceptions, not to sell or transfer any common stock for [●] days after the date of this prospectus without first obtaining the written consent of the representative of the underwriters. Specifically, these persons have agreed, subject to certain limitations, not to directly or indirectly:

●	offer, pledge, sell or contract to sell any common stock;

●	sell any option or contract to purchase any common stock;

●	purchase any option or contract to sell any common stock;

●	grant any option, right or warrant for the sale of any common stock;

●	lend or otherwise dispose of or transfer any common stock;

●	request or demand that we file a registration statement related to the common stock; or

●	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The underwriting agreement provides that for a period of [●] days from the date of this prospectus, we may not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any shares of common stock. This prohibition does not apply to (i) equity grants to employees, officers or directors under the Plan, (ii) the issuance of securities upon the exercise or exchange of or conversion of any securities issued under the underwriting agreement and/or other securities exercisable or exchangeable for or convertible into shares of common stock issued and outstanding on the date of the underwriting agreement, or (iii) shares of common stock issued as part of the purchase price in connection with the acquisitions or strategic transactions, provided certain conditions are met.

Listing on the NASDAQ Capital Market

We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “LUCD.” We cannot guarantee that our common stock will be approved for listing on the Nasdaq Capital Market.

Determination of Public Offering Price

Before this offering, there was no public market for our common stock. The public offering price was determined through negotiations among us and the representative of the underwriters. In addition to prevailing market conditions, the factors considered in determining the public offering price are:

●	the history and prospects of companies similar to our company;

●	prior offerings of those companies;

●	our prospects;

●	our capital structure;

●	an assessment of our management;

●	general conditions of the securities markets at the time of the offering; and

●	other factors as were deemed relevant.

91

However, although these factors were considered, the determination of the offering price is more arbitrary than the pricing of securities for an established operating company.

Following this offering, the price of our common stock may vary significantly due to general market or economic conditions as well as other factors. Furthermore, an active trading market for the common stock may never develop or, if developed, may not be sustained. You may be unable to sell your shares unless a market can be established and sustained.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell the common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the issuer in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common shares made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the representative make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

92

LEGAL MATTERS

The validity of the securities offered in this prospectus are being passed upon for us by Graubard Miller, New York, New York. [●], is acting as counsel for the underwriters in this offering. Graubard Miller and its partners own warrants to purchase shares of PAVmed’s common stock, which represent, in the aggregate, beneficial ownership of less than 1% of PAVmed’s common stock.

EXPERTS

The financial statements of Lucid Diagnostics Inc. as of December 31, 2018 and for the period from May 8, 2018 (inception) through December 31, 2018 included in this prospectus have been audited by Marcum, LLP, an independent registered public accounting firm, as set forth in their report, thereon (which contains an explanatory paragraph relating to substantial doubt about the ability of Lucid Diagnostics Inc. to continue as a going concern as described in Note 2 to the financial statements) appearing elsewhere in this prospectus, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. Upon the completion of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

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INDEX TO FINANCIAL STATEMENTS

LUCID DIAGNOSTICS INC.

A Majority-Owned Subsidiary of PAVmed Inc.

INDEX TO FINANCIAL STATEMENTS

Condensed Financial Statements (unaudited)

Condensed Balance Sheets as of September 30, 2019 and December 31, 2018	F-2

Condensed Statement of Operations for the nine months ended September 30, 2019 and for the period May 8, 2018 (Inception) to September 30, 2018	F-3

Condensed Statement of Changes in Stockholders’ Deficit for the nine months ended September 30, 2019 and for the period May 8, 2018 (Inception) to September 30, 2018	F-4

Condensed Statement of Cash Flows for the nine months ended September 30, 2019 and for the period May 8, 2018 (Inception) to September 30, 2018	F-5

Notes to Condensed Financial Statements	F-6

Financial Statements

Report of Independent Registered Public Accounting Firm	F-16

Balance Sheet as of December 31, 2018	F-17

Statement of Operations for the period May 8, 2018 (Inception) to December 31, 2018	F-18

Statement of Changes in Stockholders’ Deficit for the period May 8, 2018 (Inception) to December 31, 2018	F-19

Statement of Cash Flows for the period May 8, 2018 (Inception) to December 31, 2018	F-20

Notes to Financial Statements	F-21

F-1

LUCID DIAGNOSTICS INC.

CONDENSED BALANCE SHEET

(unaudited)

	September 30,	December 31,
	2019	2018
Assets
Current assets
Cash	$231,502	$17,800
Prepaid expenses and other current assets	24,899	—
Current Assets	256,401	17,800
Deposit	200,000	—
Total assets	456,401	17,800

Liabilities, Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	554,729	497,225
Accrued expenses and other current liabilities	225,703	222,828
Due To: PAVmed Inc.	3,347,374	360,428
Total liabilities	4,127,806	1,080,481

COMMITMENTS AND CONTINGENCIES

Stockholders’ Deficit
Preferred stock, par value $0.001, 20,000,000 shares authorized; no shares issued and outstanding as of September 30, 2019 and December 31, 2018	—	—

Common stock, par value $0.001; 50,000,000 shares authorized, 10,000,000 shares issued and outstanding as of September 30, 2019 and December 31, 2018	10,000	10,000

Additional paid-in capital	206,563	53,233

Accumulated deficit	(3,887,968)	(1,125,914)

Total stockholders’ deficit	(3,671,405)	(1,062,681)

Total liabilities and stockholders’ deficit	$456,401	$17,800

See accompanying notes to condensed financial statements.

F-2

LUCID DIAGNOSTICS INC.

CONDENSED STATEMENTS OF OPERATIONS

(unaudited)

		May 8, 2018
	Nine Months	(Inception)
	Ended	to
	September 30,	September 30,
	2019	2018
Revenue	$—	$—

General and administrative expenses	1,122,394	198,845
Research and development expenses	1,639,660	428,087
Total operating expenses	2,762,054	626,932

Loss from operations	(2,762,054)	(626,932)

Provision for income taxes	—	—

Net loss	$(2,762,054)	$(626,932)

Net loss per share - basic and diluted	$(0.28)	$(0.06)

Weighted average common shares outstanding - basic and diluted	10,000,000	10,000,000

See accompanying notes to condensed financial statements.

F-3

LUCID DIAGNOSTICS INC.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

NINE MONTHS ENDED SEPTEMBER 30, 2019

and the period MAY 8, 2018 (INCEPTION) to SEPTEMBER 30, 2018

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2018	10,000,000	$10,000	$53,233	$(1,125,914)	$(1,062,681)
Stock-Based Compensation expense: Lucid Diagnostics Inc 2018 Plan	—	—	11,552	—	11,552
Parent Company capital contribution	—	—	141,778	—	141,778
Loss	—	—	—	(2,762,054)	(2,762,054)
Balance as of September 30, 2019	10,000,000	$10,000	$206,563	$(3,887,968)	$(3,671,405)

			Additional
	Common Stock		Paid-In	Accumulated
	Shares	Amount	Capital	Deficit	Total
Balance at May 8, 2018 (Inception)	—	$—	$—	$—	$—
Issue founders shares of common stock	10,000,000	10,000	—	—	10,000
Stock-Based Compensation expense: Lucid Diagnostics Inc 2018 Plan	—	—	8,962	—	8,962
Parent Company capital contribution	—	—	21,250	—	21,250
Loss	—	—	—	(626,932)	(626,932)
Balance as of September 30, 2018	10,000,000	$10,000	$30,212	$(626,932)	$(586,720)

See accompanying notes to condensed financial statements.

F-4

LUCID DIAGNOSTICS INC.

CONDENSED STATEMENTS OF CASH FLOWS

(unaudited)

		May 8, 2018
	Nine Months	(Inception)
	Ended	to
	September 30,	September 30,
	2019	2018
Cash flows from operating activities
Net loss	$(2,762,054)	$(626,932)

Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	141,778	21,250
Parent Company capital contribution	11,552	8,962
Due To: PAVmed Inc. - operating expenses paid on-behalf-of Lucid Diagnostics Inc. and Management Services Agreement expenses	936,946	157,561

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(224,899)	(5,000)
Accounts payable	57,504	221,189
Accrued expense - CWRU License Agreement Fee	—	222,553
Accrued expenses and other current liabilities	2,875	305
Net cash flows used in operating activities	(1,836,298)	(112)

Cash flows from investing activities
Net cash flows used in investing activities	—	—

Cash flows from financing activities
Proceeds - issue of founders shares of common stock	—	10,000
Proceeds - Due To: PAVmed Inc. - working capital cash advances	2,050,000	—
Net cash flows provided by financing activities	2,050,000	10,000

Net increase in cash	213,702	9,888
Cash, beginning of period	17,800	—
Cash, end of period	$231,502	$9,888

See accompanying notes to condensed financial statements.

F-5

LUCID DIAGNOSTICS INC.

NOTES TO (unaudited) CONDENSED FINANCIAL STATEMENTS

As of September 30, 2019 and 2018

and the Nine Months Ended September 30, 2019 and the period May 8, 2018 (Inception) to September 30, 2018

Note 1 — The Company and Description of the Business

Organization

Lucid Diagnostics Inc. (“the Company”) was incorporated in the State of Delaware on May 8, 2018. The Company is a molecular diagnostics and medical device company focused on the early detection and prevention of esophageal adenocarcinoma (“EAC”), a highly lethal form of esophageal cancer. The Company has developed an accurate, non-invasive, screening test for the early detection of EAC and of Barrett’s Esophagus (“BE”), including dysplasia, pre-cursors to EAC in patients with chronic heart burn or acid reflux. The Company is currently focused on the proprietary technologies referred to as “EsoCheck™” and “EsoGuard™”, as discussed below. The Company operates in one segment as a medical device company.

License Agreement with Case Western Reserve University

On May 12, 2018, the Company entered the “CWRU License Agreement” - which is a license agreement with Case Western Reserve University (“CWRU”) for the exclusive worldwide license of the intellectual property rights for the proprietary technologies underlying each of EsoCheck™ and EsoGuard™. See Note 3, Agreement Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement.

EsoCheck™ is a non-invasive cell collection device designed to sample cells from a targeted region of the esophagus in a five-minute office-based procedure, without the need for an endoscopy. EsoCheck™ consists of an easy to swallow small capsule containing a proprietary textured balloon used to collect a mucosal cell sample when inflated. When the balloon is deflated after cell collection, the proprietary and patent-protected “Collect+Protect Technology™” retracts the balloon, with its collected cells, into the capsule, where they are protected during the retrieval process. These sampled cells may then be subjected to any commercially available diagnostic test, including EsoGuard™. EsoCheck™ received United States Food and Drug Administration (FDA) clearance on June 21, 2019.

EsoGuard™ is a molecular diagnostic esophageal DNA test shown in a published human study to be highly accurate at detecting BE as well as EAC. In December 2019, EsoGuard™ became the first certified DNA Laboratory Developed Test (LDT) designated to facilitate the diagnosis of BE and the related precursors to EAC.

To date the Company has not generated any revenues. The Company is pursuing the commercialization of EsoCheck and EsoGuard LDT, as well as developing other products that use or enhance the same underlying technology. In particular, the Company is undertaking a human clinical trial, expected to take approximately two years in duration, to pursue an “In Vitro Diagnostic” (“IVD”) designation for EsoGuard thru the FDA premarket approval (“PMA”) process to market EsoGuard as a screening tool to facilitate the detection of BE using EsoGuard in combination with EsoCheck as an integrated kit.

Issue of Founders Shares of Common Stock

On May 12, 2018, the Company issued a total of 10.0 million founders shares of its common stock for a purchase price of $0.001 per share, including: the issue of 8,187,499 founders shares to PAVmed Inc.; 943,464 founders shares to Case Western Reserve University (“CWRU”); and 289,679 founders shares to each of the three individual physician inventors of the of the intellectual property and proprietary technologies underlying the CWRU License Agreement.

Management Services Agreement

In addition to the proceeds from the issue of founders shares of common stock, as noted above, the Company has principally financed its operations through working capital cash advances from PAVmed Inc. and the payment of operating expenses by PAVmed Inc. on-behalf-of the Company. Additionally, the daily operations of the Company are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Master Services Agreement between the Company and PAVmed Inc. See Note 6, Due To PAVmed Inc. for further information regarding the working capital cash advances, payment of expenses by PAVmed Inc. on-behalf-of the Company, and expenses incurred under the Master Services Agreement; and Note 7, Related Party Transactions, for further information regarding the Master Services Agreement.

F-6

Note 2 — Summary of Significant Accounting Policies and Going Concern

Basis of Presentation

The accompanying unaudited interim financial statements include the accounts of Lucid Diagnostics Inc.

The unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) on the same basis as the audited financial statements as of December 31, 2018 and the corresponding period of May 8, 2018 (Inception) to December 31, 2018. The balance sheet as of December 31, 2018 presented in the unaudited interim financial statements has been derived from such audited financial statements. The unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial information. The unaudited interim financial statements should be read in conjunction with such audited financial statements.

The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of the results to be expected for the year ending December 31, 2019 or for any other interim period or for any other future periods. The accompanying unaudited interim financial statements and related financial information should be read in conjunction with the aforementioned audited financial statements and related notes thereto, including the summary of significant accounting policies, as presented herein below.

Going Concern

The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements - Going Concern (ASC 205-40) requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Company anticipates incurring operating losses and does not expect to experience positive cash flows from operating activities and may continue to incur operating losses for the next several years as it completes the development of its products, seeks regulatory approvals and clearances of such products, and begin to commercially market such products. These factors, which have existed since inception, are expected to continue, and raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the accompanying financial statements are issued.

The Company’s ability to fund its operations is dependent upon management’s plans, which include raising additional capital, repaying amounts due to PAVmed Inc., commercializing and generating revenues from currently approved products and products currently under development, and continuing to control expenses. However, there is no assurance the Company will be successful in these efforts.

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

F-7

Note 3 — Agreements Related to Acquired Intellectual Property Rights

Patent License Agreement - Case Western Reserve University

On May 12, 2018, the Company entered into a patent license agreement with Case Western Reserve University (“CWRU”), referred to as the “CWRU License Agreement”, for the exclusive worldwide license of the intellectual property rights for two distinct proprietary technologies, referred to as “EsoCheck™” and “EsoGuard™”, as discussed above.

The CWRU License Agreement required the Company to pay a license fee to CWRU of approximately $273,000, referred to as the “CWRU License Agreement Fee”. The CWRU License Agreement Fee was recognized on the May 12, 2018 effective date as a current period research and development expense, in accordance with FASB ASC Topic 730, Research and Development (ASC 730). The CWRU License Fee required an initial payment of $50,000, followed by quarterly payments of $50,000 until such fee is paid-in-full, provided, however, the commencement of the quarterly payments is subject to the Company consummation of a bona fide financing with an unrelated third-party in excess of $500,000. As of September 30, 2019 and December 31, 2018, the remaining balance of the CWRU License Agreement Fee is unpaid and has been recognized as an accrued expense liability.

The CWRU License Agreement also provides for potential payments upon the achievement of certain product development and regulatory clearance milestones. In this regard, upon FDA clearance on June 21, 2019 of the EsoCheck™ device, the Company incurred a $75,000 milestone payment, which was recognized as research and development expense on the date of the FDA clearance. If the Company does not meet certain milestones listed in the CWRU License Agreement, then CWRU has the right, in its sole discretion, to require PAVmed Inc. to transfer to CWRU a percentage, varying up to 100%, of the shares of common stock of the Company then held by PAVmed Inc. The Company will be required to pay a minimum annual royalty commencing the year after the first commercial sale of products resulting from the commercialization of the licensed intellectual property, with the minimum amount rising based on net sales of such product(s), if any. Such contingent milestone and /or royalty payments, if any, will be recognized in the period in which such payment obligations are incurred.

The CWRU License Agreement terminates upon the expiration of certain related patents, or on May 12, 2038 in countries where no such patents exist, or upon expiration of any exclusive marketing rights granted by the FDA or other U.S. government agency, whichever comes later.

F-8

Note 4 — Prepaid Expenses and Other Current Assets and Deposit

Prepaid expenses and other current assets consisted of the following as of:

	September 30,	December 31,
	2019	2018
Prepaid operating expense	$24,899	$—
Total prepaid expenses and other current assets	$24,899	$—

Deposit - clinical research agreement	$200,000	$—
Total non-current assets	$200,000	$—

See Note 8, Commitments and Contingencies, for further discussion of the deposit with respect to the clinical research agreement.

Note 5 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of:

	September 30,	December 31,
	2019	2018
CWRU License Agreement Fee	$222,553	$222,553
Operating expenses	3,150	275
Total accrued expenses and other current liabilities	$225,703	$222,828

The remaining unpaid balance of the “CWRU License Agreement Fee” is discussed in Note 3, Agreements Related to Acquired Intellectual Property Rights.

Note 6 — Due To: PAVmed Inc.

The Company has principally financed its operations through working capital cash advances from PAVmed Inc. and the payment of operating expenses by PAVmed Inc. on-behalf-of the Company (“PAVmed Inc. OBO Payments”). Additionally, the daily operations of the Company are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Master Services Agreement (MSA) between the Company and PAVmed Inc. See Note 7, Related Party Transactions, for further information regarding the MSA.

The Due To: PAVmed Inc. for the respective periods noted is summarized as follows:

	Working Capital	PAVmed Inc
	Cash	OBO	MSA
	Advances	Payments	Expense	Total
Balance - December 31, 2018	121,500	88,928	150,000	360,428
Nine months ended September 30, 2019	2,050,000	336,946	600,000	2,986,946
Balance - September 30, 2019	$2,171,500	$425,874	$750,000	3,347,374

	Working Capital	PAVmed Inc
	Cash	OBO	MSA
	Advances	Payments	Expense	Total
Balance - May 8, 2018 (Inception)	$—	$—	$—	$—
Period May 8, 2018 (Inception) to September 30, 2018	—	67,561	90,000	157,561
Balance - September 30, 2018	$—	$67,561	$90,000	$157,561

F-9

Note 7 — Related Party Transactions

Case Western Reserve University

As noted above, the Company issued 943,464 founders shares of its common stock for a purchase price of $0.001 per share. As provided for in the CWRU License Agreement, the Company incurred certain expenses from CWRU, including: approximately $273,000 CWRU License Agreement Fee in the period May 8, 2018 (Inception) to September 30, 2018; approximately $98,000 and $11,000 with respect to reimbursement of fees related to patents, in the nine months ended September 30, 2019 and for the period May 8, 2018 (Inception) to September 30, 2018, respectively; and, a $75,000 milestone payment 2019 in the nine months ended September 30, 2019, upon FDA clearance of the EsoCheck™ device on June 21, 2019.

Consulting Agreements with Inventors

As noted above, the Company issued 289,679 founders shares of its common stock for a purchase price of $0.001 per share to each of the three individuals. Additionally, each of the three individuals entered into consulting agreements with the Company to support the continued development of the technologies with respect to the CWRU License Agreement. In addition to cash compensation based on a contractual rate per hour, additional compensation under each such consulting agreement included the grant of stock options to each individual under each of the PAVmed Inc 2014 Long-Term Incentive Equity Plan and the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan. The Company recognized as research and development expense in the aggregate of approximately $98,000 and 23,200 related to the consulting agreements; and approximately $51,000 and $27,000 related to the stock options, in the nine months ended September 30, 2019 and for the period May 8, 2018 (Inception) to September 30, 2018, respectively.

See Note 1, The Company and Description of the Business, for a discussion of the issue of common stock of the Company under the Share Subscription Agreements dated May 12, 2018; Note 3, Agreements Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement; and, Note 9, Stock-Based Compensation, for information regarding each of the “PAVmed Inc. 2014 Long-Term Incentive Equity Plan” and the separate “Lucid Diagnostics Inc 2018 Long-Term Incentive Equity Plan”, with respect to the stock options granted as discussed above.

Management Services Agreement

As noted above, the daily operations of the Company are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Master Services Agreement (“MSA”) between the Company and PAVmed Inc. The MSA does not have a termination date, but may be terminated by the Company’s board of directors. The Company recognized as general and administrative expense $600,000 and $90,000 in connection with the MSA in the nine months ended September 30, 2019 and for the period May 8, 2018 (Inception) to September 30, 2018, respectively, including $10,000 for May 2018, $20,000 per month from June 2018 through January 2019, $40,000 for February 2019, $60,000 per month from March 2019 to May 2019, and $90,000 per month from June 2019 to September 2019, with such monthly charges resulting from additional resources being dedicated to the Company’s increasing operational requirements.

F-10

Note 8 — Commitments and Contingencies

EsoGuard™ Clinical Trials - Agreement with Clinical Research Agreement

The Company entered into an agreement with a clinical research organization (“CRO”) in connection with EsoGuard™ clinical trials, referred to herein as the EsoGuard™ CRO Agreement. The CRO will assist the Company with conducting two concurrent clinical trials referred to as the “EsoGuard™ screening study” and the “EsoGuard™ case control study”. The term of the EsoGuard™ CRO Agreement is from its September 2019 effective date to the conclusion of the respective clinical trials, but not to exceed 60 months from the effective date of the EsoGuard™ CRO Agreement. The CRO agreement may be cancelled with sixty days written notice, without an early termination fee. Under the CRO agreement, the Company is required to fund an on-account deposit of an aggregate of $643,000 with the CRO, with such on-account deposit refundable to the Company. As of September 30, 2019, $200,000 of such deposit was paid, and is classified as a non-current asset on the accompanying balance sheet. Subsequent to September 30, 2019, the remaining $443,000 of such deposit was paid. The total deposit was paid by PAVmed Inc. on-behalf-of the Company.

Guaranty Agreement

The Company is party to a Security and Pledge Agreement, a Guaranty Agreement, and an Intellectual Property Security Agreement (the “Security Documents”), pursuant to which, among other things, the Company has guaranteed PAVmed, Inc. obligations under a Senior Secured Convertible Note issued by PAVmed Inc. on December 27, 2018 by PAVmed Inc. (“December 2018 Senior Convertible Note). The Security Documents grant the lender’s Collateral Agent (as defined in the Security and Pledge Agreement) a security interest in all of its personal property to secure the PAVmed Inc. obligations under the December 2018 Senior Convertible Note. The December 2018 Senior Convertible Note has a face value principal of $7.75 million, and a stated interest rate of 7.875% per annum and a contractual maturity date of December 31, 2020. At the election of its Holder, the December 2018 Senior Convertible Note may be converted into shares of common stock of PAVmed Inc. As of September 30, 2019, the remaining principal balance of the December 2018 Senior Convertible Note was approximately $4.4 million.

Under the December 2018 Senior Convertible Note, PAVmed Inc. and its subsidiaries, including the Company, are subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, and to have an unrestricted consolidated cash balance of at least $1.75 million at each quarterly balance sheet date, among other provisions and covenants.

Subsequently, on November 4, 2019, the Company also became party to Security Documents, pursuant to which, among other things, the Company has guaranteed PAVmed, Inc. obligations under a Senior Secured Convertible Note issued by PAVmed Inc. on November 4, 2019 (“November 2019 Senior Convertible Note”). The terms of the November 2019 Senior Convertible Note Security Documents are substantially similar to the security documents entered into by the Company with respect to the aforementioned December 2018 Senior Convertible Note, except the November 2019 Senior Convertible Note has an aggregate original principal amount of $14.0 million, has a contractual maturity date of September 30, 2021, and a portion of the November 2019 Senior Convertible Note was funded with an Investor Note and will be paid in cash upon PAVmed Inc. satisfaction of certain contractual conditions.

A portion of the proceeds from each of the December 2018 Senior Convertible Note and the November 2019 Senior Convertible Note have been used to fund working capital cash advances to the Company from PAVmed Inc.

Legal Proceedings

In the ordinary course of business, particularly as it begins commercialization of its products, the Company may be subject to certain legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. The Company does not believe it is currently a party to any other pending legal proceedings. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows.

F-11

Note 9 — Stock-Based Compensation

Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan

The Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (the “Lucid Diagnostics Inc. 2018 Equity Plan”) became effective on May 12, 2018. The types of equity awards granted under the Lucid Diagnostics Inc. 2018 Equity Plan include stock options, stock appreciation rights, restricted stock, and other stock-based awards subject to limitations under applicable law. All awards are subject to approval by the Company’s board of directors.

As of September 30, 2019, stock options to purchase shares of common stock of Lucid Diagnostics Inc. is as follows:

		Exercise	Remaining
		Price	Contractual
	Stock	Weighted	Term
	Options	Average	(Years)
Outstanding at December 31, 2018	375,000	$0.60
Granted	620,000	$1.02
Exercised	—	$—
Forfeited	—	$—
Outstanding at September 30, 2019	995,000	$0.86	9.1
Vested and exercisable at September 30, 2019	441,246	$0.83	9.1

A total of 2,000,000 shares of common stock of the Company are reserved for issuance under the Lucid Diagnostics Inc. 2018 Equity Plan, with 1,305,000 shares available for grant as of September 30, 2019, exclusive of 300,000 stock options granted in 2018 outside the Lucid Diagnostics Inc. 2018 Equity Plan.

As noted above, during the nine months ended September 30, 2019, 620,000 Lucid Diagnostics Inc. stock options were granted under the Lucid Diagnostics Inc. 2018 Equity Plan, each with a ten year contractual term from date-of-grant, including a total of 600,000 stock options having an exercise price of $1.00 per share of common stock of the Company granted to employees of PAVmed Inc. providing services to the Company, and 20,000 stock options having an exercise price of $1.50 per share of common stock of the Company granted to a consultant providing services to the Company, with such stock options vesting as follows: 200,000 stock options vested upon grant, 100,000 stock options vesting ratably on a quarterly basis commencing March 31, 2019 and ending December 31, 2021; 100,000 stock options vesting ratably on a quarterly basis commencing June 30, 2019 and ending March 31, 2019, and, 220,000 stock options vesting ratably on a quarterly basis commencing September 30, 2019 and ending June 30, 2022.:

PAVmed Inc. 2014 Long-Term Incentive Equity Plan

Under the PAVmed Inc. 2014 Long-Term Incentive Equity Plan (the “PAVmed Inc. 2014 Equity Plan”), 25,000 stock options were granted in May 2018 to each of the three non-employee physician inventors of the intellectual property underlying the CWRU License Agreement under each of their respective consulting agreements with the Company, with such stock options having an exercise price of $1.59 per share of common stock of PAVmed Inc. and vesting ratably on a quarterly basis commencing June 30, 2018 and ending March 31, 2021. As of September 30, 2019, 37,500 of such stock options vested and exercisable. The PAVmed Inc. 2014 Equity Plan is separate from the Lucid Diagnostics Inc. 2018 Equity Plan discussed above. See Note 3, Agreements Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement and the consulting agreements between the Company and the three individual physicians.

F-12

Note 9 — Stock-Based Compensation - continued

Stock-Based Compensation Expense

The Company recognized stock-based compensation, classified as research and development expense, with respect to stock-based awards under each of the Lucid Diagnostics Inc 2018 Plan and the PAVmed Inc. 2014 Equity Plan, as such stock-based awards are discussed above, summarized as follows:

		May 8, 2018
	Nine Months	(Inception)
	Ended	to
	September 30,	September 30,
	2019	2018
Lucid Diagnostics Inc 2018 Equity Plan	$141,778	$21,250
PAVmed Inc 2014 Equity Plan	11,552	8,962
Stock-Based Compensation Expense - Total	$153,330	$30,212

The Company recognizes stock-based compensation expense with respect to stock-based awards under the PAVmed Inc. 2014 Equity Plan with a corresponding credit to equity, representing a capital contribution to the Company from PAVmed Inc.

As of September 30, 2019, under the Lucid Diagnostics Inc. 2018 Equity Plan, total unrecognized stock-based compensation expense of approximately $155,000 is expected to be recognized over the weighted average remaining requisite service period of 2.1 years; and, with respect to stock options granted under the PAVmed Inc. 2014 Equity Plan, total unrecognized stock-based compensation expense of approximately $20,000 is expected to be recognized over the weighted average remaining requisite service period of 1.5 years.

The stock-based compensation expense related to stock options granted to employees is based on the grant-date estimated fair value, and for stock options granted to non-employees it is based on the vesting date estimated fair value, with the expense recognized on a straight-line basis over the award’s requisite service period, which is generally the vesting period.

Stock-based compensation expense recognized for stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan to employees of PAVmed Inc. providing services to the Company was based on a weighted average fair value of $0.32 for the nine months ended September 30, 2019 calculated using the following weighted average Black-Scholes valuation model assumptions:

Nine
Months
Ended
September 30,
2019
Expected term of stock options (in years)	5.8
Expected stock price volatility	63%
Risk free interest rate	2.1%
Expected dividend yield	0%
Estimated fair value of common stock per share	$0.66

There were no stock options granted to employees under the Lucid Diagnostics Inc. 2018 Equity Plan during the prior year period May 8, 2018 (Inception) to December 31, 2018.

Stock-based compensation expense recognized for stock options granted to non-employees under the Lucid Diagnostics Inc. 2018 Equity Plan was based on a weighted average fair value of $0.36 for the nine months ended September 30, 2019 and $0.40 per share during the period May 8, 2019 (Inception) to September 30, 2018, calculated using the following weighted average Black-Scholes valuation model assumptions:

	Nine	May 8, 2018
	Months	(Inception)
	Ended	to
	September 30,	September 30,
	2019	2018
Expected term of stock options (in years)	9.0	9.7
Expected stock price volatility	62%	66%
Risk free interest rate	2.0%	3.0%
Expected dividend yield	0%	0%
Estimated fair value of common stock per share	$0.64	$0.50

F-13

Note 9 — Stock-Based Compensation - continued

Stock-Based Compensation Expense

Stock-based compensation expense recognized by Lucid Diagnostics Inc. for stock options granted to non-employees under the PAVmed Inc. 2014 Equity Plan, as discussed above, was based on a weighted average fair value of $0.58 per share of PAVmed Inc. common stock during nine months ended September 30, 2019 and $0.83 during the period May 8, 2018 (Inception) to September 30, 2018, calculated using the following weighted average Black-Scholes valuation model assumptions:

	Nine	May 8, 2018
	Months	(Inception)
	Ended	to
	September 30,	September 30,
	2019	2018
Expected term of stock options (in years)	8.7	9.4
Expected stock price volatility	60%	60%
Risk free interest rate	2.0%	3.0%
Expected dividend yield	0%	0%

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options granted under both the Lucid Diagnostics Inc. 2018 Equity Plan and the PAVmed Inc. 2014 Equity Plan, which requires the Company to make certain estimates and assumptions, with the weighted-average valuation assumptions for stock-based awards, as follows:

*	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period commensurate with the expected term of the stock option;

*	The expected term of stock options represents the period of time stock options are expected to be outstanding, which for employees is the expected term derived using the simplified method and for non-employees is the remaining contractual term;

*	The expected stock price volatility is based on historical stock price volatilities of similar entities within the medical device industry over the period commensurate with the expected term or remaining contractual term of the respective stock option; and,

*	The expected dividend yield is based on annual dividends of $0.00 as there has not been a dividend paid to-date, and there is no plan to pay dividends for the foreseeable future.

The price per share common stock of the Company used in the computation of estimated fair value of stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan was estimated using a discounted cash flow method applied to a multi-year forecast of future cash flows of the Company. The price per share common stock of PAVmed Inc. used in the computation of estimated fair value of stock options granted under the PAVmed Inc. 2014 Equity Plan is its quoted closing price per share of common stock.

F-14

Note 10 — Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 20 million shares of its preferred stock, par value of $0.001 per share, with such designation, rights, and preferences as may be determined from time-to-time by the Company’s board of directors. There were no shares of preferred stock issued and outstanding as of September 30, 2019 and December 31, 2018.

Common Stock

The Company is authorized to issue up to 50.0 million shares of common stock, par value of $0.001 per share. As of September 30, 2019 and December 31, 2018, there were 10.0 million shares of common stock issued and outstanding.

Note 11 —Loss Per Share

The “Net loss per share - basic and diluted” - for the period indicated - is as follows:

	Nine	May 8, 2019
	Months	(Inception)
	Ended	to
	September 30,	September 30,
	2019	2018
Numerator
Net loss	$(2,762,054)	$(626,932)

Denominator
Weighted-average common shares outstanding basic and diluted(1)	10,000,000	10,000,000

Loss per share
Net loss per share - basic and diluted	$(0.28)	$(0.06)

(1)

Basic weighted-average number of shares of common stock outstanding for the period excludes common stock equivalent incremental shares, while diluted weighted average number of shares outstanding includes such incremental shares. However, as the Company was in a loss position for all periods presented, basic and diluted weighted average shares outstanding are the same, as the inclusion of the incremental shares would be anti-dilutive. In this regard, 995,000 and 375,000 stock options outstanding as of September 30, 2019 and 2018, respectively have been excluded from the computation of diluted weighted average shares outstanding as their inclusion would be anti-dilutive.

Note 12 — Subsequent Events

Other Matters

Except as otherwise noted herein, the Company has evaluated subsequent events through the date of filing of this Registration Statement on Form S-1 and determined there to be no further events requiring adjustments to the financial statements and /or disclosures therein.

F-15

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Lucid Diagnostics, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lucid Diagnostics, Inc. (the “Company”) as of December 31, 2018, the related statements of operations, stockholders’ deficit and cash flows for the period from May 8, 2018 (inception) through December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period from May 8, 2018 (inception) through December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company anticipates to continue to incur operating losses and experience cash outflows from operations in the future. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum llp

We have served as the Company’s auditor since 2019.

New York, NY
January 21, 2020

F-16

LUCID DIAGNOSTICS INC.

BALANCE SHEET

DECEMBER 31, 2018

Assets
Current assets
Cash	$17,800
Total assets	17,800

Liabilities, Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	497,225
Accrued expenses and other current liabilities	222,828
Due To: PAVmed Inc.	360,428
Total liabilities	1,080,481

COMMITMENTS AND CONTINGENCIES

Stockholders’ Deficit
Preferred stock, par value $0.001, 20,000,000 shares authorized; no shares issued and outstanding as of December 31, 2018	—

Common stock, par value $0.001; 50,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2018	10,000

Additional paid-in capital	53,233

Accumulated deficit	(1,125,914)

Total stockholders’ deficit	(1,062,681)

Total liabilities and stockholders’ deficit	$17,800

See accompanying notes to financial statements.

F-17

LUCID DIAGNOSTICS INC.

STATEMENT OF OPERATIONS

MAY 8, 2018 (INCEPTION) TO DECEMBER 31, 2018

Revenue	$—

General and administrative expenses	410,285
Research and development expenses	715,629
Total operating expenses	1,125,914

Loss from operations	(1,125,914)

Provision for income taxes	—

Net loss	$(1,125,914)

Net loss per share - basic and diluted	$(0.11)

Weighted average common shares outstanding - basic and diluted	10,000,000

See accompanying notes to financial statements.

F-18

LUCID DIAGNOSTICS INC.

STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

MAY 8, 2018 (INCEPTION) TO DECEMBER 31, 2018

			Additional
			Paid-In	Accumulated
	Common Stock		Capital	Deficit	Total
	Shares	Amount
Balance at May 8, 2018 (Inception)	—	$—	$—	$—	$—
Issue founders shares of common stock	10,000,000	10,000	—	—	10,000
Stock-Based Compensation expense: Lucid Diagnostics Inc 2018 Plan	—	—	40,748	—	40,748
Parent Company capital contribution	—	—	12,485	—	12,485
Loss	—	—	—	(1,125,914)	(1,125,914)
Balance as of December 31, 2018	10,000,000	$10,000	$53,233	$(1,125,914)	$(1,062,681)

See accompanying notes to financial statements.

F-19

LUCID DIAGNOSTICS INC.

STATEMENT OF CASH FLOWS

MAY 8, 2018 (INCEPTION) TO DECEMBER 31, 2018

Cash flows from operating activities
Net loss	$(1,125,914)

Adjustments to reconcile net loss to net cash used in operating activities
Stock-based compensation	40,748
Parent Company capital contribution	12,485
Due To: PAVmed Inc. - operating expenses paid on-behalf-of Lucid Diagnostics Inc. and Management Services Agreement expenses	238,928

Changes in operating assets and liabilities:
Prepaid expenses and other current assets	—
Accounts payable	497,225
Accrued expense - CWRU License Agreement Fee	222,553
Accrued expenses and other current liabilities	275
Net cash flows used in operating activities	(113,700)

Cash flows from investing activities
Net cash flows used in investing activities	—

Cash flows from financing activities
Proceeds - issue of common stock	10,000
Proceeds - Due To: PAVmed Inc. - working capital advances	121,500
Net cash flows provided by financing activities	131,500

Net increase in cash	17,800
Cash, beginning of period	—
Cash, end of period	$17,800

See accompanying notes to financial statements.

F-20

LUCID DIAGNOSTICS INC.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2018 and for the period May 8, 2018 (Inception) to December 31, 2018

Note 1 — The Company and Description of the Business

Organization

Lucid Diagnostics Inc. (“the Company”) was incorporated in the State of Delaware on May 8, 2018. The Company is a molecular diagnostics and medical device company focused on the early detection and prevention of esophageal adenocarcinoma (“EAC”), a highly lethal form of esophageal cancer. The Company has developed an accurate, non-invasive, screening test for the early detection of EAC and of Barrett’s Esophagus (“BE”), including dysplasia, pre-cursors to EAC in patients with chronic heart burn or acid reflux. The Company is currently focused on the proprietary technologies referred to as “EsoCheck™” and “EsoGuard™”, as discussed below. The Company operates in one segment as a medical device company.

License Agreement with Case Western Reserve University

On May 12, 2018, the Company entered the “CWRU License Agreement” - which is a license agreement with Case Western Reserve University (“CWRU”) for the exclusive worldwide license of the intellectual property rights for the proprietary technologies underlying each of EsoCheck™ and EsoGuard™. See Note 3, Agreement Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement.

EsoCheck™ is a non-invasive cell collection device designed to sample cells from a targeted region of the esophagus in a five-minute office-based procedure, without the need for an endoscopy. EsoCheck™ consists of an easy to swallow small capsule containing a proprietary textured balloon used to collect a mucosal cell sample when inflated. When the balloon is deflated after cell collection, the proprietary and patent-protected “Collect+Protect Technology™” retracts the balloon, with its collected cells, into the capsule, where they are protected during the retrieval process. These sampled cells may then be subjected to any commercially available diagnostic test, including EsoGuard™. EsoCheck™ received United States Food and Drug Administration (FDA) clearance on June 21, 2019

EsoGuard™ is a molecular diagnostic esophageal DNA test shown in a published human study to be highly accurate at detecting BE as well as EAC. In December 2019, EsoGuard™ became the first certified DNA Laboratory Developed Test (LDT) designated to facilitate the diagnosis of BE and the related precursors to EAC.

To date the Company has not generated any revenues. The Company is pursuing the commercialization of EsoCheck and EsoGuard LDT, as well as developing other products that use or enhance the same underlying technology. In particular, the Company is undertaking a human clinical trial, expected to take approximately two years in duration, to pursue an “In Vitro Diagnostic” (“IVD”) designation for EsoGuard thru the FDA premarket approval (“PMA”) process to market EsoGuard as a screening tool to facilitate the detection of BE using EsoGuard in combination with EsoCheck as an integrated kit.

Issue of Founders Shares of Common Stock

On May 12, 2018 the Company issued a total of 10.0 million founder shares of its common stock for a purchase price of $0.001 per share, including: the issue of 8,187,499 founder shares to PAVmed Inc.; 943,464 founder shares to Case Western Reserve University (“CWRU”); and 289,679 founder shares to each of the three individual physician inventors of the of the EsoCheck and EsoGuard technologies.

Management Services Agreement

In addition to the proceeds from the issue of founders shares of common stock, as noted above, the Company has principally financed its operations through working capital cash advances from PAVmed Inc. and the payment of certain expenses by PAVmed Inc. on-behalf-of the Company. The daily operations of the Company are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Master Services Agreement between the Company and PAVmed Inc. See Note 5, Due To PAVmed Inc. for further information regarding the working capital cash advances, payment of expenses by PAVmed Inc. on-behalf-of the Company, and the Master Services Agreement; and Note 6, Related Party Transactions, for further information regarding the Master Services Agreement.

F-21

Note 2 — Summary of Significant Accounting Policies and Going Concern

Basis of Presentation

The accompanying financial statements include the accounts of the Lucid Diagnostics Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Significant estimates in these financial statements include those related to the fair value of stock-based compensation, research and development expenses, and the provision or benefit for income taxes and the corresponding valuation allowance on deferred tax assets. In addition, management’s assessment of the Company’s ability to continue as a going concern involves the estimation of the amount and timing of future cash inflows and outflows. On an ongoing basis, the Company evaluates its estimates, judgements, and methodologies. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Due to the inherent uncertainty involved in making such judgements, assumptions, and accounting estimates, the actual financial statement results could differ materially from such accounting estimates and assumptions.

Segment Data

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions. No revenue has been generated since inception, and all tangible assets are held in the United States.

Going Concern

The provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 205-40, Presentation of Financial Statements - Going Concern (ASC 205-40) requires management to assess an entity’s ability to continue as a going concern within one year of the date of the financial statements are issued. In each reporting period, including interim periods, an entity is required to assess conditions known and reasonably knowable as of the financial statement issuance date to determine whether it is probable an entity will not meet its financial obligations within one year from the financial statement issuance date. Substantial doubt about an entity’s ability to continue as a going concern exists when conditions and events, considered in the aggregate, indicate it is probable the entity will be unable to meet its financial obligations as they become due within one year after the date the financial statements are issued.

The Company anticipates incurring operating losses and does not expect to experience positive cash flows from operating activities and may continue to incur operating losses for the next several years as it completes the development of its products, seeks regulatory approvals and clearances of such products, and begin to commercially market such products. These factors, which have existed since inception, are expected to continue, and raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the accompanying financial statements are issued.

The Company’s ability to fund its operations is dependent upon management’s plans, which include raising additional capital, repaying amounts due to PAVmed Inc., commercializing and generating revenues from currently approved products and products currently under development, and continuing to control expenses. However, there is no assurance the Company will be successful in these efforts.

The Company’s financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

F-22

Note 2 — Summary of Significant Accounting Policies and Going Concern  - continued

Cash

The Company maintains its cash at a major financial institution with high credit quality. At times, the balance of its cash deposits may exceed federally insured limits. The Company has not experienced and does not anticipate any losses on deposits with commercial banks and financial institutions which exceed federally insured limits.

Research and Development Expenses

Research and development expenses are recognized as incurred and include the salary and stock-based compensation of employees engaged in product research and development activities, and the costs related to the Company’s various contract research service providers, suppliers, engineering studies, supplies, and outsourced testing and consulting, fees associated with license agreements with respect to intellectual property rights used in research and development activities, as well as rental costs for equipment and access to certain facilities of contract research service providers.

Patent Costs and Purchased Patent License Rights

Patent related costs in connection with filing and prosecuting patent applications and patents filed by the Company are expensed as incurred and are included in the line item captioned “general and administrative expenses” in the accompanying statements of operations. Patent fee reimbursement expense incurred under the patent license agreement agreements are included in the line item captioned “research and development expenses” in the accompanying statements of operations. The purchase of patent license rights for use in research and development activities, including product development, are expensed as incurred and are classified as research and development expense.

F-23

Note 2 — Summary of Significant Accounting Policies and Going Concern - continued

Stock-Based Compensation

Stock-based awards are made to employees, members of its board of directors, and non-employees, under each of the PAVmed Inc. 2014 Long-Term Incentive Equity Plan and the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan. Stock-based awards to employees and members of the Company’s board of directors are accounted for in accordance with FASB ASC Topic 718, Stock Compensation, (“ASC 718”) and stock-based awards to non-employees are accounted for in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (“ASC 505-50”). See herein below for a discussion of “ASU 2018-07” with respect to ASC 505-50 non-employee stock-based compensation.

The Company measures the compensation expense of stock-based awards granted to employees and members of its board of directors using the grant-date fair value of the award and recognizes compensation expense for stock-based awards on a straight-line basis over the requisite service period, which is generally the vesting period of the respective stock-based award.

The Company measures the expense of stock-based awards granted to non-employees on a vesting date basis, fixing the fair value of vested non-employee stock options as of their respective vesting date. The fair value of vested non-employee stock options is not subject-to-change at subsequent reporting dates. The estimated fair value of the unvested non-employee stock options is remeasured to then current fair value at each subsequent reporting date. The expense of non-employee stock options is recognized on a straight-line basis over the service period, which is generally the vesting period of the respective non-employee stock-based award.

On June 20, 2018, the FASB issued its Accounting Standards Update (“ASU”) 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting” (“ASU 2018-07), which, upon the effective date, will result in non-employee stock-based compensation to be within the scope of ASC-718, and will supersede ASC 505-50. A principal change of the new guidance is to eliminate the ASC 505-50 required periodic fair value remeasure (“mark-to-market”) and use of the “contractual term” as an input to the Black-Scholes option pricing model to calculate the estimated fair value of stock options issued to non-employees, in favor of the ASC 718 one-time measurement of the grant date fair value and use of an “expected term” as such valuation input, for non-employee stock-based compensation expense, as is currently done for employee stock-based compensation expense.

The amended ASC-718 non-employee stock-based compensation provisions are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within such fiscal year, and for all other companies for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than a company’s adoption of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606). Thus, as of December 31, 2018, the Company had not yet adopted the amended ASC-718 guidance. Notwithstanding, as the Company adopted ASC 606 on January 1, 2019, which was the required adoption date of ASC 606 for private companies, effective January 1, 2019, the Company will implement the amended guidance of ASC-718 with respect to non-employee stock-based compensation.

With respect to the Company, the amended ASC-718 non-employee stock-based compensation provisions are required to be adopted by no later than January 1, 2020, as a result of the PAVmed Inc. “JOBS Act Emerging Growth Company Election” as discussed herein below. As such, PAVmed Inc. and the Company continue to apply the guidance of ASC-505-50 with respect to non-employee stock-based compensation, and will begin to apply ASC 718, as amended by ASU 2018-07, effective as of January 1, 2020.

JOBS Act EGC Election

As noted above, PAVmed Inc., which holds a majority-interest ownership and has a controlling financial interest in the Company, is an “emerging growth company” or “EGC”, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. In this regard, PAVmed Inc., and therefore the Company, as its majority-owned subsidiary, has elected to avail itself of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies who are not an EGC.

F-24

Note 2 — Summary of Significant Accounting Policies and Going Concern - continued

Financial Instruments Fair Value Measurements

The Company evaluates its financial instruments to determine if those instruments or any embedded components of those instruments potentially qualify as derivatives required to be separately accounted for in accordance with FASB ASC Topic 815, Derivatives and Hedging (ASC 815). The accounting for warrants issued to purchase shares of common stock of the Company is based on the specific terms of the respective warrant agreement, and are generally classified as equity, but may be classified as a derivative liability if the warrant agreement provides for required or potential cash settlement on either a full or partial basis. A warrant classified as a derivative liability, or a bifurcated embedded conversion or settlement option classified as a derivative liability, is initially measured at its issue-date fair value, with such fair value subsequently adjusted at each reporting period, with the corresponding fair value adjustment recognized as other income or expense. If upon the occurrence of an event resulting in the derivate liability being subsequently classified as equity or otherwise derecognized, the fair value of the derivative liability will be adjusted on such date-of-occurrence, with such date-of-occurrence fair value adjustment recognized as other income or expense, and then the derivative liability will be derecognized at such date-of-occurrence fair value.

FASB ASC Topic 820, Fair Value Measurement, (ASC 820) defines fair value as the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a transaction measurement date. The ASC 820 three-tier fair value hierarchy prioritizes the inputs used in the valuation methodologies, as follows:

Level 1	Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2	Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets which are not active, or other inputs observable or can be corroborated by observable market data.

Level 3	Valuations based on unobservable inputs reflecting the Company’s own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

As of December 31, 2018, the carrying values of cash, accounts payable, and accrued expenses, approximate their respective fair value due to the short-term nature of these financial instruments.

F-25

Note 2 — Summary of Significant Accounting Policies and Going Concern - continued

Income Taxes

The Company accounts for income taxes using the asset and liability method, as required by FASB ASC Topic 740, Income Taxes, (ASC 740). Current tax liabilities or receivables are recognized for the amount of taxes estimated to be payable or refundable for the current year. Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, along with net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes.

Under ASC 740, a “more-likely-than-not” criterion is applied when assessing the estimated realization of deferred tax assets through their utilization to reduce future taxable income, or with respect to a deferred tax asset for tax credit carryforward, to reduce future tax expense. A valuation allowance is established, when necessary, to reduce deferred tax assets, net of deferred tax liabilities, when the assessment indicates it is more-likely-than-not, the full or partial amount of the net deferred tax asset will not be realized. As a result of the evaluation of the positive and negative evidence bearing upon the estimated realizability of net deferred tax assets, and based on a history of operating losses, it is more-likely-than-not the deferred tax assets will not be realized, and therefore a valuation allowance reserve equal to the full amount of the deferred tax assets, net of deferred tax liabilities, has been recognized as a charge to income tax expense as of December 31, 2018.

The Company recognizes the benefit of an uncertain tax position it has taken or expects to take on its income tax return if such a position is more-likely-than-not to be sustained upon examination by the taxing authorities, with the tax benefit recognized being the largest amount having a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2018 the Company does not have any unrecognized tax benefits resulting from uncertain tax positions.

The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. There were no amounts accrued for penalties or interest as of December 31, 2018 or recognized during the period from May 8, 2018 (date of inception) to December 31, 2018. The Company is not aware of any issues under review to potentially result in significant payments, accruals, or material deviations from its position.

Net Loss Per Share

The net loss per share is computed by dividing the respective net loss by the number of “basic weighted average common shares outstanding” and “diluted weighted average shares outstanding” for the reporting period indicated. The basic weighted-average shares common shares outstanding are computed on a weighted average based on the number of days the shares of common stock of the Company are issued and outstanding during the respective reporting period indicated. The diluted weighted average common shares outstanding are the sum of the basic weighted-average common shares outstanding plus the number of common stock equivalents’ incremental shares on an if-converted basis, computed using the treasury stock method, computed on a weighted average based on the number of days potentially issued and outstanding during the period indicated, if dilutive. The Company’s common stock equivalents include issued and outstanding stock options to purchase shares of common stock of the Company.

Notwithstanding, as the Company has a net loss for the respective reporting period presented, each of the basic and diluted net loss per share for each period presented is computed using only the basic weighted average common shares outstanding for each respective reporting period, as the inclusion of common stock equivalents’ incremental shares would be anti-dilutive.

Accordingly, as presented in the accompanying statement of operations, basic weighted average common shares outstanding are used to compute the basic and diluted net loss per share of the Company, for each reporting period presented.

F-26

Note 2 — Summary of Significant Accounting Policies and Going Concern - continued

Recent Accounting Standards

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements on fair value measurement. The guidance is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods, and early adoption is permitted. The Company is currently evaluating the impact the standard will have on its financial statements.

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480), Derivatives and Hedging (Topic 815) - Part I - Accounting for Certain Financial Instruments with Down-Round Features, and Part II - Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. Principally, ASU 2017-11 amendments simplify the accounting for certain financial instruments with down-round features. The amendments require companies to disregard the down-round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Companies that provide earnings per share (EPS) data will adjust their basic EPS calculation for the effect of the down-round feature when triggered (i.e., when the exercise price of the related equity-linked financial instrument is adjusted downward because of the down-round feature) and will also recognize the effect of the trigger within equity. Additionally, ASU 2017-11 also addresses “navigational concerns” within the FASB ASC related to an indefinite deferral available to private companies with mandatorily redeemable financial instruments and certain noncontrolling interests, which has resulted in the existence of significant “pending content” in the ASC. The FASB decided to reclassify the indefinite deferral as a scope exception, which does not have an accounting effect. The guidance of ASU 2017-11 is effective for public business entities, as defined in the ASC Master Glossary, for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and for all other entities, including the Company, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Earlier adoption is permitted for all entities as of the beginning of an interim period for which financial statements (interim or annual) have not been issued or have not been made available for issuance. The Company does not expect the updated standard(s) to have a material impact on its financial position, results of operations, and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASC 842”), which establishes a right-of-use (“ROU”) model requiring a lessee to recognize a ROU asset and a lease liability for all leases with terms greater-than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The ASC 842 effective date for the Company is December 31, 2021 for its annual financial statement, and for interim quarterly financial statements commencing March 31, 2022.

F-27

Note 3 — Agreements Related to Acquired Intellectual Property Rights

Patent License Agreement - Case Western Reserve University

On May 12, 2018, the Company entered into a patent license agreement with Case Western Reserve University (“CWRU”), referred to as the “CWRU License Agreement”, for the exclusive worldwide license of the intellectual property rights for two distinct proprietary technologies, referred to as “EsoCheck™” and “EsoGuard™”, as discussed above.

The CWRU License Agreement required the Company to pay a license fee to CWRU of approximately $273,000, referred to as the “CWRU License Agreement Fee”. The CWRU License Agreement Fee was recognized on the May 12, 2018 effective date as a current period research and development expense, in accordance with FASB ASC Topic 730, Research and Development (ASC 730). The CWRU License Agreement Fee required an initial payment of $50,000, followed by quarterly payments of $50,000 until such fee is paid-in-full, provided, however, the commencement of the quarterly payments is subject to the Company consummation of a bona fide financing with an unrelated third-party in excess of $500,000. As of December 31, 2018, the remaining balance of the CWRU License Agreement Fee is unpaid and has been recognized as an accrued expense liability.

The CWRU License Agreement also provides for potential payments upon the achievement of certain product development and regulatory clearance milestones. In this regard, subsequent to December 31, 2018, upon FDA clearance on June 21, 2019 of the EsoCheck™ device, the Company incurred a $75,000 milestone payment, which was recognized as research and development expense on the date of the FDA clearance. If the Company does not meet certain milestones listed in the CWRU License Agreement, then CWRU has the right, in its sole discretion, to require PAVmed Inc. to transfer to CWRU a percentage, varying up to 100%, of the shares of common stock of the Company then held by PAVmed Inc. The Company will be required to pay a minimum annual royalty commencing the year after the first commercial sale of products resulting from the commercialization of the licensed intellectual property, with the minimum amount rising based on net sales of such product(s), if any. Such contingent milestone and /or royalty payments, if any, will be recognized in the period in which such payment obligations are incurred.

The CWRU License Agreement terminates upon the expiration of certain related patents, or on May 12, 2038 in countries where no such patents exist, or upon expiration of any exclusive marketing rights granted by the FDA or other U.S. government agency, whichever comes later.

Consulting Agreements with Inventors

The three physician inventors of the licensed intellectual property licensed under the CWRU License Agreement, each entered into consulting agreements with Lucid Diagnostics Inc. to support its continued development. In addition to cash compensation based on a contractual rate per hour, additional compensation under each such consulting agreement included the grant of stock options to each individual under each of the PAVmed Inc 2014 Long-Term Incentive Equity Plan and the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan. See Note 9, Stock-Based Compensation, for information regarding each of the “PAVmed Inc. 2014 Long-Term Incentive Equity Plan” and the separate “Lucid Diagnostics Inc 2018 Long-Term Incentive Equity Plan”, with respect to the stock options granted as discussed above.

Contract Development and Manufacturing Organization Agreements

In June 2018, Lucid Diagnostics Inc. entered into a contract development and manufacturing organization (CDMO) agreement with an unrelated third-party to manufacture and supply EsoCheck™ devices, principally for use in research and development activities - referred to herein as the “EsoCheck™ Supply Agreement”. The EsoCheck™ Supply Agreement contains a firm price per unit, and a contractual minimum unit purchase quantity, is cancellable with 10 day notice, among other customary provisions. With respect to the contractual minimum unit purchase quantity, if Lucid Diagnostics Inc. terminates the EsoCheck™ Supply Agreement without “good reason”, as defined, prior to placing purchase orders for 5,000 units, then Lucid Diagnostics Inc. will make a single one-time $50,000 payment to the CDMO. The minimum quantity contingent payment, if any, will be recognized as a current period expense if and when such payment obligation is incurred. Further, in June 2018 Lucid Diagnostics Inc. entered into a separate consulting agreement with the individual owner of the CDMO, with the sole compensation under such consulting agreement being the grant of stock options under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan. See Note 9, Stock-Based Compensation, for information regarding the Lucid Diagnostics Inc 2018 Long-Term Incentive Equity Plan.

F-28

Note 4 — Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of:

December 31,
2018
CWRU License Agreement Fee	$222,553
Operating expenses	275
Total accrued expenses and other current liabilities	$222,828

The remaining unpaid balance of the “CWRU License Agreement Fee” is discussed in Note 3, Agreements Related to Acquired Intellectual Property Rights.

Note 5 — Due To PAVmed Inc.

The Company has principally financed its operations through working capital cash advances from PAVmed Inc. and the payment of operating expenses by PAVmed Inc. on-behalf-of the Company (“PAVmed Inc. OBO Payments”). Additionally, the daily operations of the Company are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Master Services Agreement (MSA) between the Company and PAVmed Inc. See Note 7, Commitments and Contingencies, for further information regarding the MSA.

The Due To: PAVmed Inc. as of December 31, 2018 is summarized as follows:

	Working Capital Cash	PAVmed Inc OBO	MSA
	Advances	Payments	Expense	Total
Balance - May 8, 2018 (Inception)	$—	$—	$—	$—
Period May 8, 2018 (Inception) to December 31, 2018	121,500	88,928	150,000	360,428
Balance - December 31, 2018	$121,500	$88,928	$150,000	$360,428

F-29

Note 6 — Related Party Transactions

Case Western Reserve University

As noted above, the Company issued 943,464 founders shares of its common stock for a purchase price of $0.001 per share. As provided for in the CWRU License Agreement, the Company incurred certain expenses from CWRU in the period May 8, 2018 (Inception) to December 31, 2018, including: approximately $273,000 CWRU License Agreement Fee, approximately $21,000 with respect to reimbursement of fees related to patents, and, subsequent to December 31, 2018, a $75,000 milestone payment upon FDA clearance of the EsoCheck™ device on June 21, 2019.

Consulting Agreements with Inventors

As noted above, the Company issued 289,679 founders shares of its common stock for a purchase price of $0.001 per share to each of the three individuals. Additionally, each of the three individuals entered into consulting agreements with the Company to support the continued development of the technologies with respect to the CWRU License Agreement. In addition to cash compensation based on a contractual rate per hour, additional compensation under each such consulting agreement included the grant of stock options to each individual under each of the PAVmed Inc 2014 Long-Term Incentive Equity Plan and the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan. The Company recognized as research and development expense in the aggregate of approximately $41,000 related to the consulting agreements; and approximately $47,000 related to the stock options as noted above, for the period from May 8, 2018 (Inception) to December 31, 2018.

See Note 1, The Company and Description of the Business, for a discussion of the issue of common stock of the Company under the Share Subscription Agreements dated May 12, 2018; Note 3, Agreements Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement; and, Note 9, Stock-Based Compensation, for information regarding each of the “PAVmed Inc. 2014 Long-Term Incentive Equity Plan” and the separate “Lucid Diagnostics Inc 2018 Long-Term Incentive Equity Plan”, with respect to the stock options granted as discussed above.

Management Services Agreement

As noted above, the daily operations of the Company are managed by personnel employed by PAVmed Inc., for which the Company incurs expense according to the provisions of a Master Services Agreement (“MSA”) between the Company and PAVmed Inc. The MSA does not have a termination date, but may be terminated by the Company’s board of directors. The Company recognized as general and administrative expense $150,000 in connection with the MSA for the period May 8, 2018 (Inception) to December 31, 2018, including $10,000 per month for May 2018 and $20,000 per month from June 2018 to December 2018.

F-30

Note 7 — Commitments and Contingencies

EsoGuard™ Clinical Trials - Agreement with Clinical Research Agreement

Subsequent to December 31, 2018, the Company, entered into an agreement with a clinical research organization (“CRO”) in connection with EsoGuard™ clinical trials, referred to as the EsoGuard™ CRO Agreement. The CRO will assist the Company with conducting two concurrent clinical trials referred to as the “EsoGuard™ screening study” and the “EsoGuard™ case control study”. The term of the EsoGuard™ CRO Agreement is from its September 2019 effective date to the conclusion of the respective clinical trials, but not to exceed 60 months from the effective date of the EsoGuard™ CRO Agreement. The CRO agreement may be cancelled with sixty days written notice, without an early termination fee. Under the CRO agreement, the Company is required to fund an on-account deposit of an aggregate of $643,000 with the CRO, with such on-account deposit refundable to the Company. As of November 29, 2019, the full amount of such deposit was paid by PAVmed Inc. on-behalf-of the Company.

Guaranty Agreement

The Company is party to a Security and Pledge Agreement, a Guaranty Agreement, and an Intellectual Property Security Agreement (the “Security Documents”), pursuant to which, among other things, the Company has guaranteed PAVmed, Inc. obligations under a Senior Secured Convertible Note issued by PAVmed Inc. on December 27, 2018 by PAVmed Inc. (“December 2018 Senior Convertible Note). The Security Documents grant the lender’s Collateral Agent (as defined in the Security and Pledge Agreement) a security interest in all of its personal property to secure the PAVmed Inc. obligations under the December 2018 Senior Convertible Note. The December 2018 Senior Convertible Note has a face value principal of $7.75 million, and a stated interest rate of 7.875% per annum and a contractual maturity date of December 31, 2020. At the election of its Holder, the December 2018 Senior Convertible Note may be converted into shares of common stock of PAVmed Inc. As of September 30, 2019, the remaining principal balance of the December 2018 Senior Convertible Note was approximately $4.4 million.

Under the December 2018 Senior Convertible Note, PAVmed Inc. and its subsidiaries, including the Company, are subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, and to have an unrestricted consolidated cash balance of at least $1.75 million at each quarterly balance sheet date, among other provisions and covenants.

Subsequently, on November 4, 2019, the Company also became party to Security Documents, pursuant to which, among other things, the Company has guaranteed PAVmed, Inc. obligations under a Senior Secured Convertible Note issued by PAVmed Inc. on November 4, 2019 (“November 2019 Senior Convertible Note”). The terms of the November 2019 Senior Convertible Note Security Documents are substantially similar to the security documents entered into by the Company with respect to the aforementioned December 2018 Senior Convertible Note, except the November 2019 Senior Convertible Note has an aggregate original principal amount of $14.0 million, has a contractual maturity date of September 30, 2021, and a portion of the November 2019 Senior Convertible Note was funded with an Investor Note and will be paid in cash upon PAVmed Inc. satisfaction of certain contractual conditions.

A portion of the proceeds from each of the December 2018 Senior Convertible Note and the November 2019 Senior Convertible Note have been used to fund working capital cash advances to the Company from PAVmed Inc.

Legal Proceedings

In the ordinary course of business, particularly as it begins commercialization of its products, the Company may be subject to certain legal actions and claims, including product liability, consumer, commercial, tax and governmental matters, which may arise from time to time. The Company does not believe it is currently a party to any other pending legal proceedings. Notwithstanding, legal proceedings are subject-to inherent uncertainties, and an unfavorable outcome could include monetary damages, and excessive verdicts can result from litigation, and as such, could result in a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows. Additionally, although the Company has specific insurance for certain potential risks, the Company may in the future incur judgments or enter into settlements of claims which may have a material adverse impact on the Company’s business, financial position, results of operations, and /or cash flows.

F-31

Note 8 — Income Taxes

Income tax (benefit) expense for respective periods noted is as follows:

Year Ended
December 31,
2018
Current:
Federal, state, and local	$—
Deferred:
Federal	(205,704)
State and local	(146,369)
(352,073)
Less: Valuation allowance reserve	352,073
$—

The reconciliation of the federal statutory income tax rate to the effective income tax rate for respective periods noted is as follows:

Year Ended
December 31,
2018
U.S. federal statutory rate	21.0%
U.S. state and local income taxes, net of federal tax benefit	10.3%
Valuation allowance	(31.3)%
Effective tax rate	0.0%

The approximate tax effects of temporary differences which give rise to the net deferred tax assets for respective periods noted are as follows:

Year Ended
December 31,
2018
Deferred tax assets:
Net operating loss	$335,427
Stock-based compensation expense	16,646
Deferred tax assets	352,073

Deferred tax liabilities:
Deferred tax liabilities	—

Deferred tax assets, net of deferred tax liabilities	352,073
Less: valuation allowance	(352,073)
Deferred tax assets, net after valuation allowance	$—

Deferred tax assets and deferred tax liabilities resulting from temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, with the effect of a change in the tax rate is recognized as income or expense in the period the change in tax rate is enacted. As discussed below, the “Tax Cuts and Jobs Act” enacted in December 2017 resulted in a change to future years’ statutory federal corporate tax rate applicable to taxable income. Changes in deferred tax assets and deferred tax liabilities are recorded in the provision for income taxes.

F-32

Note 8 — Income Taxes - continued

As required by FASB ASC Topic 740, Income Taxes”, (“ASC 740), a “more-likely-than-not” criterion is applied when assessing the estimated realization of deferred tax assets through their utilization to reduce future taxable income, or with respect to a deferred tax asset for tax credit carryforward, to reduce future tax expense. A valuation allowance is established, when necessary, to reduce deferred tax assets, net of deferred tax liabilities, when the assessment indicates it is more-likely-than-not, the full or partial amount of the net deferred tax asset will not be realized. Accordingly, the Company evaluated the positive and negative evidence bearing upon the estimated realizability of the net deferred tax assets, and based on the Company’s history of operating losses, concluded it is more-likely-than-not the deferred tax assets will not be realized, and therefore recognized a valuation allowance reserve equal to the full amount of the deferred tax assets, net of deferred tax liabilities, as of December 31, 2018.

As of December 31, 2018, the Company had approximately $1,073,000 of federal net operating loss (“NOL”) carryforward and approximately $1,073,000 of state and local NOL carryforward, each of which is available to reduce taxable income for each of the respective tax jurisdiction. The federal NOL carryforward does not have an expiration date, which the state and local NOL carryforwards begin to expire in 2038.

The Company files income tax returns in the United States in federal and applicable state and local jurisdictions. The Company’s tax filings for the years 2018 and thereafter each remain subject to examination by taxing authorities. The Company’s policy is to record interest and penalties related to income taxes as part of its income tax provision. The Company has not recognized any penalties or interest related to its income tax provision.

F-33

Note 9 — Stock-Based Compensation

Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan

The Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan (the “Lucid Diagnostics Inc. 2018 Equity Plan”) became effective on May 12, 2018. The types of equity awards granted under the Lucid Diagnostics Inc. 2018 Equity Plan include stock options, stock appreciation rights, restricted stock, and other stock-based awards subject to limitations under applicable law. All awards are subject to approval by the Company’s board of directors.

As of December 31, 2018, stock options to purchase shares of common stock of Lucid Diagnostics Inc. is as follows:

		Exercise	Remaining
	Number	Price	Contractual
	Stock	Weighted	Term
	Options	Average	(Years)
Outstanding at December 31, 2017	—	$—
Granted	375,000	$0.60
Exercised	—	$—
Forfeited	—	$
Outstanding at December 31, 2018	375,000	$0.60	9.4
Vested and exercisable at December 31, 2018	87,500	$0.57	9.4

A total of 2,000,000 shares of common stock of the Company are reserved for issuance under the Lucid Diagnostics Inc. 2018 Equity Plan, with 1,925,000 shares available for grant as of December 31, 2018, exclusive of 300,000 stock options granted in 2018 outside the Lucid Diagnostics Inc. 2018 Equity Plan.

As noted above, during the year ended December 31, 2018, an aggregate of 375,000 Lucid Diagnostics Inc. stock options were granted under the Lucid Diagnostics Inc. 2018 Equity Plan, each with a ten year contractual term from date-of-grant, including:

May 2018 - under their respective consulting agreements with Lucid Diagnostics Inc., each of the three non-employee physician inventors of the “EsoCheck™” and “EsoGuard™” intellectual property underlying the CWRU License Agreement were granted 100,000 stock options at an exercise price of $0.50 per share of common stock of Lucid Diagnostics Inc., with such stock options vesting ratably on a quarterly basis commencing June 30, 2018 and ending March 31, 2021. See Note 3, Agreements Related to Acquired Intellectual Property Rights, for a discussion of the license agreement between Lucid Diagnostics Inc. and Case Western Reserve University; and the consulting agreements between the three individual physicians and the Company; and,

June 2018 - under a consulting agreement between the Company, as sole compensation under such consulting agreement, the unrelated third party owner of the manufacturing firm of the “EsoCheck™ Device CDMO Supply Agreement”, was granted 75,000 stock options at an exercise price of $1.00 per share of common stock of the Company, with such stock options vesting ratably on a quarterly basis commencing September 30, 2018 and ending June 30, 2021. See Note 3, Agreements Related to Acquired Intellectual Property Rights, for a discussion of each of the separate consulting agreement and the EsoCheck™ Device CDMO Supply Agreement.

PAVmed Inc. 2014 Long-Term Incentive Equity Plan

The PAVmed Inc. 2014 Long-Term Incentive Equity Plan (the “PAVmed Inc. 2014 Equity Plan”) was adopted by the PAVmed Inc. board of directors and stockholders in November 2014. All grants under the PAVmed Inc. 2014 Equity Plan are subject to approval by the compensation committee of the PAVmed Inc. board of directors. The PAVmed Inc. 2014 Equity Plan is separate from the Lucid Diagnostics Inc. 2018 Equity Plan discussed above.

Under the PAVmed Inc. 2014 Equity Plan, 25,000 stock options were granted in May 2018 to each of the three non-employee physician inventors of the intellectual property underlying the CWRU License Agreement under each of their respective consulting agreements with the Company, with such stock options having an exercise price of $1.59 per share of common stock of PAVmed Inc. and vesting ratably on a quarterly basis commencing June 30, 2018 and ending March 31, 2021. As of December 31, 2018, 18,750 of such stock options vested and exercisable. See Note 3, Agreements Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement and the consulting agreements between the Company and the three individual physicians.

F-34

Note 9 — Stock-Based Compensation - continued

Stock-Based Compensation Expense

The Company recognized stock-based compensation, classified as research and development expense, with respect to stock-based awards under each of the Lucid Diagnostics Inc 2018 Plan and the PAVmed Inc. 2014 Equity Plan, as such stock-based awards are discussed above, summarized as follows:

May 8, 2018
(Inception)
to
December 31,
2018
Lucid Diagnostics Inc 2018 Equity Plan	$40,748
PAVmed Inc 2014 Equity Plan	$12,485
Stock-Based Compensation Expense - Total	$53,233

The Company recognizes stock-based compensation expense with respect to stock-based awards under the PAVmed Inc. 2014 Equity Plan with a corresponding credit to equity, representing a capital contribution to the Company from PAVmed Inc.

As of December 31, 2018, under the Lucid Diagnostics Inc. 2018 Equity Plan, total unrecognized stock-based compensation expense of approximately $152,000 is expected to be recognized over the weighted average remaining requisite service period of 2.3 years; and, under the PAVmed Inc. 2014 Equity Plan, total unrecognized stock-based compensation expense of approximately $31,700 is expected to be recognized over the weighted average remaining requisite service period of 2.3 years.

The stock-based compensation expense related to non-employees is based on the vesting date fair value, with the expense recognized on a straight-line basis over the award’s requisite service period, which is generally the award’s vesting period.

Stock-based compensation expense recognized for stock options granted to non-employees under the Lucid Diagnostics Inc. 2018 Equity Plan was based on a weighted average fair value of $0.49 per share during the period May 8, 2019 (Inception) to December 31, 2018, calculated using the following weighted average Black-Scholes valuation model assumptions:

May 8, 2018
(Inception)
to
December 31, 2018
Expected term of stock options (in years)	9.4
Expected stock price volatility	62%
Risk free interest rate	2.7%
Expected dividend yield	0%
Estimated fair value of common stock per share	$0.57

Stock-based compensation expense recognized by Lucid Diagnostics Inc. with respect to stock options granted to non-employees under the PAVmed Inc. 2014 Equity Plan, as discussed above, was based on a weighted average fair value of $0.59 per share of PAVmed Inc. common stock during the period May 8, 2018 to December 31, 2018, calculated using the following weighted average Black-Scholes valuation model assumptions:

May 8, 2018
(Inception)
to
December 31, 2018
Expected term of stock options (in years)	9.2
Expected stock price volatility	60%
Risk free interest rate	2.7%
Expected dividend yield	0%

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Note 9 — Stock-Based Compensation - continued

The Company uses the Black-Scholes valuation model to estimate the fair value of stock options granted under both the Lucid Diagnostics Inc. 2018 Equity Plan and the PAVmed Inc. 2014 Equity Plan, which requires the Company to make certain estimates and assumptions, with the weighted-average valuation assumptions for stock-based awards, as follows:

*	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period commensurate with the expected term of the stock option;

*	The expected term of stock options represents the period of time stock options are expected to be outstanding, which for employees is the expected term derived using the simplified method and for non-employees is the remaining contractual term;

*	The expected stock price volatility is based on historical stock price volatilities of similar entities within the medical device industry over the period commensurate with the expected term or remaining contractual term of the respective stock option; and,

*	The expected dividend yield is based on annual dividends of $0.00 as there has not been a dividend paid to-date, and there is no plan to pay dividends for the foreseeable future.

The price per share common stock of the Company used in the computation of estimated fair value of stock options granted under the Lucid Diagnostics Inc. 2018 Equity Plan was estimated using a discounted cash flow method applied to a multi-year forecast of future cash flows of the Company. The price per share common stock of PAVmed Inc. used in the computation of estimated fair value of stock options granted under the PAVmed Inc. 2014 Equity Plan is its quoted closing price per share of common stock.

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Note 10 — Stockholders’ Equity

Preferred Stock

The Company is authorized to issue 20 million shares of its preferred stock, par value of $0.001 per share, with such designation, rights, and preferences as may be determined from time-to-time by the Company’s board of directors. There were no shares of preferred stock issued and outstanding as of December 31, 2018.

Common Stock

The Company is authorized to issue up to 50.0 million shares of common stock, par value of $0.001 per share. As of December 31, 2018, there were 10.0 million shares of common stock of Lucid Diagnostics Inc. issued and outstanding.

On May 12, 2018, under separate share Subscription Agreements between the Company and each of the respective common stock purchasers, Lucid Diagnostics Inc. issued a total of 10.0 million founders shares of its common stock for a purchase price of $0.001 per share, including: the issue of 8,187,499 founders shares to PAVmed Inc., 943,464 founders shares to CWRU, and 289,679 founders shares to each of the three individual physician inventors of the of the intellectual property and proprietary technologies underlying the CWRU License Agreement. See Note 3, Agreements Related to Acquired Intellectual Property Rights, for a discussion of the CWRU License Agreement.

Note 11 —Loss Per Share

The “Net loss per share - basic and diluted” - for the period indicated - is as follows:

May 8, 2019
(Inception) to
December 31,
2018
Numerator
Net loss	$(1,125,914)

Denominator
Weighted-average common shares outstanding basic and diluted(1)	10,000,000

Loss per share
Net loss per share - basic and diluted	$(0.11)

(1)	Basic weighted-average number of shares of common stock outstanding for the period excludes common stock equivalent incremental shares, while diluted weighted average number of shares outstanding includes such incremental shares. However, as the Company was in a loss position for all periods presented, basic and diluted weighted average shares outstanding are the same, as the inclusion of the incremental shares would be anti-dilutive. In this regard, 375,000 stock options outstanding as of December 31, 2018 have been excluded from the computation of diluted weighted average shares outstanding as their inclusion would be anti-dilutive.

Note 12 — Subsequent Events

Other Matters

Except as otherwise noted herein, the Company has evaluated subsequent events through the date of filing of this Registration Statement on Form S-1 and determined there to be no further events requiring adjustments to the financial statements and /or disclosures therein.

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[●] Shares

LUCID DIAGNOSTICS INC.

Common Stock

———————————————

PRELIMINARY PROSPECTUS

———————————————

[●]

[●], 2020

Until [●], 2020 (25 days after the date of this prospectus), all dealers that buy, sell, or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter with respect to their unsold allotments or subscriptions

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement (other than the underwriting discount) will be as follows:

SEC registration fee	$	[●]
FINRA filing fee	$	[●]
Accounting fees and expenses	$	[●]
Printing and engraving expenses	$	[●]
Legal fees and expenses	$	[●]
Nasdaq listing fees	$	[●]
Miscellaneous(1)	$	[●]
Total	$	[●]

(1)	This amount represents additional expenses that may be incurred by the registrant in connection with the offering over and above those specifically listed above, including distribution and mailing costs.

Item 14. Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation and by-laws will provide that all of our directors and officers shall be entitled to be indemnified by us to the fullest extent permitted by law. Our amended and restated by-laws will further provide that we will indemnify any other person whom we ahve the power to indemnify under section 145 of the Delaware General Corporation Law. In addition, we intend to enter into customary indemnification agreements with each of our directors and officers.

Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

“Section 145. Indemnification of officers, directors, employees and agents; insurance.

“(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

“(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

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“(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

“(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

“(e) Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

“(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to such provision after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

“(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

“(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

“(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

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“(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

“(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).”

Paragraph B of Article Eighth of our certificate of incorporation provides:

“The Corporation, to the full extent permitted by Section 145 of the GCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.”

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, Lucid Diagnostics has agreed to indemnify the underwriters and the underwriters have agreed to indemnify Lucid Diagnostics against certain civil liabilities that may be incurred in connection with this offering, including certain liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

(a) During the past three years, we sold the following shares of common stock without registration under the Securities Act:

In May 2018, in connection with our formation, we sold a total of 10,000,000 shares of our common stock for a purchase price of $0.001 per share, including 8,187,499 shares to PAVmed; 943,464 shares to CWRU; and 289,679 shares to each of the three individual physician inventors of the EsoGuard technology.

Upon the closing of this offering, we intend to issue a $5.1 million Convertible Note to PAVmed, in exchange for the cancellation of $5.1 million payable by us to PAVmed. The Convertible Note will mature 24 months from the date of issuance, will bear interest at a rate of 7.875% per annum and will be convertible at the holder’s option into shares of our common stock at a conversion price of $2.00 per share. As of the date of this prospectus, we owe PAVmed approximately $5.1 million related to working capital advances and earned, but unpaid, management services fees.

Prior to the closing of this offering, we also intend to enter into a securities purchase agreement with certain accredited investors for the purchase of 2,000,000 common stock in a private placement, at a purchase price of $2.00 per share. The proceeds of the private placement will be used for working capital purposes.

All of the securities described above were or will be issued pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

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Item 16. Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation.*

3.2	Form of Amended and Restated By-laws.*

4.1	Specimen Common Stock Certificate.*

4.2	Form of Convertible Promissory Note.*

5.1	Opinion of Graubard Miller.*

10.1	2018 Long-Term Incentive Equity Plan.*

10.2	License Agreement, dated as of May 12, 2018, by and between Case Western Reserve University and Lucid Diagnostics Inc.*

10.3.1	Management Services Agreement, dated as of May 12, 2018, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.3.2	Amendment to Management Services Agreement, dated as of March 1, 2019, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.3.2	Second Amendment to Management Services Agreement, dated as of June 5, 2019, by and between PAVmed Inc. and Lucid Diagnostics Inc.*

10.4	Consulting Agreement, dated as of May 12, 2018, by and between Lucid Diagnostics Inc. and Sanford Markowitz, M.D.*

10.5	Consulting Agreement, dated as of May 12, 2018, by and between Lucid Diagnostics Inc. and Amitabh Chak, M.D.*

10.6	Consulting Agreement, dated as of May 12, 2018, by and between Lucid Diagnostics Inc. and Joseph Willis, M.D.*

10.7	Form of Stock Option Agreement.*

10.8	Form of Indemnification Agreement.*

10.9	Form of Lock-Up Agreement.*

23.1	Consent of Marcum, LLP.*

23.2	Consent of Graubard Miller (included in Exhibit 5.1).*

24.1	Power of Attorney (included on signature page of this Registration Statement).

* To be filed by amendment.

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Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the [●] day of [●], 2020.

LUCID DIAGNOSTICS INC.

By:
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each Lishan Aklog, M.D. and Dennis M. McGrath his true and lawful attorneys-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

	Chairman and Chief Executive Officer	[●], 2020
Lishan Aklog, M.D.	(Principal Executive Officer)

	Chief Financial Officer (Principal Accounting Officer	[●], 2020
Dennis M. McGrath	and Principal Financial Officer)

	Director	[●], 2020
Aster Angagaw

	Director	[●], 2020
Sanford Markowitz, M.D.

	Director	[●], 2020
James L. Cox, M.D.

	Director	[●], 2020
Ronald M. Sparks

	Director	[●], 2020
Michael J. Glennon

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